SEC File No. 82-34725

2005 Annual Report

Experience. Global. Growth.



Agricore United

BUSINESS SEGMENT OPERATING HIGHLIGHTS
For the twelve months ended October 31 *(unaudited)*

	2005	2004	2003	2002	Pro forma 2001
Grain Handling Segment					
Industry grain shipments (000s tonnes)	**28,847**	28,869	20,584	24,885	32,315
Company grain shipments (000s tonnes)	**9,945**	10,007	7,411	8,797	12,493
Average margin per tonne	**$ 21.26**	$ 21.34	$ 21.20	$ 23.72	$ 22.53
Terminal handling (000s tonnes)	**5,891**	5,606	3,742	4,930	7,932
Crop Production Services Segment					
Sales ($000)	**$ 815,802**	$ 735,229	$ 826,825	$ 676,446	$ 778,561
Average margin (%)	**22.7%**	22.0%	24.7%	22.0%	26.8%
Livestock Services Segment					
Feed					
Manufactured feed tonnes sold (000s tonnes)	**982**	885	816	915	845
Average feed margin per tonne	**$ 43.66**	$ 42.91	$ 43.46	$ 39.16	$ 44.87
Livestock and other sales					
Sales and revenue from service	**$ 84,331**	$ 75,251	$ 58,522	$ 46,499	$ 36,032
Gross profit and net revenue from service	**$ 10,823**	$ 5,930	$ 4,929	$ 5,633	$ 7,491

STATISTICAL SUMMARY
For twelve months ended October 31
(in thousands, except ratios and per share amounts)

	2005	2004	2003	(unaudited) 2002	Pro forma 2001
Operating					
Gross profit and net revenue from services	**$ 460,581**	$ 428,497	$ 410,454	$ 411,384	$ 551,458
EBITDA	**128,737**	104,140	100,531	74,725	147,622
EBIT	**68,020**	38,929	27,931	(377)	55,802
Earning (loss) before income taxes, discounted operations and unusual items	**19,796**	(13,504)	(24,181)	(27,813)	4,933
Net earnings (loss)	**12,514**	(10,167)	(5,546)	(17,516)	(14,687)
Cash flow provided by operations	**75,302**	52,297	48,404	22,070	na
Property, plant and equipment expenditures	**36,428**	32,473	29,176	30,425	na
Financial					
Working capital	**$ 141,976**	$ 143,918	$ 176,796	$ (36,998)	$ (29,178)
Net investment in capital assets	**657,074**	664,396	688,896	728,982	790,734
Total assets	**1,477,199**	1,453,368	1,573,501	1,605,189	1,788,721
Funded debt (short-term financing and long term debt)	**523,428**	493,375	563,946	686,703	805,990
Cash and cash equivalents (included in working capital)	**36,590**	50,214	53,919	39,117	34,275
Convertible debenture	**105,000**	105,000	105,000	—	—
Shareholder's equity	**490,083**	482,942	499,799	507,346	469,361
Ratios					
Current ratio	**1.26**	1.29	1.31	0.95	0.97
Leverage ratio (net funded debt to capitalization)	**43.1%**	45.3%	46.0%	54.6%	62.2%
Shareholder information					
Monthly weighted average Limited Voting Common Share outstanding	**45,343**	45,278	45,299	44,172	na
Per share:					
Net loss	**$ 0.25**	$ (0.25)	$ (0.15)	$ (0.42)	na
Net loss from continuing operations	**$ 0.25**	$ (0.25)	$ (0.43)	$ (0.44)	na
Cash flow provided by operations	**$ 1.64**	$ 1.13	$ 1.04	$ 0.47	na
Book value	**$ 10.55**	$ 10.40	$ 10.77	$ 10.94	na
Trading activity (TSX):					
High	**$ 9.25**	$ 9.99	$ 8.25	$ 12.05	$ 12.50
Low	**$ 7.10**	$ 7.00	$ 3.60	$ 5.50	$ 8.52
Year-end	**$ 7.10**	$ 7.64	$ 8.18	$ 5.91	$ 12.05
Volume (thousands of shares)	**9,620**	14,921	13,434	12,030	1,690

ADDITIONAL INFORMATION
(unaudited)

	2005	2004	2003	2002	Pro forma 2001
Employees (full-time equivalents)	**2,800**	2,788	2,728	2,997	3,607
Number of country elevators	**83**	85	88	98	154
Licensed grain storage capacity (year-end, thousands of tonnes)					
Country elevators	**1,270**	1,206	1,214	1,416	2,018
Terminal elevators – wholly or beneficially owned	**699**	699	699	591	591
Terminal elevators – partially owned	**492**	492	492	692	692

Book value per share is derived by dividing the shareholder's equity at the end of the period by the total number of Limited Voting Common Shares outstanding at year-end as if the preferred shares had been converted on a 1:1 basis.

CONTENTS

we can meet the challenge of the emerging competitors and profit from the unique market opportunities available to Canada's efficient and responsive producers.

Wayne W. Drul, Chair



"The core strength of this organization has been and will be its connection to farmer customers."

Brian Hayward, CEO

Photo (from left): Brian Hayward, Chief Executive Officer Wayne Drul Chair

A MESSAGE FROM THE CHAIR



The Agricore United Advantage
Agricore United's history in western Canada has deep roots. The year 2006 marks 100 years of service to farmers from Agricore United and its heritage companies. We are pleased with our past record of service and we are proud of our ongoing and expanding relationship with prairie producers.

Agricore United is a distinctive company with a unique relationship with its key customers, western Canadian farmers. Farmer-customers are also members and shareholders in the company and have an opportunity to participate in its corporate governance system.

Our membership structure is a two way street. Through this system, we are able to help improve the profitability of farmers because we are able to deliver services that best fit their needs.

The membership system also provides Agricore United with a competitive advantage over other agri-firms. Our direct connection to farmers allows us to tailor services to attract their business and our structure places us in a unique position to identify and develop industry and marketing trends.

This puts Agricore United in a strong position to take advantage of the rapidly changing world markets that define modern agriculture.

Trade and technology are critical factors in the competitive advantage of modern agriculture. These areas will remain a focus for Agricore United in the years to come.

Technology Development – Key to Our Future
The Canadian grain industry must take advantage of technology to improve our competitiveness. This can be done in two ways.

Firstly, Canadian farmers can continue to strive to lower production costs through the use of new technologies and production methods. Secondly, we must also bring new and different products on to the world market and sell our existing commodities on the basis of specific quality traits, end uses, and traceability systems.

Canada will have to be an early adapter of new varieties. These are going to come from genetic technology as well as traditional plant breeding. They will deliver specific end-use traits to end users. New high oleic canola varieties are just one example.

Agricore United has the systems and infrastructure in place to help farmers take advantage of opportunities in identity preserved sales. We have unparalleled access to seed technology, crop protection products and end-use markets, to help Canadian agriculture compete in a changing world.

Trade Liberalization – Unlocking the World's Markets
The current round of World Trade Organization (WTO) negotiations will define our trading environment for the next 20 to 25 years. The WTO is one of the largest driving forces for change in our industry.

Canada should not have to compete with treasuries in the United States and Europe and should not be forced to export over the massive tariff walls put up by other countries. That's why I believe it's so important for the Government of Canada to continue to aggressively pursue a new WTO agreement.

Subsidies and trade barriers reduce the prices received by Canadian wheat farmers by over $52 per tonne. Capturing even a portion of that $52 is an opportunity this country cannot afford to let slip away.

Canadian products face consistent discrimination abroad. India is the world's largest importer of cooking oil, yet they import almost no canola oil. This is because the tariff on canola oil is 75 per cent while the tariff on soybean oil is 45 per cent. Similar situations exist in other markets like Korea.

Eliminating tariffs which distort support programs would add almost $2.5 billion every year to Canada's grains and oilseed sector. To put this into perspective, it would be a lot more than the $1.1 billion annual budget for the CAIS program which supports all of agriculture, not just the grain industry.

I am realistic and understand that we won't achieve the goal of complete elimination of tariffs and subsidies in this round. However, Canada must fight for major movement in this direction.

Despite some setbacks, I remain confident that we will see a negotiated WTO agreement that will unlock the world's markets for Canadian agriculture. This will benefit farmers, it will be good for Agricore United, and it will spawn investment in agriculture and agri-food from coast to coast.

Beginning of a New Century of Partnership
Building the competitive and flexible industry we need, to continue to be competitive into the future, cannot be done, alone, by Agricore United nor can it be accomplished, in isolation, by farmers. However, together, we can create a sustainable and vibrant industry.

Agricore United will continue to partner with farmers in the years to come. We will advocate for the policies and regulations that give producers the ability to grow and compete. We will offer farmers the agronomic and marketing tools they need to access world markets efficiently and competitively.

Working with our partners we can meet the challenge of the emerging competitors and profit from the unique market opportunities available to Canada's efficient and responsive producers.

Wayne W. Drul
Chair

A MESSAGE FROM THE CHIEF EXECUTIVE OFFICER



Warren Buffet once observed that "someone's sitting in the shade today because someone planted a tree a long time ago". A century ago, this company first set down its own roots, founded in a challenging land, by people who had little more than a vision of what could be or what should be.

Anniversaries provide us with reason to celebrate and also to reflect and learn. As Agricore United celebrates moving into a second century of business, we can and will draw from four lessons learned.

Lesson One: The weather comes; the weather goes

While our roots extend back a century, Agricore United itself is only four years old. Regrettably, for the first three of those years, due to external weather events, the Company was unable to generate a net profit. However, in 2005, Agricore United had a net profit of $12.5 million. More importantly, fundamental business operations strengthened, with EBITDA growing to $128.7 million. That is still well below our potential but the momentum is in the right direction.

Sometimes we only gain perspective on events with the benefit of time. In the midst of a short term (by Mother Nature's standards) weather event, pressures can intensify to sail a company hard left, right, left, losing sight of strategic direction and risking the loss of key people. As a public company, the price of one's stock becomes a lightening rod.

To return to the wisdom of Warren Buffet: "In the short run, the market is a voting machine, but in the long run it is a weighing machine." In this age where equity capital moves by mouse click in response to quarterly results, being patient with an investment for several years can seem to be an eternity. History teaches us that multi-year weather "potholes" have hit our industry a few times over the last century. The 1930s and early 1960s are notable examples. The early part of the 21st century joins the list of tough times. We need to remember that difficult times can be worked through and the good years do indeed come.

Lesson Two: The industry earns its cost of capital

Short term poor financial industry returns sow seeds of doubt. There are some naysayers who wonder about the health of core elements of the Canadian agri-food industry, and companies within the industry. Despite weather challenges and with accounting profits elusive, Agricore United has still succeeded in building enterprise value by generating cash flow and improving the balance sheet. In the last four years, debt has been reduced from $772 million to $487 million. The company has generated $75 million in operating cash flow and, in 2005, produced $34 million of free cash flow.

Canada's agri-food industry is world class. Through the entire farm-to-consumer value pipeline, skilled workers employ leading edge technologies bringing the world safe, affordable food. Our industry did not just invent itself last week. It took decades of sustained investment. The lesson from the last hundred years is that the agri-food industry has the ability to grow and replenish itself even through very trying times, like those of the last four years.

This industry needs substantial capital to function. The simple fact of the matter is that, had the industry been unable to earn its cost of capital over the long term, it would not have grown. It might not even exist. The fact that it does, and is not reliant upon antiquated technology and depreciated assets is tangible evidence that the industry continues to have the ability to generate appropriate returns.

Lesson Three: Consolidation is a fact of life

A time traveler looking at a kernel of grain grown in 2006 would say "It looks the same as a kernel from 1906!" However, the technology used today to grow, transport and process that kernel would not be recognizable to our time traveler. Advances in genetics, farm management practices, machinery, fertilizer, and chemistry have improved productivity. A farm business in 2005 manages, on average, four times more land than a farmer did in 1906.

Likewise, the companies serving the market have improved their productivity. In its first year of existence, this Company handled about 70,000 tonnes of grain. **We now execute that volume in a single day.** A 2006 vintage grain elevator handles about 20 times as much grain

as a 1980 vintage plant. Technology opens up the opportunity for productivity, and productivity gains open up the potential to create economy of scale. The company known today as Agricore United is the product of mergers and acquisitions, the first of which occurred in 1917. Agricore United is composed of no less than six material heritage companies, each of which became more productive as it casts its destiny into a larger, more vital successor.

Technology continues to provide opportunities to become more productive, which will provide future opportunities for economy of scale. Consolidation is a fact of life within our industry—and is part of the reason why the industry earns its cost of capital. Undoubtedly, we will continue to see consolidation within the industry.

Lesson Four: Success depends on both vision & adaptability

The people who started this organization died before Warren Buffet was born. Yet, they had the vision to plant a tree. Vision is a powerful force that can unite people and direct common energy to a single goal. It is also critical that the vision of a business adjust pragmatically to changes in economic forces.

The founders, and succeeding generations of leadership, had the foresight to build a successful farm service enterprise. They also had the "Gretzky sense" to go where the puck is going to be, not where it is. Over the years, the products and services offered have changed. When it made sense, we sold lumber, coal, groceries, sewing machines, printing services, food and futures brokerage services and software. When it made sense not to offer those services, the enterprise adjusted its portfolio.

Our Future: Building on lessons learned

The core strength of this organization has been and will be its connection to farmer customers. That connection gives us credibility with end users as a dependable originator of grains, oilseeds, special crops and livestock feed. That connection gives us credibility as we deal with technology developers needing a reliable distribution partner.

Building and sustaining that connection in the years to come will involve a different focus. We will need to leverage knowledge. A knowledge-intensive industry is one where farmers succeed by adopting new technologies that make sense. A knowledge-intensive industry uses information technology to lower logistics and distribution costs. A knowledge-intensive industry thinks less about bricks and mortar, and more about how to create value through new and improved services, such as financial products tailored to farm business, or risk management products that enable farm business to better manage cash flow.

Agricore United has its "company eyes" fixed on a future that involves knowledge intensive connections to customers, augmenting our existing strong connections. As we move into our second century of service, our vision and our determination to act will move us forward, creating value for customers and shareholders and allowing us to build upon our proud heritage.

Brian Hayward
Chief Executive Officer

MANAGEMENT'S DISCUSSION AND ANALYSIS

The following Management's Discussion and Analysis ("MD&A") as at December 15, 2005 should be read in conjunction with the financial statements and notes to the financial statements on pages 25 to 43 of this report that have been prepared using Canadian generally accepted accounting principles ("GAAP"). Unless otherwise indicated, a reference to a year relates to the Company's fiscal year ended October 31. All amounts are reported in Canadian dollars unless specifically stated to the contrary.

Results for the year ended October 31, 2004 have been restated to reflect the change in accounting policy noted described under "Finite Insurance Layer" and Note 24 to the financial statements.

Additional information relating to the Company, including the Company's 2005 Annual Information Form ("AIF"), is available on SEDAR at www.sedar.com.

EVALUATION OF EFFECTIVENESS OF DISCLOSURE CONTROLS AND PROCEDURES

The Chief Executive Officer and the Chief Financial Officer have evaluated the effectiveness of the Company's disclosure controls and procedures as of October 31, 2005 and have concluded that the Company's disclosure controls and procedures provide reasonable assurance that material information relating to the Company, including its consolidated subsidiaries, would be made known to them by others within those entities, particularly during the period in which this report was being prepared.

USE OF NON-GAAP TERMS

Earnings before interest, taxes, depreciation and amortization, gains or losses on asset disposals, discontinued operations net of tax and unusual items ("EBITDA") and earnings before interest, taxes, gains or losses on asset disposals, discontinued operations net of tax and unusual items ("EBIT") are provided to assist investors in determining the ability of the Company to generate cash from operations to cover financial charges before income and expense items from investing activities, income taxes and items not considered to be in the ordinary course of business. A reconciliation of such measures to net income is provided in the Consolidated Statements of Earnings and Retained Earnings and Note 22 to the Consolidated Financial Statements below. The items are excluded in the determination of such measures as they are non-cash in nature, income taxes, financing charges or otherwise are not considered to be in the ordinary course of business. EBITDA and EBIT provide important management information concerning business segment performance since the Company does not allocate financing charges or income taxes to these individual segments. Such measures should not be considered in isolation to or as a substitute for (i) net income or loss, as an indicator of the Company's operating performance or (ii) cash flows from operating, investing and financing activities, as a measure of the Company's liquidity. Such measures do not have any standardized meanings prescribed by Canadian GAAP and are therefore unlikely to be comparable to similar measures presented by other companies.

FORWARD-LOOKING INFORMATION

Certain statements in this report may constitute forward-looking statements. The results or events predicted in these statements may differ materially from actual results or events. These forward-looking statements can generally be identified by the use of statements that include phrases such as "believe", "expect", "anticipate", "intend", "plan", "likely", "will" or similar words or phrases. Similarly, statements that describe the Company's objectives, plans or goals are or may be forward-looking statements.

These forward-looking statements are based on the Company's current expectations and its projections about future events. However, whether actual results and developments will conform with the Company's expectations and projections is subject to a number of risks and uncertainties, including, among other things, the risks and uncertainties described under "Risks" and the risk factors described in the Company's Annual Information Form for the fiscal year ended October 31, 2005 under the heading "Risk Factors". These are not necessarily all of the important factors that could cause actual results to differ materially from those expressed in any of the Company's forward-looking statements. Other known and unpredictable factors could also impact its results. Consequently, there can be no assurance that the actual results or developments anticipated by the Company will be realized or, even if substantially realized, that they will have the expected consequences to, or effects on, the Company. Unless otherwise required by applicable securities laws, the Company disclaims any intention or obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

RESULTS OF OPERATIONS

HIGHLIGHTS

- **Improved Cash Flow from Operations and Liquidity** – Cash flow provided by operations of $75.3 million ($1.64 per share) for the year ended October 31, 2005 was $23.5 million better than the $51.8 million ($1.12 per share) in 2004 and exceeded the $41.2 million invested in net capital expenditures, investments and other assets by $34.1 million.
- **Higher Crop Input Sales and Margin** – Crop Production Services ("CPS") crop nutrient, crop protection product, seed and other sales increased $80.6 million (or 11%) to $815.8 million for the latest year. CPS margins increased to 22.7% for year ended October 31, 2005 compared to 22% last year.
- **Higher Feed Tonne Sales and Margin** – Feed sales increased by 97,000 tonnes (or 11%) to 982,000 tonnes or the year ended October 31, 2005, while the average margin increased to $43.66 per tonne from $42.91 per tonne in the prior year. Gross profit and net revenue from services from non-feed business increased $4.9 million over the prior year to $10.8 million.
- **Change in Accounting Policy** – In the fourth quarter, the Company changed its accounting policy for certain insurance contracts that provide for the recovery of premiums depending on claims experience. Previously, the premium payments were expensed as incurred and the potential recovery was treated as a contingent gain. Under the new policy, such premiums are accounted for as deposits with the insurer.
- **Higher EBITDA and EBIT** – EBITDA increased $24.6 million (or 23.6%) to $128.7 million for the year ended October 31, 2005. Similarly, EBIT increased $29.1 million (or 74.7%) to $68 million for the latest year.
- **Improved Net Earnings** – Net earnings of $12.5 million ($0.25 basic and diluted earnings per share) for the year ended

October 31, 2005 improved $22.7 million or $0.50 per share over the loss of $10.2 million ($0.25 basic and diluted loss per share) in 2004.

SALES

Sales and revenue from services for the year ended October 31, 2005 decreased to $2.8 billion, compared to $3 billion in fiscal 2004, primarily due to lower commodity values on grain handled, offset by higher Crop Production Services sales and increased livestock feed tonnes sold.

BUSINESS SEGMENT PERFORMANCE

SEASONALITY

The Company's earnings follow the seasonal activity pattern of Prairie grain production. Activity peaks in the spring as new crops are sown and in the fall as mature crops are harvested. Sales of CPS products peak during May through July, corresponding with the start of the growing season, followed by increased levels of crop nutrient sales in the late fall. Although relatively steady throughout the year, Livestock Services sales tend to peak during the winter months as feed consumption increases. Financial Markets agency fees follow the related pattern of sales of the underlying activity of Crop Production Services and Livestock Services. Sales patterns have a significant impact on the level of earnings and generally result in lower earnings throughout the early months of the fiscal year, with significant increases occurring in the third quarter ended July 31.

CROP PRODUCTION SERVICES

Agricore United manufactures, distributes and provides crop production support for a variety of inputs, including crop nutrition and crop protection products, seed and agronomic services through 269 Customer Service Representatives ("CSRs") operating from the Company's network of 83 country elevators and 106 stand-alone crop production centres across western Canada. Crop nutrition includes soil nutrient assessment and application services, and sales of fertilizer products. The Company offers more than 290 crop protection products including herbicides and insecticides and provides custom application services directly or through third-party contractors. Certified seed varieties, such as Proven® Seed, Agricore United's exclusive seed brand, offer improved yield potential and other value added traits. The Company provides agricultural consulting and crop planning services to help farmers meet their production goals or address other specific needs. Agronomic Crop Enhancement (ACE) specialists, who provide technical advice on crop production issues and the most profitable crop production practices, support the Company's CSRs.

Annual sales of crop inputs increased by $80.6 million, comprised of a $78.4 million increase in sales of crop nutrients (as a result of both a stronger spring and fall sales seasons), a $5 million increase in seed sales (due to higher spring demand for value-added seed products with increased sales in Alberta offsetting lost sales opportunities in Manitoba), offset by a modest $1.9 million decrease in the sale of crop protection products (due to adverse weather conditions which limited opportunities for in-season application of products in some regions). Crop nutrient sales increased to 994,000 tonnes for the year ended October 31, 2005 (or an increase of 11.6%) despite a prolonged harvest across Alberta and Saskatchewan that both delayed the start of the fall fertilizer application season and extended it into November 2005. Other sales and revenue from services of $19.8 million for the current year continued largely unchanged compared to last year.

Crop Production Services
For the years ended October 31
(in thousands – except percentages)

	2005	*(Restated – Note 24)* 2004	Better (Worse)
Gross profit and net revenue from services	**$ 184,999**	$ 161,626	14.5%
Operating, general and administrative expenses	**(112,143)**	(108,392)	(3.5%)
EBITDA	**72,856**	53,234	36.9%
Depreciation and amortization	**(20,516)**	(21,485)	4.5%
EBIT	**$ 52,340**	$ 31,749	64.9%
Operating Highlights			
Seed, Crop Nutrition, Crop Protection, Other Sales	**$ 815,794**	$ 735,229	11.0%
Seed	**$ 95,850**	$ 90,838	5.5%
Crop Nutrition	**$ 442,250**	$ 363,811	21.6%
Crop Protection	**$ 277,038**	$ 278,907	(0.7%)
Margin (% of Sales)	**22.7%**	22.0%	0.7pt



Seed Gross Profit and Sales ($ millions)
Years ended October 31
Gross Profit
Seed Sales



Crop Protection Gross Profit and Sales ($ millions)
Years ended October 31
Gross Profit
Crop Protection Sales



Fertilizer Gross Profit and Tonnes Sold (millions)
Years ended October 31
Gross Profit
Fertilizer Tonnes Sold

The Company does not record sales until products are delivered or services rendered to customers. The Company also defers the recognition of gross profit from inter-company sales until product is sold to a third party. Deferred inter-company profit is typically lower at the end of July as seasonal sales are largely complete by this date. Deferred inter-company profits at October 31, 2005 were $3.6 million (2004 – $5.6 million).

During the first quarter of 2005, the Company modified its estimate of deferred gross profits on fertilizer products sold by its subsidiary Western Cooperative Fertilizers Ltd. ("Westco") to the Company and still held by the Company pending sale to third parties. In accordance with GAAP, this change in accounting estimate was applied on a prospective basis commencing with the quarter ended January 31, 2005, without restating prior periods. The effect of the change in estimate decreased the recognition of gross profit in the first quarter and increased the recognition in the Company's second and third quarters by approximately offsetting amounts. The impact of applying the change in estimate to fiscal 2004, while not material, would be to increase gross profit, EBITDA, EBIT and pre-tax earnings by $632,000 and reduce fiscal 2005 results by a commensurate amount.

The increase in gross profit and net revenue from services of $23.4 million for the current year reflects:

- Increased tonnes of fertilizer sold at retail margins (excluding Westco) consistent with the prior year;
- Increased fertilizer gross profit realized from the Company's proportionate share in Westco;
- Increased margins from higher sales of value-added seed products;
- Increased margins from the sale of crop protection products; and
- Increased net agri-services revenue (agronomy, custom spraying and application services), offset by increased discounts, writedowns and other sales program costs.

CPS operating, general and administrative expenses ("OG&A") expenses for the year ended October 31, 2005 increased $3.8 million due to a combination of higher country operations costs associated with the seasonal activity of CPS sales, a $727,000 increase in costs associated with the Company's consolidated share of Westco's OG&A expenses (largely reflecting costs associated with Westco's adoption of the CICA accounting policy change concerning asset retirement obligations) and a $636,000 increase in payroll costs from increased staffing.

GRAIN HANDLING

The grain handling industry typically ships most of the grain produced in the 12-month period ended July 31 (the "Crop Year") over the course of the next twelve months, depending on the timing of the harvest. Excluding the effect of the unusually severe 2002 drought, western Canada (the provinces of Manitoba, Saskatchewan, Alberta and British Columbia) produced an annual average of 48.5 million tonnes of the six major grains (wheat, barley, oats, canola, flax and peas) over the past 10 Crop Years, representing about 95% of Canada's productive capacity. On average, about 32 million tonnes (or 65%) of total production is delivered to the primary grain elevator network operated by grain handlers such as Agricore United. Grain Handling encompasses contracting, marketing and transporting grain from the farm to end-use markets utilizing the Company's 83 country grain elevator locations, 106 crop production centres and full or partial ownership of six port terminals. Grain Handling begins with moving the grain from the farmer's field to the Company's geographically-dispersed and strategically located country elevator network. The grain is weighed and the quality is assessed. Grain is then shipped from the country elevator to domestic, U.S. or Mexican customers (such as a flourmill or maltster) or to a port terminal, usually for shipment to off-shore end-use customers.

The Canadian Grain Commission ("CGC") reported a 22,000 tonne decrease in industry shipments of the six major grains (wheat, barley, oats, canola, flax and peas) for the year ended October 31, 2005. Despite above average production from the 2004 and 2005 crops, delays in producer deliveries of grain into the primary elevator system and a delayed harvest in both years limited industry-wide grain shipments and contributed to increased carryout stocks, estimated to be 14.7 million tonnes (an increase of 4.8 million tonnes or 49% over the prior year).

In line with overall industry activity, the Company's total grain shipments, declined by 61,000 tonnes for the year ended October 31, 2005. The ratio of Company to industry grain shipments of 34.5% for the year was similar to the same period in 2004.



Western Canadian Grain Production and Primary Elevator Shipments
(million tonnes)
For the crop years ended July 31
Shipments
Prior Year Production



Grain Handling Shipments
(million tonnes)
Trailing twelve months ended
Agricore United
Industry

Grain Handling
For the years ended October 31
(in thousands – except percentages, margins and turns)

	2005	(Restated – Note 24) 2004	Better (Worse)
Gross profit and net revenue from services	**$ 211,446**	$ 213,567	(1.0%)
Operating, general and administrative expenses	**(143,969)**	(140,079)	(2.8%)
EBITDA	**67,477**	73,488	(8.2%)
Depreciation and amortization	**(29,411)**	(32,077)	8.3%
EBIT	**$ 38,066**	41,411	(8.1%)
Operating Highlights			
Industry shipments – six major grains (tonnes)	**28,847**	28,869	(0.1%)
Grain shipments – country elevators (tonnes)	**9,946**	10,007	(0.6%)
Industry terminal handle – six major grains (tonnes)	**16,521**	15,330	7.8%
Terminal handle (tonnes)*	**5,891**	5,606	5.1%
% Terminal handle to grain shipments	**59.2%**	56.0%	3.2pt
Market share (%)	**34.5%**	34.7%	(0.2pt)
Margin ($ per grain tonne shipped)	**$ 21.26**	$ 21.34	(0.4%)
Licensed storage capacity (tonnes)**			
Industry	**5,240**	5,073	3.3%
Company	**1,270**	1,206	5.3%
Inventory turns (shipments divided by capacity)			
Industry	**5.51 x**	5.69 x	(0.18pt)
Company	**7.83 x**	8.30 x	(0.47pt)

**Company terminal handle (or receipts) excludes grain handled through the Prince Rupert Grain Terminal, in which it has an interest.*
***Based on licensed storage reported at August 1, 2004 (no report was available at October 31, 2004) and October 30, 2005.*

Grain handled through the Company's port terminals increased slightly for the fiscal year as a result of higher third-party tonnes handled as well as decreased rail shipments from the prairies into the United States and Mexico. The ratio of the Company's terminal grain handle to industry receipts of 35.7% for the year ended October 31, 2005 remained comparable to the 36.6% ratio for the same period last year.

For the year ended October 31, 2005, the Company maintained its operating efficiency by turning its storage capacity at a rate 42% higher than the industry average. The slightly larger decrease in the turn factor in the current year compared to the industry reflects, in part, the impact of the Company's recent commissioning of several strategic storage expansion projects.

Commodity margins per tonne for the year ended October 31, 2005 were little changed from the prior year due to a higher proportion of grain handled through the Company's port terminals and improved port terminal margin per tonne (from increased drying, cleaning and blending), offset by lower non-CWB merchandising margins (due primarily to lower margins from beans and special crops associated with the poor Manitoba bean harvest in 2004).

Grain Handling OG&A expenses increased $3.9 million for the latest year compared to 2004, including the effect of one-time expense reductions in 2004 ($4.5 million for favourable property tax reassessments on the Company's port terminals in Thunder Bay and credit expense recoveries of $577,000). Current year increases included $2.1 million for credit expenses (including bad debt provisions), $1.3 million for utilities costs (related to increased grain drying revenues), $1.2 million for vehicle and travel expenses (primarily associated with higher fuel expenses), increased communications, advertising and promotions expense, and increased repairs and maintenance expenses (related to regularly scheduled maintenance). Offsetting these increases in the current year were $1.2 million in lower wage costs at port terminals and lower salary costs in merchandising and logistics, lower provincial capital taxes of $2.3 million (of which $864,000 arises from a change in estimate concerning 2004), lower property rental expenses and property taxes of $3.1 million, further non-recurring property tax rebates on terminal properties in Thunder Bay of $1 million and lower risk and insurance costs (net of increased insurance costs under the CGC credit insurance program).

LIVESTOCK SERVICES

The Company's Livestock Services division formulates and manufactures feed for swine, dairy and beef cattle, poultry and other specialty feeds from eight feed mills and two pre-mix manufacturing centres in British Columbia, Alberta and Manitoba. The manufacture of complete feeds and supplements provides feed formulations containing all or a significant portion of the nutritional requirements of the livestock being fed. Manufactured premixes supply a base mix of vitamins and minerals to livestock producers who do their own complete feed manufacturing. Agricore United's feed mills comply with all federal regulations and are all certified or compliant with Hazard Analysis Critical Control Point ("HACCP") guidelines, the internationally recognized system of quality control management for food safety. To complement its manufacture and sale of feed, Livestock Services also engages in marketing swine and other ancillary services such as arranging financing for livestock producers.


(000s tonnes)
Gross Profit ($ millions)
1000
800
600
400
200
0
50
40
30
20
10
0
1995 1996 1997 1998 1999 2000 2001 2002 2003 2004 2005

Feed Gross Profit and Tonnes Sold
Years ended October 31
Gross Profit
Feed Tonnes Sold

The profitability of feed manufacturing is more closely correlated to tonnes sold than to gross sale revenue. Feed prices tend to fluctuate in response to the cost of ingredients. Feed sales of $210.5 million ($214 per tonne) for the year ended October 31, 2005 decreased from sales of $217 million ($245 per tonne) last year, despite increased tonnes sold, due to lower cost feed inputs in western Canada, such as feed wheat and feed barley. The profitability from swine sales and the Company's equity investment in The Puratone Corporation follows the underlying movement in hog prices which have trended higher compared to the prior year.

The increase in manufactured feed sold in the year continues to reflect the strengthening of western Canada's hog, poultry and dairy markets as well as an increase in the number of beef cattle on feed in anticipation of the U.S. decision on July 15, 2005 to resume importing Canadian beef cattle under the age of 30 months for the first time since May 20, 2003. The Company continues to increase its diversification of manufactured feed between poultry, hogs, dairy, beef and other livestock with beef feed in 2005 now representing less than 20% of its total tonnes sold.

Feed margins per tonne for the year ended October 31, 2005 exceeded 2004, as a result of the consolidation of a competitor's operations in British Columbia and improved ingredient purchasing opportunities realized earlier in the year. Gross profit on feed for the year increased as a result of the combination of both higher margins and increased tonnes sold.

Non-feed (predominantly swine) sales increased in the year ended October 31, 2005 as a result of both stronger hog demand and prices in the current period. Increased hog prices compared to the prior year also contributed to improved gross profit and revenue from services. A $1.8 million improvement in the Company's share of earnings from The Puratone Corporation in 2005 was more than offset by reductions in the Company's freight revenue ($1.6 million) and interest earned ($989,000 primarily due to the expansion of Unifeed Financial).

Livestock Services
For the years ended October 31
(in thousands – except percentages and margins)

	2005	(Restated – Note 24) 2004	Better (Worse)
Gross profit and net revenue from services	$ 53,693	$ 43,901	22.3%
Operating, general and administrative expenses	(33,922)	(33,822)	(0.3%)
EBITDA	19,771	10,079	96.2%
Depreciation and amortization	(4,239)	(3,857)	(9.9%)
EBIT	$ 15,532	$ 6,222	149.6%
Operating Highlights			
Feed sales (tonnes)	982	885	11.0%
Non-feed sales and revenue from services	$ 84,331	$ 75,252	12.1%
Feed margin ($ per feed tonne sold)	$ 43.66	$ 42.91	1.7%
Non-feed gross profit and net revenue from services	$ 10,823	$ 5,930	82.5%

FINANCIAL MARKETS AND OTHER INVESTMENTS

Through its alliance with a Canadian Schedule I chartered bank, the Company's branded trade credit financing vehicle, Agricore United Financial™ ("AU Financial"), provides the farmer customer with increased flexibility on credit repayment terms at competitive rates for unsecured trade credit. In conjunction with the same Canadian Schedule I chartered bank, the Company's branded credit financing vehicle, Unifeed Financial™, arranges secured loans to livestock producers to purchase feeder cattle and feeder hogs, as well as related feed inputs, with terms that do not require payment until the livestock is sold. The Company continues to directly manage the customer relationship and receives a fee for performing front-end credit review and management services. Other Investments include the Company's ongoing equity interest in complementary businesses including an insurance company and insurance brokerage firm.

Financial Markets and Other Investments
For the years ended October 31
(in thousands – except percentages)

	2005	2004	Better (Worse)
Gross profit and net revenue from services	$ 10,443	$ 9,403	11.1%
Operating, general and administrative expenses	(5,217)	(3,417)	(52.7%)
EBITDA	5,226	5,986	(12.7%)
Depreciation and amortization	(202)	(115)	(75.7%)
EBIT	$ 5,024	$ 5,871	(14.4%)

For the year ended October 31, 2004, the Company earned $1.2 million from its equity investment in Canadian Pool Agencies and Pool Insurance Company which has not been repeated this year. Coupled with $964,000 higher earnings from AU Financial and Unifeed Financial and the absence of $1.6 million in foreign exchange trading losses that occurred in 2004, net revenue from services increased $1 million for the year ended October 31, 2005.

For the year ended October 31, 2005, the Company's indemnity provisions and legal costs decreased modestly despite a larger balance of credit issued and outstanding. Higher credit adjudication costs related to Unifeed Financial as well as new product development expenses and other external services accounted for most of the $1.8 million increase in OG&A expense for the current year compared to 2004.

CORPORATE EXPENSES

Supporting the Company's other operating segments, the Corporate division provides a variety of centralized functions including human resources management, management information systems development and support, treasury, financial reporting, taxation, legal, risk management, corporate audit services, shareholder and member services and investor relations.

Corporate OG&A expenses for the year ended October 31, 2005 declined by $2.1 million related to lower rent costs, resulting from the disposition of leased properties in Calgary and Winnipeg in late 2004, as well as $942,000 lower non-interest financing and bank charges (due to lower outstanding letters of credit) and lower risk and insurance costs, offset by $360,000 additional consulting fees concerning the Company's project to comply with the Canadian Securities Administrators' new internal control requirements and higher legal fees associated with the ongoing disposition of the Company's former United Grain Growers Limited port grain terminal in Vancouver ("AUV Terminal").



70
60
50
40
30
20
10
0
2000Q4 (pro forma)
2001Q2 (pro forma)
2001Q4 (pro forma)
2002Q2
2002Q4
2003Q2
2003Q4
2004Q2
2004Q4
2005Q2
2005Q4

Corporate OG&A Expenses ($ millions)
Trailing twelve months ended

Corporate Expenses
For the years ended October 31
(in thousands – except percentages)

	2005	(Restated – Note 24) 2004	Better (Worse)
Operating, general and administrative expenses	$ (36,593)	$ (38,646)	5.3%
Depreciation and amortization	(6,349)	(7,677)	17.3%
EBIT	$ (42,942)	$ (46,323)	7.3%

Selected Consolidated Financial Information
For the years ended October 31
(in thousands – except percentages and per share amounts)

	2005	(Restated – Note 24) 2004	Better (Worse)
Gross profit and net revenue from services	$ 460,581	$ 428,497	7.5%
Operating, general and administrative expenses	(331,844)	(324,356)	(2.3%)
EBITDA	128,737	104,141	23.6%
Depreciation and amortization	(60,717)	(65,211)	6.9%
EBIT	68,020	38,930	74.7%
Gain (loss) on disposal of assets	1,653	(289)	672.0%
Interest and securitization expenses	(49,877)	(52,144)	4.3%
	19,796	(13,503)	246.6%
Recovery of (provision for) income taxes			
Current portion	(4,703)	(2,688)	(75.0%)
Future portion	(2,579)	6,025	(142.8%)
Net earnings (loss) for the period	$ 12,514	$ (10,166)	223.1%
Earnings per share – basic and diluted	$ 0.25	$ (0.25)	200.0%

CONSOLIDATED FINANCIAL RESULTS

GROSS PROFIT AND NET REVENUE FROM SERVICES, EBITDA AND EBIT

The Company's gross profit and net revenue from services for the year ended October 31, 2005 increased $32.1 million over 2004 due to higher sales of crop inputs, increased livestock feed sales volume and margins and higher profit from livestock sales. These factors are discussed in greater detail under "Business Segment Performance".

OG&A expenses for the year ended October 31, 2005 increased $7.5 million over last year, largely due to the increases of $3.8 million (or 3.5%) in Crop Production Services, $3.9 million (2.8%) in Grain Handling and $1.8 million in Financial Markets and Other Investments, offset by Corporate expense reductions of $2.1 million, discussed above under "Business Segment Performance". The weighted average equivalent full-time ("EFT") staff[1] of 2,800 for the latest year increased 0.4% over the year ended October 31, 2004 (2,788 EFTs).

Depreciation and amortization expenses declined in the year ended October 31, 2005 as the rate of amortization of assets continues to exceed the level of sustaining capital expenditures (estimated to be between $35 million and $40 million annually).


180
160
140
120
100
80
60
40
20
0
2000Q4 (pro forma)
2001Q2 (pro forma)
2001Q4 (pro forma)
2002Q2
2002Q4
2003Q2
2003Q4
2004Q2
2004Q4
2005Q2
2005Q4

Agricore United EBITDA ($ millions)
Trailing twelve months ended

GAIN (LOSS) ON DISPOSAL OF ASSETS AND OTHER RECOVERIES

In the fourth quarter of 2005, the Company's gain on disposal of assets includes the release of $793,000 in provisions originally established for the write-down of redundant assets. Due to changes in use or timing of certain assets originally planned for disposition, these provisions are no longer considered necessary and the Company increased its fixed assets by $11.5 million, reduced accounts payable by $332,000, reduced goodwill by $7.1 million and reduced future income taxes by $4 million. Apart from this component, the gain on disposal of assets for the year ended October 31, 2005, compared to the loss of $289,000 for last year, reflects the disposition of assets in the normal course of business. Proceeds of $5.5 million from the disposition of assets for the latest year remained comparable to $4.6 million in 2004.

INTEREST AND SECURITIZATION EXPENSES

For the years ended October 31
(in thousands – except percentages)

	2005	2004	Better (Worse)
Interest on:			
Convertible debentures	**$ (9,450)**	$ (9,450)	– %
Long-term debt	**(31,381)**	(33,793)	7.1 %
Short-term debt	**(9,249)**	(9,111)	(1.5 %)
Securitization expenses	**(1,716)**	(1,665)	(3.1 %)
CWB carrying charge recovery	**1,919**	1,875	2.3%
	$ (49,877)	$ (52,144)	4.3%

Short-term interest costs for the year ended October 31, 2005 increased modestly due to a 109 basis point (or 1.09%) increase in average borrowing costs offset by $19.6 million (or 13%) lower average borrowings for the year. Capitalized interest related to capital expenditures declined by $416,000 to $497,000 for the year as a result of fewer high value capital projects undertaken.

A $17 million (or 37%) increase in the average value of securitized grain (to $61 million) reflects increased purchases of grain on behalf of the CWB and was the primary reason for the increase in related securitization expenses for the quarter. The CWB compensates grain handlers for the cost of financing inventory purchased on its behalf and this recovery is recorded as an offset to Interest and Securitization Expenses in the Consolidated Statements of Earnings and Retained Earnings.

Long-term interest costs decreased for the year ended October 31, 2005 compared to the prior year as a result of scheduled long-term debt repayments.

INCOME TAXES

The Company's effective tax rate for the year ended October 31, 2005 was 36.8% (2004 – 24.7%). The effect of the Large Corporation Tax (which effectively levies a flat tax rate on capital employed at the end of the year) accounted for the lower tax recovery rate for the prior year. The effect of the Large Corporation Tax in the current year was less significant due to a 247% increase in pre-tax earnings, phased-in rate reductions and an additional one-time recovery of $680,000 million in the current year.

[1] Including staff related to the Company's wholly owned subsidiaries and joint venture in Cascadia Terminal

INCOME FOR THE PERIOD

Net earnings of $12.5 million ($0.25 basic and diluted earnings per share) for the year ended October 31, 2005 was $22.7 million better than the restated $10.2 million loss ($0.25 basic and diluted loss per share) for the same period last year. Per share calculations for the respective periods reduced income by the cost of the $1.1 million annual preferred share dividend.

As a result of the accounting policy change related to the Finite Insurance Layer (discussed in detail under "Finite Insurance Layer,") the restated loss improved by $3.6 million (or $0.08 per share) for the year ended October 31, 2004. The change in accounting policy also improved the results for the previously reported nine months ended July 31, 2005 by $3.2 million or $0.07 per share.

SELECTED ANNUAL AND QUARTERLY INFORMATION

As outlined under "Crop Production Services", the Company implemented a change in accounting estimate in 2005, on a prospective basis, that increased the first quarter deferral of gross profit from fertilizer sales, offset by increased recognition of gross profits from fertilizer sales in the Company's second and third quarters. This change affects the comparability of the quarterly summary of financial data provided for the prior year.

Selected Annual Financial Information
For the years ended October 31
($ millions – except per share amounts)

	2005	(Restated) 2004	2003
Sales and revenue from service	**$ 2,775.3**	$ 3,048.1	$ 2,728.2
Net earnings (loss) from continuing operations	**12.5**	(10.2)	(18.3)
Earnings (loss) from continuing operations per share			
Basic	**0.25**	(0.25)	(0.43)
Diluted	**0.25**	(0.25)	(0.43)
Net earnings (loss)	**12.5**	(10.2)	(5.5)
Earnings (loss) per share			
Basic	**0.25**	(0.25)	(0.15)
Diluted	**0.25**	(0.25)	(0.15)
Total assets	**1,477.2**	1,453.4	1,573.5
Total long-term financial liabilities	**423.7**	462.9	502.5
Cash dividends declared per:			
Limited Voting Common Share	**0.12**	0.12	0.03
Series "A" convertible preferred shares	**1.00**	1.00	1.00

Selected Quarterly Financial Information
For the quarters ended
($ millions – except per share amounts)

	2005Q4	(Restated) 2005Q3	(Restated) 2005Q2	(Restated) 2005Q1	(Restated) 2004Q4	(Restated) 2004Q3	(Restated) 2004Q2	(Restated) 2004Q1
Sales and revenue from service	**$ 565.9**	$ 1,021.3	$ 640.0	$ 548.1	$ 612.4	$ 1,146.6	$ 638.1	$ 651.0
Net earnings (loss) from continuing operations	**$ (13.0)**	$ 48.3	$ (4.4)	$ (18.4)	$ (23.1)	$ 42.8	$ (16.6)	$ (13.3)
Earnings (loss) from continuing operations per share								
Basic	**$ (0.29)**	$ 1.06	$ (0.10)	$ (0.41)	$ (0.52)	$ 0.94	$ (0.37)	$ (0.30)
Diluted	**$ (0.29)**	$ 0.82	$ (0.10)	$ (0.41)	$ (0.52)	$ 0.73	$ (0.37)	$ (0.30)
Net earnings (loss)	**$ (13.0)**	$ 48.3	$ (4.4)	$ (18.4)	$ (23.1)	$ 42.8	$ (16.6)	$ (13.3)
Earnings (loss) per share								
Basic	**$ (0.29)**	$ 1.06	$ (0.10)	$ (0.41)	$ (0.52)	$ 0.94	$ (0.37)	$ (0.30)
Diluted	**$ (0.29)**	$ 0.82	$ (0.10)	$ (0.41)	$ (0.52)	$ 0.73	$ (0.37)	$ (0.30)

OTHER MATTERS

RELATED PARTY TRANSACTIONS

The Company transacts with related parties in the normal course of business at commercial rates and terms. The Company receives a shipper's return for grain movement through its investment in the port terminal at Prince Rupert. The Company purchases crop protection products through a member-owned purchasing cooperative, Inter-provincial Cooperative Limited, which entitles the Company to receive patronage earnings. The Company also sells commodities to its principal shareholder, Archer Daniels Midland Company, and its subsidiaries and associated companies.

Total sales to non-consolidated related parties were $95.1 million for the twelve-months ended October 31, 2005 (2004 – $120.5 million) and total purchases from related parties over the same period were $42.2 million (2004 – $51.8 million). At October 31, 2005, accounts receivable from and accounts payable to related parties totaled $6.6 million (2004 – $2.8 million) and $117,000 (2004 – $43,000), respectively.

ACCOUNTING POLICY CHANGES

Finite Insurance Layer

In the fourth quarter, the Company changed its accounting policy for certain insurance contracts that provide for the recovery of premiums depending on claims experience. Previously, the premium payments were expensed as incurred and the potential recovery was treated as a contingent gain. Under the new policy, such premiums are accounted for as deposits with the insurer. This treatment is consistent with U.S. GAAP and the Company believes it will provide greater comparability with other companies using similar insurance products. This change in accounting policy has the effect of reducing OG&A expenses, improving EBITDA and pre-tax earnings by $5 million (2004 – $5.6 million), increasing income taxes by $1.8 million (2004 – $2 million), increasing net income by $3.2 million (2004 – $3.6 million), decreasing Prepaid Expenses by $1.1 million (2004 – $1.1 million), increasing Other Assets by $13.3 million (2004 – $6.7 million) and decreasing the long-term asset portion of Future Income Taxes by $4 million (2004 – $1.8 million). A summary of the net effect of the earnings and balance sheet restatement for each of the quarters ended January 31, 2004 to July 31, 2005, is presented below.

Asset Retirement Obligations

Effective November 1, 2004, the Company adopted CICA Handbook Section 3110, Asset Retirement Obligations ("AROs"). The Company has identified asset retirement obligations related to site restoration for certain property leases. However, these obligations are not material either individually or in aggregate and, as such, a liability for AROs has not been recognized. The majority of these obligations were provided for under existing merger-related provisions and are expected to be settled within the next five years.

Westco, a joint venture of the Company, has determined its previously recognized reclamation obligation qualifies as an ARO and has accounted for it accordingly. Given that the ARO balance approximates the previously established reclamation provision and the retroactive income statement impact to date is not material, the Company has

Accounting Policy Change – Finite Insurance Layer
For the quarters ended
(thousands – except per share amounts)

	2005Q3	2005Q2	2005Q1	2004Q4	2004Q3	2004Q2	2004Q1
Consolidated Statement of Earnings and Retained Earnings:							
OG&A expenses, EBITDA and pre-tax earnings							
Grain Handling	$ 1,452	$ 1,452	$ 1,445	$ 1,440	$ 1,440	$ 1,439	$ 480
Crop Production Services	53	53	52	53	53	53	17
Livestock Services	150	150	158	161	161	161	54
Corporate	11	11	13	13	13	13	4
	1,666	1,666	1,668	1,667	1,667	1,666	555
Provisions for income taxes							
Current portion	(52)	(51)	(54)	(59)	(59)	(59)	(19)
Future portion	(546)	(547)	(546)	(543)	(543)	(543)	(181)
	(598)	(598)	(600)	(602)	(602)	(602)	(200)
Net earnings (loss) from continuing operations	$ 1,068	$ 1,068	$ 1,068	$ 1,065	$ 1,065	$ 1,064	$ 355
Earnings (loss) from continuing operations per share	$ 0.02	$ 0.02	$ 0.02	$ 0.02	$ 0.02	$ 0.02	$ 0.01
Consolidated Statement of Cash Flows							
Cash provided by operations	$ 1,614	$ 1,615	$ 1,614	$ 1,608	$ 1,608	$ 1,607	$ 536
Cash flow per share	$ 0.04	$ 0.04	$ 0.04	$ 0.04	$ 0.04	$ 0.04	$ 0.01
Consolidated Balance Sheet:							
Prepaid expenses	$ (2,779)	$ (4,445)	$ (6,111)	$ (1,112)	$ (2,779)	$ (4,446)	$ (6,112)
Other assets	13,334	13,334	13,334	6,667	6,667	6,667	6,667
Long-term portion of future tax assets	(3,449)	(2,903)	(2,356)	(1,810)	(1,267)	(724)	(181)
Accounts payable	(353)	(301)	(250)	(196)	(137)	(78)	(19)

recognized Westco's adoption of Section 3110 prospectively without a restatement of opening retained earnings. As at November 1, 2004, the Company's proportionate share of Westco's ARO balance of $18.3 million, which represents the discounted future value of the estimated cash flows required to settle the obligation, was comparable to the previous reclamation provision prior to the adoption of AROs.

Variable Interest Entities

Effective November 1, 2004, the Company adopted CICA Accounting Guideline AcG-15, Consolidation of Variable Interest Entities ("VIE"). A VIE is any legal structure used to conduct activities or hold assets which is not controlled by voting interests but rather by contractual or other interests that change with that entity's underlying net asset value. The application of these rules to specific situations is complex and the interpretation of the rules is evolving. The Company currently accounts for its subsidiaries in accordance with the Company's principles of consolidation. Based on its assessment of the entities in which it has contractual and other interests, the Company has concluded that these entities are either not VIEs or the adoption of AcG-15 did not result in a material change to the consolidated financial statements. As a result, the adoption of this guideline had no material impact on the Company's consolidated financial statements for the year ended October 31, 2005.

CRITICAL ACCOUNTING ESTIMATES

The preparation of financial statements in accordance with GAAP necessitates the use of management estimates, assumptions and judgment that affect reported amounts of assets, liabilities, revenues and expenses and disclosure of contingent assets and liabilities at the date of the financial statements. Although management reviews its estimates on an ongoing basis, actual results may differ from these estimates as confirming events occur. The following components of the financial statements depend most heavily on such management estimates, assumptions and judgment, any changes in which may have a material impact on the Company's financial condition or results of operations.

Valuation of Long-lived Assets and Asset Impairment

Goodwill is not amortized and is assessed for impairment at the business unit level at least annually or whenever events or changes in circumstances suggest that the carrying amount may not be recoverable. Potential goodwill impairment is identified by comparing the fair value of a business unit, estimated using discounted cash flows, to its carrying value. Should the carrying value exceed the assessed fair value of the business unit, the goodwill impairment would result in a reduction in the carrying value of goodwill on the balance sheet and the recognition of a non-cash impairment charge in the consolidated statement of earnings and retained earnings. While the Company believes that all of its estimates are reasonable, there exists inherent uncertainties that management may not be able to control. As a result, the Company is unable to reasonably quantify the changes in its overall financial performance if it had used different assumptions and it cannot predict whether an event that triggers impairment will occur, when it will occur or how it will affect the asset values reported.

The Company periodically assesses the recoverability of values assigned to long lived assets after considering potential impairment indicated by such factors as business and market trends, future prospects, current market value and other economic factors. In performing its review of recoverability, management estimates the future cash flows expected to result from the use of the asset and its eventual disposition. If the sum of the expected future cash flows is less than the carrying value of the asset, an impairment loss would be recognized based on the excess of the carrying value of the asset over the fair market value calculated using discounted future cash flows.

The Company's comprehensive restructuring plan to rationalize its country operations involves the expected demolition or sale of redundant locations, either closed or expected to be closed. The remaining provision for demolition and other cash costs associated with the closure of these facilities was $3.7 million at October 31, 2005 (2004 – $4.7 million). The Company's net book value of fixed assets has been written down to reflect the value of facilities expected to be sold or dismantled. A substantial change in estimated undiscounted future cash flows for the Company's assets could materially change their estimated fair values, possibly resulting in additional impairment. Changes which may impact future cash flows include, but are not limited to, competition and general economic conditions and unrecoverable increases in operating costs.

Income Taxes

Future income tax assets and liabilities are recognized for the future income tax consequences attributable to temporary differences between the financial statement carrying values of assets and liabilities and their respective income tax bases. Future income tax assets or liabilities are measured using enacted or substantively enacted income tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The calculation of current and future income taxes requires management to make estimates and assumptions and to exercise a certain amount of judgment concerning the carrying values of assets and liabilities. The current and future income tax assets and liabilities are also impacted by expectations about future operating results and the timing of reversal of temporary differences as well as possible audits of tax filings by regulatory agencies. Changes or differences in these estimates or assumptions may result in changes to the current and future income tax assets and liabilities on the consolidated balance sheet and a charge to or recovery of income tax expense.

At October 31, 2005, the Company had net future income tax assets of $30.2 million (2004 – $38.4 million), comprised of net operating loss carry-forwards and other net deductible temporary differences, which can be utilized to reduce either taxable income or taxes otherwise payable in future years. As at October 31, 2005, the Company had loss carry-forwards of about $317 million (2004 – $328 million) available to reduce income taxes otherwise payable in future years, with about $93 million (2004 – $143 million) expiring between October 2008 and 2010. A future tax asset of about $111 million has been recorded in respect of these unutilized losses with about $14 million classified as a short-term future tax asset. Management regularly assesses the Company's ability to realize net future income tax assets based on all relevant information available and has concluded that it is more likely than not that these loss carry-forwards can be fully utilized prior to expiry. In making

its assessment, the Company considered, among other things, historical and projected future earnings. Accordingly, the Company has not recorded a valuation allowance related to these assets. If the Company's projected future earnings do not materialize to the extent required to permit the full realization of these loss carry-forwards, the Company would record an appropriate valuation allowance in the period when such a determination is made. This would result in a decrease to reported earnings and an increase to the Company's effective tax rate in that period.

Pension and Other Post-Employment Benefits

Certain estimates and assumptions are used in determining the Company's defined benefit pension and other post-employment benefit obligations, including the discount rate, the expected long-term rate of return on plan assets and expected growth rate of health care costs. These assumptions depend on various underlying factors such as economic conditions, investment performance, employee demographics and mortality rates. These assumptions may change in the future and may result in material changes in the pension and employee benefit plans expense recorded in OG&A. Changes in financial market returns and interest rates could also result in changes to the funding requirements of the Company's defined benefit pension plans. A substantial number of the Company's employees are members of its defined contribution plans. The Company's remaining defined benefit plans cover a closed group of members and all retirees prior to the Company's conversion to defined contribution plans.

For 2005, the discount rate used for calculation of pension benefit plans was 5.5% (2004 – 6.0%) and for other future benefits was 6.25% (2004 – 6.25%). The expected long-term rate of return on plan assets for pension benefit plans for 2005 was 6.7% (2004 – 6.7%). A one percentage-point decrease in the assumed return on plan assets would increase the projected pension expense by $1.2 million. A one percentage-point decrease in the assumed discount rate would increase the pension expense by $419,000 and the accrued benefit obligation by $16.3 million and increase the other future benefit expense by $71,000 and the accrued other future benefit obligation by $1.1 million. A one percentage-point increase in the assumed trend in health care cost would increase interest costs by $6,000 and increase the accrued benefit obligation by $313,000. The sensitivity of each assumption has been calculated independently. Changes to more than one assumption simultaneously may amplify or reduce the impact on the accrued benefit obligations or benefit plan expenses.

Environmental Matters

The Company's other long-term liabilities include its pro rata share of the asset retirement obligation ("ARO") associated with a joint venture's fertilizer manufacturing and processing plants which discontinued operations in 1987. The period to complete the reclamation project is estimated to be about 10 years from the current date and the joint venture's management continues to believe that the ARO is adequate. The Company's share of the ARO was $17.4 million at October 31, 2005 (2004 – $18.1 million). The Company's other long-term liabilities at October 31, 2005 also included a further $5 million provision (2004 – $5 million) accrued by the Company as part of its revaluation of the liabilities of Agricore Cooperative Ltd. on acquisition at November 1, 2001.

LIQUIDITY AND CAPITAL RESOURCES

SOURCES AND USES

Cash Flow Provided By Operations

Per share calculations for the respective periods reduced cash flow provided by operations by the cost of the $1.1 million annual preferred share dividend. Current income taxes are significantly less than the prevailing tax rate on pre-tax cash flows due to the tax shield provided by capital cost allowance and the Company's loss carry-forwards. Accordingly, current income taxes largely reflect Large Corporation Capital Tax as well as the taxable position of certain subsidiaries.

Non-cash Working Capital

Non-CWB grain inventories decreased due entirely to lower values of non-CWB inventories at the end of 2005. Crop nutrition inventories decreased modestly as higher fall sales contributed to lower end-of-season inventory carryout. Nevertheless, year-end inventories were higher than expected due to the extended fall fertilizer season which continued into November 2005. Crop protection product inventories increased due to changes in the mix and value of inventories held at year-end.

Accounts receivable increased due to a $41 million increase in Grain Handling receivables related to the timing of late shipments and billing in October 2005 compared to the prior year, increased sales activity in the Company's subsidiary XCAN Far East Ltd. and higher CPS accruals related to the segment's underlying increase in Westco receivables, offset by lower receivables in Livestock Services associated with increased utilization of Unifeed Financial.

Cash Flow Provided by Operations
For the years ended October 31
(in thousands – except percentages and per share amounts)

	2005	(Restated – Note 24) 2004	Better (Worse)
EBITDA	$ **128,737**	$ 104,141	$ 24,596
Add:			
Non-cash compensation expenses	**2,394**	2,974	(580)
Other non-cash expenses	**917**	294	623
Investment tax credits	**—**	89	(89)
Less:			
Non-cash earnings from equity investments	**(2,166)**	(833)	(1,333)
Adjusted EBITDA	**129,882**	106,665	23,217
Interest expense	**(49,877)**	(52,144)	2,267
Pre-tax cashflow provided by operations	**80,005**	54,521	25,484
Current income taxes	**(4,703)**	(2,688)	(2,015)
Cash flow provided by operations	$ **75,302**	$ 51,833	$ 23,469
Cash flow provided by operations per share	$ **1.64**	$ 1.12	46.4%

Non-cash Working Capital
As at October 31
(in thousands)

	2005	2004	Sources (Uses)
Inventory			
Non-CWB grain inventory	$ 133,134	$ 137,285	$ 4,151
Seed inputs held for resale	14,771	14,447	(324)
Crop nutrition products	130,695	132,370	1,675
Crop protection products	88,656	84,084	(4,572)
Other merchandise held for resale	14,753	15,728	975
	382,009	383,914	1,905
Accounts receivable	242,941	185,232	(57,709)
Prepaid expenses	17,106	18,777	1,671
Accounts payable and accrued expenses	(313,233)	(326,901)	(13,668)
	$ 328,823	$ 261,022	$ (67,801)

Capital Expenditures, Acquisitions and Divestitures

Capital expenditures of $36.4 million for the year ended October 31, 2005 increased $3.9 million over the same period last year but were within the Company's estimate of $35 million to $40 million. Individually large capital expenditures include $7.4 million for the expansion of the Carman Bean Plant, $3.8 million for fifteen fertilizer storage upgrade projects, $4.5 million for replacement of air filtration systems in Thunder Bay terminals and $4 million for four strategic grain storage expansion projects. There are no delays or material cost overruns expected related to completing these projects.

The Company expects to use cash flow provided by operations to fund between $35 million and $40 million in capital expenditures in fiscal 2006, including $6 million to complete projects undertaken in 2005. These capital expenditure commitments at October 31, 2005 include a large variety of projects, none of which are individually significant.

Contractual Obligations

The Company's contractual obligations due for each of the next five years and thereafter are summarized below:

Contractual Obligations
(in thousands)

	Total	Less than 1 Year	2 to 3 Years	4 to 5 Years	After 5 Years
Balance Sheet Obligations					
Long-term debt	$ 322,613	$ 39,303	$ 118,557	$ 41,640	$ 123,113
9% convertible unsecured subordinated debenture	105,000	—	105,000	—	—
Reclamation provision	17,386	2,592	8,287	3,306	3,201
Other long-term obligations	5,521	—	521	—	5,000
	450,520	41,895	232,365	44,946	131,314
Other Contractual Obligations					
Operating leases	76,365	14,553	20,941	12,314	28,557
Purchase obligations[1]	306,397	295,362	9,337	1,388	310
	382,762	309,915	30,278	13,702	28,867
Total Contractual Obligations	$ 833,282	$ 351,810	$ 262,643	$ 58,648	$ 160,181

[1] *Substantially all of the purchase obligations represent contractual commitments to purchase commodities and products for resale.*

DEBT

Debt Ratings

The Company's debt ratings issued by Standard & Poor's and Dominion Bond Rating Service Limited remained unchanged since the Company's last annual report dated December 9, 2004.

	Senior Long-term Debt	Series 'A' and 'B' Notes	9% Convertible Unsecured Subordinated Debentures	Series 'A' Convertible Preferred Shares
Standard & Poor's[1]	BB		B+	na
Dominion Bond Rating Service Limited[2]	BB (low)	BB (high)	na	Pfd-5 (high)

[1] *As at December 23, 2004*
[2] *As at March 11, 2005*

Short-term Debt

For the years ended October 31
(in thousands)

	2005	(Restated – Note 24) 2004	Better (Worse)
Cash flow provided by operations	**$ 75,302**	$ 51,833	$ 23,469
Decrease (increase) in non-cash working capital	**(67,801)**	64,396	(132,197)
Working capital acquired	**—**	923	(923)
Other non-cash increases (decreases) in working capital	**258**	3,472	(3,214)
	7,759	120,624	(112,865)
Net capital expenditures and investments	**(41,185)**	(41,530)	345
Financing Activities			
Scheduled debt repayments, net of advances	**(38,641)**	(26,745)	(11,896)
Dividends paid	**(6,546)**	(6,541)	(5)
Deferred financing and other costs	**(4,071)**	(4,385)	314
Member and staff loan repayments, net	**(491)**	(627)	136
Share capital issued (redeemed), net of issue cost	**366**	(822)	1,188
Bank debt acquired	**—**	(480)	480
Cash on deposit	**13,624**	3,705	9,919
Sources (uses) of cash	**(69,185)**	43,199	(112,384)
Bank loans, beginning of the year	**(109,000)**	(152,199)	43,199
Bank loans, end of the year	**(178,185)**	(109,000)	(69,185)
Member and employee loans	**(22,630)**	(23,121)	491
Bank and other loans	**$ (200,815)**	$ (132,121)	$ (68,694)
Revolving Credit Facility:			
Outstanding letters of credit	**$ 56,741**	$ 99,322	$ 42,581
Available uncommitted short-term revolving facility	**$ 159,920**	$ 169,406	$ (9,486)
Revolving facility	**$ 425,000**	$ 375,000	$ 50,000

Short-term Debt

Bank loans of $178.2 million at October 31, 2005 were $69.2 million higher than a year earlier as uses of cash exceeded sources.

Non-cash working capital increased $67.8 million year-over-year (2004 – decreased $64.4 million) for the reasons noted above in "Non-cash Working Capital" offset by a $23.5 million increase in cash flow provided by operations (see "Cash Flow Provided by Operations").

Under the terms of the Company's loan agreements, scheduled long-term debt repayments increased $11.9 million during the most recent year. The $9.9 million decrease in cash and cash equivalents compared to last year-end largely reflected a decrease in cash held by its subsidiaries and joint ventures pending the settlement of trade credit obligations or the distribution of cash to the subsidiaries' shareholders and joint venturers. Cash distributions from the Company's principal subsidiaries (those in which the Company has at least a 50% interest) occur at regular intervals and the Company maintains an active role in all decisions affecting cash distributions from these subsidiaries.

The Company's outstanding letters of credit at October 31, 2005 decreased by $42.6 million compared to the prior year largely as a result of substituting letter of credit security provided to the CGC with a more cost effective credit insurance program underwritten by a major international insurer. The remaining outstanding letters of credit are issued in the normal course of business in support of the

Company's grain volume insurance program, debt related to the Company's interest in the Cascadia Terminal, trading activities on the Winnipeg Commodity Exchange and as security for electronic data interchange and other wire payments.

The Company's available uncommitted short-term revolving facility at October 31, 2005 decreased by $9.5 million to $159.9 million as a result of the Company increasing its bank loans by $69.2 million, offset by a $42.6 million reduction in letters of credit outstanding. Although the revolving facility increased $50 million to $425 million effective September 1, 2005, only $369 million was available at October 31, 2005 based on the underlying borrowing base. The current facility will increase to $475 million on January 1, 2006 in order to address seasonal volatility in working capital requirements. In May 2005, the Company added an additional Schedule II Canadian chartered bank to its banking syndicate. The Company expects to renew its revolving facility on at least as favourable terms and conditions on or before the current facility's expiry date of February 28, 2006.

Cash flow provided by operations of $75.3 million for the year ended October 31, 2005 exceeded the $41.2 million invested in net capital expenditures, investments and other assets by $34.1 million. Scheduled principal repayments on long-term debt and shareholder dividends totaled $45.2 million over the same period.

Long-Term Debt

The Company made $39.3 million of scheduled principal repayments during the course of the year. Total long-term debt of $322.6 million at October 31, 2005 consisted of $106 million of the bank term facility (maturing February 2007), $99.4 million of the term facility (due 2016), $108.9 million in term notes with a syndicate of Canadian life insurance companies (maturing between 2011 and 2023) and $8.3 million of long-term subsidiary debt. Of this total, $39.3 million is scheduled for repayment within the next 12 months. The borrowing facilities are secured by charges over all the assets of the Company and its material wholly owned subsidiaries and by specific charges over material fixed assets.

Convertible Debentures

On November 27, 2002, the Company issued $105 million in Debentures, maturing November 30, 2007. The Debentures are convertible, at the option of the holder prior to the maturity date at a conversion price of $7.50 per share or 133.3333 Limited Voting Common Shares per $1,000 principal amount of Debentures (an aggregate of 14 million Limited Voting Common Shares assuming conversion of all of the Debentures). The Debentures may be redeemed by the Company under certain circumstances after November 30, 2005 for cash or by issuing freely tradable Limited Voting Common Shares. As at October 31, 2005, none of the Debentures have been redeemed or converted into Limited Voting Common Shares.

OFF-BALANCE SHEET OBLIGATIONS AND ARRANGEMENTS

Pension Plan

At October 31, 2005, the market value of aggregate plan assets of the Company's various defined benefit plans exceeded the aggregate accrued benefit obligations. The Company has applied to the Office of the Superintendent of Financial Institutions ("OSFI") to merge two defined benefit plans with an aggregate surplus of $16.6 million and two defined benefit plans with an aggregate deficit of $11.6 million, which would result in the Company having two defined benefit plans, one with an aggregate surplus and one with a modest deficit. If OSFI were to decline the merger application, the Company will be required to fund the defined benefit plan deficits over a period of five to fifteen years. The Company reported a deferred pension asset of $13.1 million in Other Assets at October 31, 2005. During 2005, the Company began funding one of its defined benefit plans following the expiration of a contribution holiday. Accordingly, it made $1.9 million in cash contributions to its defined benefit plans and $2.6 million in cash contributions to the defined contribution and multi-employer plans for the year ended October 31, 2005 (compared to the pension expense of $5.6 million recorded in the financial statements).

Agricore United Financial and Unifeed Financial

AU Financial provides working capital financing, through a Canadian Schedule I chartered bank, for producers to purchase the Company's crop nutrition products, crop protection products and seed. Outstanding credit of $323.8 million at October 31, 2005 advanced through AU Financial, increased from outstanding credit of $283.5 million at the same date last year, largely due to increased underlying sales activity. At the same time, credit over 90 days increased modestly to 1.8% of total outstanding receivables from 1.6% a year earlier. About 90.2% of outstanding credit is related to AU Financial's highest credit rating categories, comparable to 90.1% the prior year. The Company indemnifies the bank for 50% of future losses under AU Financial to a maximum limit of 5% of the aggregate qualified portfolio balance. The Company's aggregate indemnity will vary at any given time with the size of the underlying portfolio.

Unifeed Financial provides additional working capital financing, through a Canadian Schedule I chartered bank, for livestock producers to purchase feeder cattle, feeder hogs and related feed inputs under terms that do not require payment until the livestock is sold. The customer base for Unifeed Financial tends to be smaller with individually larger average credit balances than AU Financial. Unifeed Financial approved $45.8 million (2004 – $32.7 million) in credit applications of which customers had drawn $21.8 million (2004 – $9.9 million) at October 31, 2005. The Company has indemnified the bank for aggregate credit losses of up to $5.2 million based on the first 20% to 33% of new credit issued on an individual account as well as for credit losses, shared on an equal basis, of up to 5% of the aggregate qualified portfolio balance. The Company's aggregate indemnity will vary at any given time with the credit rating of underlying accounts and the aggregate credit outstanding.

Securitization Arrangement

The company has a securitization program with an independent trust, which permits the Company to sell, on an unlimited basis, an undivided co-ownership interest in its right to receive reimbursements of amounts advanced to producers arising from the delivery of grains that are held in accordance with an agency contract between the company and the CWB.

Either party may cancel the securitization agreement on 60 days notice. In the event of cancellation, the Company would either seek to establish a new securitization or similar program or finance the amounts due from the CWB through the Company's revolving line of credit.

As at October 31, 2005, the Company had securitized $36.2 million of amounts it is entitled to receive in respect of CWB grain compared with $28.7 million at October 31, 2004. About $4.7 million of such receivables remained unsecuritized at October 31, 2005 compared with $4 million at October 31, 2004.

SHARE CAPITAL AND RETAINED EARNINGS

Retained earnings of $28.2 million at October 31, 2005 were $6.3 million higher than at October 31, 2004 due to net income for the fiscal year ended October 31, 2005 of $12.5 million, offset by dividends declared of $6.3 million.

Share capital of $460.3 million at October 31, 2005 increased by $366,000 from October 31, 2004. The Company issued 22,694 Limited Voting Common Shares from treasury, as required under its Directors' Share Compensation Plan, representing a minimum of 25% of directors' fees otherwise payable (calculated based on the Toronto Stock Exchange closing price on the last trading day at the quarter-end). The Company also issued 22,793 Limited Voting Common Shares from treasury pursuant to its Dividend Reinvestment Plan.

Market Capitalization

The market capitalization of the Company's 45,372,620 issued and outstanding Limited Voting Common Shares at December 12, 2005 was $306.7 million or $6.76 per share compared with the Company's book value[7] of $10.55 per share ($9.84 per share fully diluted) at October 31, 2005. The issued and outstanding Limited Voting Common Shares at December 12, 2005, together with securities convertible into Limited Voting Common Shares, are summarized in the following table.

Market Capitalization
As at December 12, 2005

Issued and outstanding Limited Voting Common Shares	45,372,620
Securities convertible into Limited Voting Common Shares:	
$105,000,000 – 9% convertible unsecured subordinated debentures, maturing November 30, 2007, convertible at 133.3333 shares per $1,000 principal amount	14,000,000
Series "A" convertible preferred shares, non-voting, $1 dividend per share, cumulative, convertible (basis), callable at $24	1,104,369
Stock options	1,057,586
	61,534,575

FINANCIAL RATIOS

The Company's total funded debt (excluding the Debentures), net of cash, of $486.8 million at October 31, 2005 increased $43.7 million compared to the same date last year due to dividends, financing expenses, higher investment in property, plant, equipment and other assets, and increased non-cash working capital, offset by higher cash flow provided by operations for the twelve months ended October 31, 2005 and scheduled repayments of long-term debt as noted above. The Company's average funded debt, net of cash, was $442 million for the twelve months ended October 31, 2005 (2004 – $490 million). The Company's leverage ratio (net funded debt to capitalization) fluctuates materially from month-to-month due to underlying seasonal variations in short-term debt used to finance working capital requirements, reflecting increased purchases of grain beginning in the fall and crop inputs inventory through the winter and early spring, as well as price volatility in the commodities handled, all of which cannot be financed entirely with trade credit. The Company's leverage ratio typically declines to its lowest quarterly level at July 31, representing the Company's core non-seasonal level of working capital. Measured on an average trailing twelve-month basis, the Company's leverage ratio improved to 43.1% for the year ended October 31, 2005 from 45.3% for the year ended October 31, 2004.

Financial Ratios
(in thousands – except percentages and ratios)

	As at October 31			Trailing Twelve Months Ended October 31		
	2005	2004	Better (Worse)	2005	2004	Better (Worse)
Funded debt (excluding the Debentures), net of cash	**$ 486,838**	$ 443,161	$ (43,677)	**$ 441,991**	$ 489,522	$ 47,531
EBITDA				**$ 128,737**	$ 104,141	$ 24,596
Ratios						
Current ratio	**1.26x**	1.29x	(0.03pt)			
Net funded debt to capitalization	**48.1%**	46.5%	(1.6pt)	**43.1%**	45.3%	2.2pt
Earnings based Ratios						
EBITDA to Fixed Charges				**0.98x**	0.90x	0.08pt
Average Net Debt to TTM EBITDA				**3.43x**	4.70x	1.27pt

[7] Book value per share is derived by dividing the shareholders' equity at the end of the period by the total number of Limited Voting Common Shares outstanding at the end of the period as if the Series "A" convertible preferred shares had been converted on a 1:1 basis. The fully diluted book value per share is derived by dividing the shareholders' equity (including the Debentures and the value of executive stock options) at the end of the period by the total number of Limited Voting Common Shares outstanding at the end of the period as if the Series "A" convertible preferred shares, executive stock options and the Debentures had been fully converted.


59.0%
53.0%
47.0%
41.0%
35.0%
Oct-01 Jan-02 Apr-02 Jul-02 Oct-02 Jan-03 Apr-03 Jul-03 Oct-03 Jan-04 Apr-04 Jul-04 Oct-04 Jan-05 Apr-05 Jul-05 Oct-05

Net Funded Debt to Capitalization (%)
Trailing Twelve Month ("TTM") Average


55.0%
50.0%
45.0%
40.0%
35.0%
30.0%
Nov-05 Dec-05 Jan-05 Feb-05 Mar-05 Apr-05 May-05 Jun-05 Jul-05 Aug-05 Sep-05 Oct-05

Net Funded Debt to Capitalization (%)
Leverage (Net Debt:Capitalization)
Average at October 31, 2005

RISKS

The Company manages risk and risk exposures through a combination of insurance, derivative financial instruments, its system of internal and disclosure controls and sound operating practices.

The effect of weather conditions on farm output represents a significant operating risk to the volume of grain handled and related revenues earned at country elevators and port terminals. Weather, market prices of grain, total volume of grain production and mix of Board and non-Board grain produced in turn affect the volumes and mix of crop production input sales. The Company's elevators and crop input distribution facilities are geographically dispersed throughout the Prairie provinces, diversifying the Company's exposure to some of these risks. Agricore United also contracted for grain volume insurance covering the crop years ending July 31, 2004 to 2006 which provides a substantial amount of protection against revenue losses due to unusually low grain handling volumes.

The Company employs a number of other insuring and retention arrangements to actively manage its property, business interruption, boiler, marine, liability, fidelity, environmental, surety, employee accident and automobile risks and balance the overall, long-term cost with long-term economic benefit.

Exposure to inventory losses is managed through a variety of quality control processes, inventory management and shipping practices, ongoing staff training, and facilities management and maintenance. The Company complies with environmental regulations and uses special storage facilities and transportation methods to manage exposures from certain environmental hazards associated with the storage and handling of fertilizers and crop protection products.

To address consumer awareness and concern over food safety and "traceability", Agricore United has established a number of processes to track and identify crops at every stage of production from seed to customer delivery to meet international standards, including HACCP – the internationally recognized system of quality control for food safety – and ISO 9000 certification for the processing and export of grains, oilseeds and special crops. ISO 9001:2000 registration and HACCP compliance are verified by third-party audits. As at October 31, 2005, all of the Company's port terminals are registered to ISO 9001:2000 and HACCP compliant. The Company's country network includes 51 high through-put ("HTP") elevators, two joint venture HTP elevators, 29 conventional elevators and three specialty plants, which are registered ISO 9001:2000 and HACCP compliant. Agricore United's eight feed mills and two pre-mix facilities are HACCP certified or compliant.

Agricore United uses derivative financial instruments to manage market risks resulting from fluctuations in underlying interest rates, foreign exchange rates and commodity prices. Fundamentally, Agricore United attempts to mitigate risk wherever possible. Where available, derivative instruments are effective in minimizing these risks by creating essentially equal and offsetting market exposures. The derivative financial instruments held by Agricore United are principally held for purposes other than derivatives trading. If Agricore United did not use financial instruments, its exposure to market risk would be greater.

RISK MANAGEMENT

The Company's Corporate Risk Management Committee (consisting of the Chief Executive Officer, Chief Financial Officer and a number of senior managers of the Company) is responsible for identifying the risks faced by the Company, determining the materiality of those risks and reporting to the Risk Review Committee of the Board of Directors on the appropriate policies implemented to reasonably contain those risks which can be managed. The Corporate Risk Management Committee also provides direction to management on risk management strategies, the use of risk management products, specific exposure limits and approved counterparties. In addition, it determines that responsibility for specific risks is clearly delegated and that there are appropriate internal controls and monitoring systems to ensure that defined policies and procedures are adhered to.

MARKET RISK

A significant source of the Company's revenue is earned by Grain Handling. Earnings in this segment of the business fluctuate in relation to the volume of grain handled and the margin earned on merchandising open market (non-CWB) grains. In the case of Board grains, the Company earns storage and handling tariffs from the CWB, which are established independently of the market price for the grain. Board grains represented 54% of total grain handled by Agricore United in fiscal 2005 (2004 – 56%).

Since a significant portion of the Company's off-shore transactions are denominated and priced in U.S. dollars, the Company is not directly exposed to volatility in export sales as a result of underlying changes in the relationship

between the Canadian dollar and other foreign currencies. The Company may be indirectly affected to the extent that farmer customers are adversely impacted by changes in the underlying exchange value of the Canadian dollar that, over a sustained period, are not compensated for by a corresponding change in input costs (i.e. changes in costs of fuel, crop inputs, etc.).

The Company utilizes exchange traded futures contracts wherever possible to manage the exposure associated with fluctuations in the cash price of non-Board grains. In so doing, the Company assumes a basis risk to the extent that the two do not change by directly equivalent amounts. Where exchange traded futures for a particular commodity are not available or where the liquidity of a particular exchange traded future is volatile, Agricore United develops crosshedges using futures contracts for similar or related products. While the utilization of such hedges reduces exposure to price risk, exposure to basis risk increases, although not proportionately. The Company retains any remaining commodity risks. The Company also employs forward sales contracts to hedge prices for the sale of grain, forages and special crops, forward purchase contracts to fix the costs of supply of livestock feed inputs and prepaid purchases of crop production inputs with future delivery dates. The costs associated with these instruments are included in the cost of sales for the affected business segment.

FOREIGN EXCHANGE RISK

As a significant portion of the Company's net revenues are effectively denominated in U.S. dollars, the Company uses forward exchange contracts and options to hedge this exposure. The costs associated with these hedging activities are included in the cost of sales of the affected business segment.

INTEREST RATE RISK

To mitigate interest rate risk, the floating interest rate on the Company's $106 million term loan has been fixed through an interest rate swap with a Canadian chartered bank at an average rate of 6.65% for the term of the loan. The Company also manages the interest rate risk on its short-term borrowings by using a combination of cash instruments, futures, options and forward rate agreements. The cost of the interest rate swap as well as the other instruments is included in interest and securitization expenses.

CREDIT RISK

Its counterparties expose Agricore United to credit risk in the event of nonperformance. However, in the case of over-the-counter derivative contracts, the Company only contracts with pre-authorized counterparties where agreements are in place. Agricore United monitors the credit ratings of its counterparties on an ongoing basis. No provision has been made in respect of credit losses on derivative contracts, as Agricore United does not anticipate any non-performance. The Company also requires additional collateral in the form of letters of credit or cash deposits where large grain sale contracts with a particular customer potentially involve concentration of risk.

Exchange traded futures contracts used to hedge future revenues in the Company's grain business are not subject to any significant credit risk as the changes in contract positions are settled daily.

Agricore United manages its exposure to potential credit risk in respect of trade receivable contracts through a rigorous analysis of outstanding positions, payment and loss history and ongoing credit reviews of all significant contracts. The absence of significant financial concentration of such receivables limits its exposure to credit risk. Under AU Financial and Unifeed Financial, the Company has limited its exposure to credit risk by limiting the financial institution's recourse against the Company for indemnification of losses incurred on certain accounts receivable.

OUTLOOK

On December 7, 2005, Statistics Canada estimated western Canadian production of the major grains for the 2005 Crop Year to be about 53.5 million tonnes. This production level is five percent higher than the 2004 crop and represents a 10% increase over the 10-year average of 48.5 million tonnes (excluding the unprecedented 2002 drought). While the quality of the cereal crop is estimated to be below average due to the prolonged and damp harvest, the percentage of each crop falling into the top grades improved over 2004. The quality of the oilseed crop is comparable to historical averages and 30% larger than the 2004 crop, predominantly due to a record size canola crop. The Company is the largest oilseed merchandiser in western Canada.

The grain industry typically ships about 65% of the grain produced during the most recent Crop Year over the course of the subsequent 12 months. Based on these averages, the primary grain elevator network would have expected to take delivery of about 33 million tonnes of the 2004 crop during 2005, compared with the 28.8 million tonnes actually shipped. This shortfall in deliveries into the primary elevator system has contributed to Agriculture and Agri-Food Canada's ("AAFC") estimated 4.8 million tonne increase in inventory carry-out at July 31, 2005 compared to the same time in 2004. Accordingly, receipts and grain shipments for the industry and the Company in 2006 can reasonably be expected to increase. (AAFC forecasts exports of grains and oilseeds to increase 16% to 27.6 million tonnes in Crop Year 2006.) However, future grain shipments remain dependent on several factors, including: producer decisions to deliver their 2004 and 2005 crops and the timing of those decisions; timely and effective execution by the railways of grain movement to port terminals and other North American destinations; and the execution of the CWB marketing program in 2006 which is also tied to producer decisions on grain delivery. These factors are influenced by current and future commodity prices and may be further complicated if producers elect to deliver their commodities in a concentrated time frame—decisions which could strain the railway's capacity to execute shipment. In that regard, CP Rail has made a significant investment in rail capacity expansion in western Canada during the past year.

On December 13, 2005, a panel of the North American Free Trade Agreement affirmed a previous determination that imports of hard red spring wheat from Canada do not cause material injury to U.S. growers.

Precipitation levels were above average and well distributed in 2005 with on-farm surface water supplies at November 1, 2005 indicating no water shortages anticipated across western Canada, apart from the southernmost area of Saskatchewan along the U.S. border. Coupled with the high production levels in 2005, demand for fertilizer and other crop inputs are expected to be maintained in the spring of 2006. The improved fall fertilizer application season in late October 2005 continued into November due to the late harvest and unfavourable weather conditions. Natural gas

prices (the predominant component in the manufacture of fertilizer) have stabilized at lower levels than earlier in the fall and, since much of the cost of fertilizer production is a flow-through cost to customers, is expected to mitigate the magnitude of potential price increases on fertilizer in the spring. AAFC has estimated increased acres will be planted to oilseeds (particularly canola) in the 2006 Crop Year. A significant part of the Company's earnings comes from the sale of canola seed and the purchase and shipment of the resulting production.

On December 12, 2005, following a similar decision by the U.S. on July 15, 2005, Japan announced the easing of bans on imports of Canadian beef under 21 months of age. The Canadain Food Inspection Agency announced on December 10, 2005 that 21 days of testing had not turned up any sign of avian flu on the 80 chicken and duck farms that had been quarantined following the discovery of a strain of avian flu on a poultry farm in British Columbia in November 2005 (that led to a temporary ban by the U.S., Japan, Taiwan and Hong Kong on B.C. poultry from the effected farm and surrounding area). Canadian livestock and poultry producers continue to benefit from abundant feed ingredients, lower feed prices and improved access to U.S. and other markets. Coupled with stable or rising hog and cattle futures, the livestock industry's outlook for 2006 is not expected to deteriorate.

AU Financial collected 91% of the accounts due on October 31, 2005 under its fall program compared to 93% of last years program, which was smaller. As at December 5, 2005 the Company had already pre-approved 19,300 customers for $625 million in credit for the 2006 growing season compared to 19,500 customers for $615 million in credit at the same time last year. The distribution of customer credit ratings remains consistent with the prior year.

On an ongoing basis, the Company reviews the efficiency of its operation, seeking opportunities to control or reduce operating expenses throughout the Company. In 2005, the Company's OG&A expenses increased by 2.3%. Accordingly, the Company believes that it will be able to limit the growth in OG&A expenses in 2006 to less than the rate of inflation.

The Company entered into an agreement with a third party on May 6, 2005 for the sale of its AUV Terminal pursuant to a consent agreement with the Commissioner of Competition (the "Commissioner"). The Company subsequently announced on July 29, 2005 that the sale was not expected to be completed on the original closing date of August 1, 2005 but that both parties were continuing to work diligently towards concluding a transaction as soon as practicable. On August 12, 2005, the Company announced that subsequent requests by both the Company and the purchaser to extend the time frame to conclude a transaction had been denied by the Commissioner. The Company then filed an application with the Competition Tribunal (the "Tribunal") seeking, among other things, an order pursuant to section 106 of the Competition Act rescinding the consent agreement between the Commissioner and the Company. The application is expected to be heard by the Tribunal in March 2006. In the meantime, the Company continues to operate the AUV Terminal.

MANAGEMENT'S RESPONSIBILITY FOR FINANCIAL REPORTING

The management of United Grain Growers Limited, carrying on business as Agricore United, is responsible for the preparation and presentation of the accompanying financial statements and all of the information contained in this annual report. The financial statements have been prepared by management in accordance with Canadian generally accepted accounting principles which recognize the necessity of relying on management's judgment and best estimates. Financial information contained throughout this annual report is consistent with these financial statements.

To fulfill its responsibility and ensure integrity of financial reporting, management maintains a system of internal accounting controls and an internal audit department to review systems and controls on a regular basis. These controls, which include a comprehensive planning system and timely reporting of periodic financial information, are designed to provide reasonable assurance that the financial records are reliable and form a proper basis for the accurate preparation of financial statements.

Final responsibility for the financial statements and their presentation to shareholders rests with the Board of Directors. The Audit Committee of the Board of Directors, consisting of non-management directors, oversees management's preparation of financial statements and financial control of operations. The Audit Committee meets separately with management, the Company's internal auditors and the Company's independent auditors, PricewaterhouseCoopers LLP, to review the financial statements and recommend approval by the Board of Directors.

Brian Hayward
Chief Executive Officer

Peter G.M. Cox
Chief Financial Officer

AUDITORS' REPORT
TO THE SHAREHOLDERS OF UNITED GRAIN GROWERS LIMITED, CARRYING ON BUSINESS AS AGRICORE UNITED:

We have audited the consolidated balance sheets of United Grain Growers Limited as at October 31, 2005 and 2004 and the consolidated statements of earnings and retained earnings and consolidated statements of cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at October 31, 2005 and 2004 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

PricewaterhouseCoopers LLP
Chartered Accountants
Winnipeg, Canada
December 14, 2005

CONSOLIDATED BALANCE SHEETS

As at October 31 (in thousands)		2005		(Restated – Note 24) 2004
ASSETS				
Current Assets				
Cash and cash equivalents	$	36,590	$	50,214
Accounts receivable (Note 4)		242,941		185,232
Inventories (Note 5)		382,009		383,914
Prepaid expenses		17,106		18,777
Future income taxes (Note 17)		19,417		6,801
		698,063		644,938
Property, Plant and Equipment (Note 6)		657,074		664,396
Other Assets (Note 7)		65,976		60,123
Goodwill (Note 22)		21,189		28,903
Intangible Assets (Note 22)		16,590		16,502
Future Income Taxes (Note 17)		18,307		38,506
	$	1,477,199	$	1,453,368
LIABILITIES AND SHAREHOLDERS' EQUITY				
Current Liabilities				
Bank and other loans (Note 8)	$	200,815	$	132,121
Accounts payable and accrued expenses		313,233		326,901
Dividends payable		2,464		2,464
Current portion of long-term debt (Note 9)		39,303		39,189
Future income taxes (Note 17)		272		345
		556,087		501,020
Long-term Debt (Note 9)		283,310		322,065
Convertible Debentures (Note 10)		105,000		105,000
Other Long-term Liabilities (Note 11)		35,434		35,814
Future Income Taxes (Note 17)		7,285		6,527
Shareholders' Equity				
Share capital (Note 12)		460,323		459,957
Contributed surplus (Note 13)		1,593		1,044
Retained earnings		28,167		21,941
		490,083		482,942
	$	1,477,199	$	1,453,368

Approved by the Board

Wayne W. Drul,
Director

Terry Youzwa,
Director

CONSOLIDATED STATEMENTS OF EARNINGS AND RETAINED EARNINGS

For the years ended October 31 *(in thousands, except per share amounts)*	2005	*(Restated – Note 24)* 2004
Sales and revenue from services (Note 22)	$ 2,775,279	$ 3,048,135
Gross profit and net revenue from services (Note 22)	460,581	428,497
Operating, general and administrative expenses (Note 22)	(331,844)	(324,356)
Earnings before the undernoted (Note 22)	128,737	104,141
Depreciation and amortization (Note 22)	(60,717)	(65,211)
	68,020	38,930
Gain (loss) on disposal of assets	1,653	(289)
Interest and securitization expenses (Note 16)	(49,877)	(52,144)
	19,796	(13,503)
Recovery of (provision for) income taxes (Note 17)		
Current portion	(4,703)	(2,688)
Future portion	(2,579)	6,025
Net earnings (loss) for the year	12,514	(10,166)
Retained earnings, beginning of year	21,941	38,648
Dividends	(6,288)	(6,541)
Net earnings (loss) for the year	12,514	(10,166)
Retained earnings, end of year	$ 28,167	$ 21,941
Basic and diluted earnings (loss) per share (Note 2)	$ 0.25	$ (0.25)

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the years ended October 31 *(in thousands)*	2005	*(Restated – Note 24)* 2004
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net earnings (loss) for the year	$ 12,514	$ (10,166)
Adjustments for:		
Depreciation and amortization	60,717	65,211
Employee future benefits	1,845	2,572
Investment tax credits	—	89
Future income taxes (recovery)	2,579	(6,025)
Equity earnings from investments, net of distributions	(2,166)	(833)
Stock-based compensation (Note 13)	549	402
Loss (gain) on disposal of assets	(1,653)	289
Other long-term liabilities	917	294
Cash flow provided by operations	75,302	51,833
Changes in non-cash working capital	(67,543)	68,791
	7,759	120,624
CASH FLOWS FROM INVESTING ACTIVITIES:		
Business acquisitions, net of cash acquired (Note 3)	—	(8,325)
Property, plant and equipment expenditures	(36,428)	(32,473)
Proceeds from disposal of property, plant and equipment	5,507	4,609
Increase in other assets	(10,264)	(5,341)
	(41,185)	(41,530)
CASH FLOWS FROM FINANCING ACTIVITIES:		
Increase (decrease) in bank and other loans	68,694	(44,306)
Proceeds from long-term debt	708	53
Long-term debt repayments	(39,349)	(26,798)
Deferred financing expenditures	(2,042)	(3,229)
Decrease in other long-term liabilities	(2,029)	(1,156)
Share capital issued (redeemed)	366	(27)
Share issue costs	—	(795)
Dividends	(6,546)	(6,541)
	19,802	(82,799)
Net decrease in cash and cash equivalents	(13,624)	(3,705)
Cash and cash equivalents, beginning of year	50,214	53,919
Cash and cash equivalents, end of year	$ 36,590	$ 50,214
SUPPLEMENTARY DISCLOSURE OF CASH FLOW INFORMATION		
Cash payment of interest	$ (50,172)	$ (52,123)
Cash payment of taxes	$ (3,730)	$ (8,160)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1. SIGNIFICANT ACCOUNTING POLICIES

The consolidated financial statements of Agricore United ("the Company") are prepared in accordance with Canadian generally accepted accounting principles ("GAAP").

USE OF ESTIMATES

The timely preparation of financial statements in accordance with GAAP necessitates the use of management estimates, assumptions and judgment that affect reported amounts of assets, liabilities, revenues and expenses and disclosure of contingencies. Actual results may differ as confirming events occur.

PRINCIPLES OF CONSOLIDATION

The consolidated financial statements include the accounts of the Company, its subsidiaries and its proportionate share of the accounts of significant joint ventures. The Company's interest in its joint ventures is recognized using the proportionate consolidation method at rates that approximate either the Company's ownership interest in, or the volume of business with, the respective joint venture.

Subsidiaries	Ownership Interest
Demeter (1993) Inc.	100%
Pacific Elevators Limited	100%
Western Pool Terminals Ltd.	100%
Unifeed Limited and its wholly-owned subsidiary*	100%
XCAN Far East Ltd.	100%
XCAN Asia Ltd.**	100%
XCAN Grain (Europe) Ltd.**	100%

Joint Ventures	Ownership Interest
Alberta Industrial Mustard Company Limited	50%
Cascadia Terminal	50%
CMI Terminal Joint Venture	50%
Gardiner Dam Terminal Joint Venture	50%
Lloydminster Joint Venture	50%
Western Co-operative Fertilizers Limited ("Westco")	57%

* Effective November 1, 2005, Unifeed Limited and its wholly-owned subsidiary, Hart Feeds Limited, were amalgamated and the continuing corporation dissolved and wound up into the operations of the Company.

** These subsidiaries are in the process of being liquidated and are expected to be wound up during 2006.

REVENUE RECOGNITION

Revenue from the sale of commodities is recognized upon shipment to the customer from country elevator or port terminal. Revenue from the sale of crop input products and livestock feed is recognized upon shipment to the customer. Service-related revenue, which includes tariff-based revenue for handling Canadian Wheat Board ("CWB") grain, is recognized upon performance of the service.

CASH AND CASH EQUIVALENTS

Cash and cash equivalents include cash and short-term investments with less than three months to maturity as well as funds on deposit within jointly held enterprises which may not be immediately available to the Company.

ACCOUNTS RECEIVABLE

Accounts receivable includes advances to producers arising from the purchase of grain for the account of the CWB, in accordance with the terms of a handling agreement between the parties, which are valued on the basis of CWB initial prices less handling costs.

INVENTORIES

Grain inventories include both hedged and non-hedged commodities. Hedgeable grain inventories are valued based on the closing market quotations less execution costs. Non-hedgeable grains are valued at the lower of cost or market. Farm supply, seed, feed and livestock inventories are valued at the lower of cost or net realizable value.

PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment are recorded at cost, which includes interest incurred on major construction projects, reduced by investment tax credits claimed. The Company uses a combination of straight-line and diminishing balance methods of providing depreciation over the estimated useful lives of the assets.

Building	4% to 6% diminishing balance; 10 to 50 years straight-line
Machinery & equipment	6% to 30% diminishing balance; 5 to 25 years straight-line
Site and leasehold improvements	6% to 10% diminishing balance; 5 to 50 years straight-line
Computer hardware & software	3 to 5 years straight-line
Furniture & fixtures and other	20% diminishing balance; 2 to 5 years straight-line

OTHER ASSETS

Deferred charges – System development costs related to developing or upgrading identifiable software products are deferred and amortized on a straight-line basis over a three-year period. Varietal development costs incurred under agreements for the development of proprietary seed varieties are deferred and amortized on a straight-line basis over a four-year period. Pension costs, representing the aggregate surplus of the Company's pension plans plus unamortized transitional amounts and actuarial net losses, are accounted for as described under Employee Future Benefits. Financing costs related to securing and maintaining credit facilities are deferred and amortized over the term of the facility. Risk and insurance costs related to establishing the Company's insurance program are deferred and amortized over the life of the contract.

Trade investments – Trade investments primarily include the Company's non-controlling interests in The Puratone Corporation, Canadian Pool Agencies Limited, and Pool Insurance Company, which are accounted for using the equity method. All other trade investments are recorded at cost.

Prince Rupert Grain Terminal ("PRG") – Through a consortium, the Company has a joint and several interest in PRG. PRG has $309 million in loans, due to a third party and maturing between 2015 and 2035, that are secured by the terminal without recourse to the consortium members. Since the value of the debt exceeds the depreciated value of the terminal, the Company's non-controlling interest in PRG is recorded at nominal value.

Finite Insurance Layer – Funding of the $20 million Finite Insurance Layer of the Company's integrated insurance program, over a three year period commencing January 1, 2004, is accounted for as a deposit with the insurer (Note 24).

GOODWILL

Goodwill represents the excess of the purchase price over the fair values assigned to identifiable net assets acquired. The Company assesses annually whether there has been a permanent impairment in the carrying value of goodwill based on the fair value of the related business operations. Should the carrying amount of the goodwill exceed its fair value, an impairment loss would be recognized at that time.

INTANGIBLE ASSETS

Intangible assets consist primarily of supply contracts with indefinite useful lives. Indefinite life intangibles are not amortized but are tested for impairment at least annually. Should the carrying amount of the intangible asset exceed its fair value, an impairment loss would be recognized at that time.

INCOME TAXES

Income taxes are provided for using the asset and liability method of accounting. Under this method, future income taxes are recognized for temporary differences between the accounting and tax bases of the Company's assets and liabilities, and are measured using the substantively enacted tax rates and laws that will be in effect when the differences are expected to reverse. The effect of a change in income tax rates on future income tax liabilities and assets is recognized in income in the year the change occurs. A valuation allowance would be provided to the extent that it is more likely than not that future income tax assets will not be realized.

STOCK-BASED COMPENSATION

Executive Stock Option Plan – The fair value of the award at the time of granting is recognized as compensation expense over the vesting period with an offsetting amount recorded to contributed surplus.

DERIVATIVE FINANCIAL INSTRUMENTS

Derivative financial instruments are used by the Company to reduce its exposure to fluctuations in interest rates, foreign currency exchange rates and commodity prices. In the normal course, the Company does not hold or issue derivative financial instruments for derivative trading purposes. Any derivative that does not qualify for hedge accounting is reported in earnings on a mark-to-market basis.

Interest rate swap contracts – The Company has an interest rate swap that is accounted for in accordance with hedge accounting and as such, the swap is documented and subjected to an effectiveness test on a quarterly basis for reasonable assurance that it is and will continue to be effective. Differentials to be received or paid under these contracts are recognized in income over the life of the contracts as adjustments to interest expense. Gains and losses on contract termination are deferred and amortized to income over the life of the original contract or the related debt, whichever is earlier.

FOREIGN CURRENCY TRANSLATION

Monetary assets and liabilities denominated in foreign currencies are translated at the year-end exchange rate while non-monetary assets, liabilities, revenues and expenses are translated at the rate of exchange prevailing at the transaction date. All exchange gains and losses are reflected in earnings during the year in which they occurred.

EMPLOYEE FUTURE BENEFITS

The Company maintains both defined benefit and defined contribution pension plans for employees and is also a member of a multi-employer defined benefit pension plan. Additionally, the Company provides other post-employment benefits, largely in respect of extended health and dental plans and life insurance, to eligible employees upon retirement. The cost of all future benefits is accrued in the year in which the employee services are rendered, based on actuarial valuations, with the exception of a foreign wholly-owned subsidiary which determines its obligation based on the amount that would be required to be paid under the plan if all eligible employees and directors voluntarily terminated their employment as of the balance sheet date.

The actuarial determination of the accrued benefit obligations for pensions and other retirement benefits, uses the projected benefit method prorated on service, which incorporates management's best estimate of future salary levels, other cost escalation, retirement ages of employees and other actuarial factors. For the purpose of calculating the expected return on plan assets, those assets are reflected at fair value.

Any excess net actuarial gains or losses over 10% of the greater of the accrued benefit obligation and the fair value of plan assets are being amortized over the average remaining service period ("ARSP") of active employees expected to receive benefits under the benefit plan.

The multi-employer defined benefit pension plan is accounted for as a defined contribution plan.

2. EARNINGS PER SHARE

For the years ended October 31
(in thousands, except per share amounts)

	2005 Amount	2005 Shares	2005 Per share	(Restated – Note 24) 2004 Amount	2004 Shares	2004 Per share
Net earnings (loss)	$ 12,514			$ (10,166)		
Less: Preferred share dividend	(1,104)			(1,105)		
Basic & diluted earnings (loss) per share	$ 11,410	45,343	$ 0.25	$ (11,271)	45,278	$ (0.25)

Basic earnings (loss) per share is derived by deducting annual dividends on preferred shares from the net earnings (loss) for the year and dividing this total by the weighted average number of Limited Voting Common Shares outstanding for the year. The effect of potentially dilutive securities (convertible unsecured subordinated debentures and preferred shares) was not included in the calculation of diluted earnings (loss) per share for the years ended October 31, 2005 and 2004, as the results would be anti-dilutive. In addition, executive stock options have been excluded from the calculation of diluted earnings (loss) per share as the exercise price exceeds the average trading value of the shares in the respective years.

3. BUSINESS ACQUISITIONS

Effective February 1, 2004, the Company purchased, through its wholly-owned subsidiary Unifeed Limited, 100% of the issued and outstanding shares of Vertech Feeds Ltd., a livestock feed manufacturer in Red Deer, Alberta. Vertech Feeds Ltd. was dissolved effective November 1, 2004 and its operations were wound up into Unifeed Limited.

The Company purchased the remaining 50% of issued and outstanding shares of Prairie Mountain Agri Limited, a high throughout grain terminal and crop production centre located in Roblin, Manitoba. The transaction closed on May 31, 2004. Prairie Mountain Agri Limited was dissolved effective June 1, 2004 and its operations wound up into the Company.

These acquisitions were accounted for using the purchase method and the results of operations of these businesses are included in the consolidated financial statements from the respective dates of acquisition.

For the year ended October 31, 2004
(in thousands)

Net assets acquired:	
Current assets	$ 3,881
Property, plant & equipment	3,382
Goodwill*	4,801
Current liabilities	(1,408)
Long-term liabilities	(782)
	9,874
Less: cash acquired	(1,549)
Net cash consideration	$ 8,325

**Virtually none of the goodwill is considered deductible for income tax purposes.*

4. ACCOUNTS RECEIVABLE

The following table presents the percentage of total customer balances receivable by business segment:

As at October 31	2005	2004
Grain Handling	**50%**	43%
Crop Production Services	**25%**	17%
Livestock Services	**16%**	28%
Other	**9%**	12%

SECURITIZATION AGREEMENT

Under a securitization agreement with an independent trust, the Company can sell on an unlimited basis an undivided co-ownership interest in its right to receive reimbursements of amounts advanced to producers arising from the delivery of grains that are held in accordance with the grain handling contract between the Company and the CWB. The Company receives proceeds equal to the fair value of the assets sold and retains rights to future cash flows arising from future performance of grain handling on behalf of the CWB after the investors in the trust have received the return for which they contracted. The trust has limited recourse to the Company's future grain handling receipts and no recourse to the Company's other assets. Either party may cancel the securitization agreement on 60-days notice. The Company is responsible for fulfilling its obligations under the grain handling agreement entered into with the CWB and retains servicing responsibilities in respect of CWB grain.

Under the terms of the grain handling contract, the Company is guaranteed a reimbursement of amounts advanced to the producers on behalf of the CWB upon deliveries of CWB grain. The Government of Canada secures this guarantee and therefore no credit losses are expected with respect to these assets. In addition, since the weighted-average life of the receivable is only a matter of days, the discount factor is not expected to be a significant element in the computation of fair value. Consequently, the Company has determined the fair value measurement of this asset to be the same as its carrying value and has concluded that any sensitivity analysis regarding key assumptions used in such valuation would not result in any significant change in valuation.

At October 31, 2005, amounts advanced to producers on behalf of the CWB are reported net of securitized amounts of $36.2 million (2004 – $28.7 million). The following table summarizes certain cash flows related to the transfer of receivables during the year:

As at October 31
(in thousands)

	2005	2004
Proceeds from new securitizations	$ 30,000	$ 22,400
Proceeds from collections reinvested	6,161	6,338
Securitized amount	$ 36,161	$ 28,738

The net cost of these transactions is included in interest and securitization expenses in the Consolidated Statements of Earnings and Retained Earnings.

AGRICORE UNITED FINANCIAL

The Company has a rolling five-year agreement with a Canadian Schedule I chartered bank to provide credit for qualifying agricultural producers to purchase crop inputs. The agreement may be terminated at an earlier date by mutual consent or by either party upon one year's written notice. The Company indemnifies the bank for a portion of future losses (Note 18).

UNIFEED FINANCIAL

The Company has a rolling five-year agreement with a Canadian Schedule I chartered bank to provide loans to customers to purchase feeder cattle and feeder hogs, as well as related feed inputs, with terms that do not require payment until the livestock is sold. The agreement may be terminated at an earlier date by mutual consent or by either party upon one year's written notice. The Company indemnifies the bank for a portion of future losses (Note 18).

5. INVENTORIES

As at October 31
(in thousands)

	2005	2004
Grain	$ 133,133	$ 137,285
Crop inputs	234,123	230,901
Feed and livestock	11,718	12,148
Other merchandise	3,035	3,580
	$ 382,009	$ 383,914

6. PROPERTY, PLANT AND EQUIPMENT

As at October 31
(in thousands)

	2005		2004	
	Cost	Accumulated Depreciation	Cost	Accumulated Depreciation
Building	$ 595,937	$ 243,038	$ 611,684	$ 259,400
Machinery & equipment	643,352	420,202	653,669	419,754
Site and leasehold improvements	63,990	24,776	64,162	23,533
Computer hardware & software	56,837	53,499	56,944	52,415
Furniture & fixtures and other	15,612	14,081	15,795	14,142
Land	22,950	—	23,344	—
Construction in progress	13,992	—	8,042	—
	$ 1,412,670	$ 755,596	$ 1,433,640	$ 769,244
Net book value	$ 657,074		$ 664,396	

The Company capitalized $497,000 (2004 – $912,000) in interest related to major capital expenditures.

7. OTHER ASSETS

As at October 31 *(in thousands)*		2005		*(Restated Note 24)* 2004
Deferred charges:				
System development costs	$	3,640	$	3,683
Varietal development costs		2,800		3,390
Pension costs (Note 14)		13,135		14,247
Financing costs		6,646		8,575
Risk and insurance costs		1,029		1,535
Trade investments		22,162		22,026
Finite Insurance Layer deposit		13,333		6,667
Other long term assets held by subsidiary		3,231		—
	$	65,976	$	60,123

8. BANK AND OTHER LOANS

As at October 31 *(in thousands)*		2005		2004
Bank loans	$	178,185	$	109,000
Member and employee loans		22,630		23,121
	$	200,815	$	132,121

The Company's revolving facility with a syndicate of banks, expiring February 27, 2006, has seasonal limits of $475 million between January 1 and May 31, $300 million between June 1 and August 31, and $425 million between September 1 and December 31, and may be drawn to the lesser of the facility limit or a margin based on qualifying receivables and inventories. This facility is secured by a first floating charge over receivables and inventory and a second fixed charge over all other assets of the Company and its material wholly-owned subsidiaries. The Company may draw its revolving credit facility using prime rate advances, at an interest rate of prime plus up to 2% (subject to the Company's fixed charge ratio), or by using alternate advance instruments at similar rates.

A wholly-owned subsidiary has a U.S. $10 million (2004 – U.S. $9.4 million) revolving credit facility at 1.00% p.a. (2004 – 0.85%) over LIBOR (London Interbank Money Market Offer Rate) that matures on February 28, 2006, secured by a guarantee from the Company (Note 18). In addition, this subsidiary has a Japanese Yen ("JPY") 2 billion credit facility, secured by a guarantee from the Company (Note 18), and a JPY 100 million credit facility, both at local short-term market rates, both with no fixed expiry date.

Loans from members and employees are unsecured, repayable on demand and bear interest at rates varying from 3.25% to 5.5% (2004 – 2.5% to 5.5%).

9. LONG-TERM DEBT

As at October 31 *(in thousands)*		2005		2004
Syndicated Term Loan	$	106,000	$	129,000
Term Notes		99,463		104,913
Series A Notes		42,659		49,769
Series B Notes		21,237		21,237
Cascadia Series B Notes		45,000		47,500
Other long-term debt		8,254		8,835
		322,613		361,254
Less: current portion		(39,303)		(39,189)
	$	283,310	$	322,065

The fair value of long-term debt approximates its carrying amount. The Syndicated Term Loan, Term Notes, Series A Notes and Series B Notes are secured, *pari passu*, by specific charges over material fixed assets and a floating charge over all other assets of the Company and its material wholly-owned subsidiaries.

SYNDICATED TERM LOAN

A term facility with a syndicate of banks at a floating interest rate of prime plus 0.5% to 2.5% (subject to the Company's fixed charge ratio), and a stamping fee of 1.5% to 3.5% (subject to the Company's fixed charge ratio), is repayable in quarterly installments of $5.75 million between November 2005 and August 2007 with the balance due on November 30, 2007. The floating interest rate component has been fixed through a swap arrangement.

An interest rate swap of $106 million at 6.65% (2004 – $129 million at 6.65%) with a Schedule I bank is used to hedge the floating interest rate component of the Syndicated Term Loan. The fair value of the interest rate swap obligation is $4.8 million at October 31, 2005 (2004 – $8.6 million).

TERM NOTES

A term facility with a U.S. based life insurance company at a fixed rate of 9.67% is repayable in monthly installments of $454,000 to January 2009 and $973,000 per month from February 2009 to maturity in January 2016.

SERIES A AND B NOTES

Series A Notes with a syndicate of Canadian life insurance companies at a fixed rate of 10.25% (2004 – 10.25%) are repayable in equal annual installments of $7.1 million in December to maturity in 2010. The Series B Notes with a syndicate of Canadian life insurance companies at a fixed rate of 10.8% (2004 – 10.8%) are repayable in equal annual installments of $2.1 million in December from 2011 to 2020.

Cascadia Series B Notes

The Notes with a syndicate of Canadian life insurance companies are collateralized by a first fixed and specific mortgage on the Cascadia Terminal as well as a pledge and charge on all of Cascadia Terminal's leasehold land and interests. The Notes carry a fixed rate of 6.98% (2004 – 6.98%), repayable in equal annual installments of $2.5 million in August to maturity in 2023.

OTHER LONG-TERM DEBT

Other long-term debt, held by subsidiaries, is repayable within nine years.

The following summarizes the aggregate amount of scheduled repayments of long-term debt in each of the next five years:

For the years ending October 31
(in thousands)

2006	$	39,303
2007		43,089
2008		75,468
2009		20,111
2010		21,529

10. CONVERTIBLE DEBENTURES

The Company issued $105 million of 9% convertible unsecured subordinated debentures (the "Debentures") on November 27, 2002, maturing November 30, 2007, with interest payable semi-annually on May 31 and November 30. The Debentures are convertible, at the option of the holder, at any time prior to the maturity date at a conversion price of $7.50 per share or 133.3333 Limited Voting Common Shares per $1,000 principal amount of Debentures. The Debentures may not be redeemed by the Company prior to December 1, 2005. On or after December 1, 2005, and prior to December 1, 2006, the Debentures may be redeemed by the Company in whole or in part, on not more than 60 days' and not less than 30 days' prior notice, at a redemption price equal to the principal amount thereof plus accrued and unpaid interest, provided that the volume weighted average trading price of the Limited Voting Common Shares on the Toronto Stock Exchange ("TSX") for at least 20 trading days in any consecutive 30-day period ending on the fifth trading day prior to the date on which notice of redemption is given exceeds 125% of the conversion price. On or after December 1, 2006, the Debentures may be redeemed by the Company at any time at a redemption price equal to the principal amount thereof plus accrued and unpaid interest. The Company may, at its option and subject to regulatory approval, elect to satisfy its obligation to repay the principal amount of the Debentures which are to be redeemed or which have matured by issuing to the holders of the Debentures, for each $1,000 principal amount of Debentures, that number of freely tradable Limited Voting Common Shares obtained by dividing such principal amount by 95% of the Current Market Price. Current Market Price means an amount equal to the volume weighted average trading price of the Limited Voting Common Shares on the TSX for 20 consecutive trading days ending on the fifth trading day preceding the date of determination.

11. OTHER LONG-TERM LIABILITIES

As at October 31 *(in thousands)*		2005		2004
Post-employment benefits other than pension (Note 14)	$	12,528	$	11,796
Asset retirement obligation		17,386		18,096
Other liabilities		5,520		5,922
	$	35,434	$	35,814

ASSET RETIREMENT OBLIGATION

Westco, a joint venture of the Company in which it holds a 57% interest, discontinued manufacturing fertilizer at its two processing plants in 1987. Subsequent to the closures, Westco retained an independent consultant who estimated the site reclamation and decommissioning costs to be between $44 million and $61.5 million. In 2000, Westco developed conceptual reclamation plans, designed to meet current regulatory requirements, based on site assessments, environmental risk data and current available technology and updated its cost estimate to $51 million. The Company provides no guarantee for the obligations of Westco. As at October 31, 2005, Westco has expended $22 million (2004 – $19 million) in reclamation costs.

Westco is accounting for the obligation as an asset retirement obligation ("ARO") and as such, the reclamation provision represents the Company's pro rata share of Westco's ARO as at October 31, 2005 (Note 24). As at November 1, 2004, the Company's proportionate share of Westco's ARO balance, which represents the discounted future value of the estimated cash flows required to settle the obligation, was $18.3 million (previous reclamation provision recognized by the Company as of the same date was $18.1 million). As of October 31, 2005, the Company's proportionate share of the estimated undiscounted cash flows required to settle the obligation is $18.9 million, which is expected to be settled between 2005 and 2014. The credit-adjusted risk-free rates at which the estimated cash flows have been discounted range from 4% to 5.15%.

A reconciliation of the opening and closing carrying amount of the ARO is as follows:

For the year ended October 31 *(in thousands)*	2005
Opening balance	$ 18,096
Less: Liabilities settled during period	(1,627)
Add: Accretion expense, included in operating, general and administrative expenses	917
Closing balance	$ 17,386

OTHER LIABILITIES

Other liabilities include a provision of $5 million (2004 – $5 million) accrued by the Company as part of its revaluation of the liabilities of Agricore Ltd. on acquisition.

12. SHARE CAPITAL

The Company is governed by the United Grain Growers Act, a special act of the Parliament of Canada, under which it has both members and shareholders. Members are customers of the Company and are entitled to elect 12 directors, who must be members of the Company. The Company's Limited Voting Common Shareholders are entitled to elect three directors, who cannot be members. Members who are not shareholders are not entitled to participate in any profit or distribution of the Company.

The authorized, issued and outstanding shares of the Company are:

As at October 31 *(in thousands, except shares)*	2005		2004	
	Shares	**Value**	Shares	Value
Authorized				
Preferred shares, issuable in series	**unlimited**		unlimited	
Limited Voting Common Shares	**unlimited**		unlimited	
Issued and outstanding				
Series "A" convertible preferred shares, non-voting, $1 dividend per share, cumulative, convertible (1:1 basis), callable at $24				
Opening balance	**1,104,552**	**$ 22,091**	1,105,151	$ 22,103
Converted to Limited Voting Common Shares	**(183)**	**(3)**	(599)	(12)
Closing balance	**1,104,369**	**$ 22,088**	1,104,552	$ 22,091
Limited Voting Common Shares				
Opening balance	**45,315,467**	**$ 437,866**	45,309,932	$ 438,406
Issued (redeemed)				
Upon conversion of preferred shares	**183**	**3**	599	12
Directors' share compensation plan	**22,694**	**188**	18,047	155
Dividend Reinvestment Plan	**22,793**	**178**	8,049	65
Assisted Sales Program	**—**	**—**	(13,466)	(172)
Share consolidation program, including redemption costs (net of tax)	—	—	(1,527,694)	(15,238)
Private placement	—	—	1,520,000	14,638
Closing balance	**45,361,137**	**$ 438,235**	45,315,467	$ 437,866
		$ 460,323		$ 459,957

Share Consolidation Program – Effective February 22, 2004, through a one-day share consolidation program, the Company acquired for cancellation 1,527,694 Limited Voting Common Shares from registered shareholders holding less than 100 Limited Voting Common Shares at a price of $9.63 per share for a total cost of $15.2 million, including redemption costs (net of tax). The one-day program provided for the consolidation of the Limited Voting Common Shares on a 1 for 100 basis on February 22, 2004. Following the consolidation, all registered shareholders who held less than one Limited Voting Common Share became entitled to receive a cash payment of $9.63 for each pre-consolidation share instead of a fractional share in the Company. On February 23, 2004, the remaining Limited Voting Common Shares were split on a 100 for 1 basis returning all remaining shareholders to their previous shareholdings.

Private Placement of Limited Voting Common Shares – On March 1, 2004, the Company completed a private placement of 1,520,000 Limited Voting Common Shares at a price of $9.63 per share for total proceeds of $14.6 million. Pursuant to a pre-emptive rights agreement, ADM Agri-Industries Company, a wholly-owned subsidiary of Archer Daniels Midland Company, exercised its right to purchase all of the Limited Voting Common Shares offered by the Company under the private placement.

The following table summarizes the issued and outstanding Limited Voting Common Shares, along with securities convertible into Limited Voting Common Shares:

As at October 31	2005	2004
Issued and outstanding Limited Voting Common Shares	**45,361,137**	45,315,467
Securities convertible into common shares:		
9% convertible unsecured subordinated debentures, maturing November 30, 2007, convertible at 133.3333 shares per $1,000 principal amount	**14,000,000**	14,000,000
Series "A" convertible preferred shares, non-voting, $1 dividend per share, cumulative, convertible (1:1 basis), callable at $24	**1,104,369**	1,104,552
Stock options	**892,586**	732,045
	61,358,092	61,152,064

The Company has the following share-related plans:

EMPLOYEE SHARE PURCHASE PLAN

Under the Company's Employee Share Purchase Plan ("ESPP"), qualifying employees may contribute from 1% to 7% of their basic earnings to the ESPP, with the Company contributing an amount equal to 50% of all employee contributions. Contributions are used to acquire shares, either from the open market or from the Company, based on share trading prices on the TSX.

MEMBER SHARE PURCHASE PLAN

Under the Company's Member Share Purchase Plan ("MSPP"), eligible members may contribute to the MSPP by way of a cash payment or cash ticket deduction payment. Contributions and dividends paid are used to acquire shares, either from the open market or from the Company, based on share trading prices on the TSX.

DIRECTORS' SHARE COMPENSATION PLAN

Under the Directors' Share Compensation Plan ("DSCP"), the Company pays its directors a minimum of 25% and a maximum of 50% of their annual compensation through the issuance from treasury of Limited Voting Common Shares, based on share trading prices on the TSX.

DIVIDEND REINVESTMENT PLAN

Under the Company's optional Dividend Reinvestment Plan ("DRIP"), which was implemented March 19, 2004, participating shareholders are allowed to increase their investment in the Company by choosing to automatically reinvest cash dividends received on Limited Voting Common Shares and Series "A" Convertible Preferred Shares for Limited Voting Common Shares issued from treasury. Under the plan, cash dividends received on Limited Voting Common Shares will be reinvested at 95% of the weighted average of the TSX market price for the five trading days immediately preceding the applicable dividend payment date. Cash dividends received on Series "A" Convertible Preferred Shares will be reinvested at a price equivalent to the weighted average of the TSX market price for Limited Voting Common Shares for the five trading days immediately proceeding the applicable dividend payment date.

13. STOCK-BASED COMPENSATION

EXECUTIVE STOCK OPTION PLAN

Under the terms of the Executive Stock Option Plan ("ESOP"), eligible executives of the Company are entitled to receive options to acquire Limited Voting Common Shares. The following details stock options that were outstanding and exercisable at October 31, 2005:

Date granted	Exercise Price	Expiry Date	Weighted average remaining contractual life in years	Number of Shares Outstanding	Number of Shares Exercisable
December 13, 1996	$ 10.20	2006	1.12	82,120	82,120
September 17, 1998	$ 11.50	2008	2.88	111,960	111,960
September 20, 2001	$ 10.30	2011	5.89	19,000	19,000
March 21, 2002	$ 9.70	2012	6.39	346,027	276,800
March 18, 2004	$ 9.30	2014	8.38	165,000	66,000
March 18, 2004	$ 9.70	2014	8.38	3,479	1,391
November 1, 2004	$ 7.64	2014	9.01	165,000	33,000
			6.32	892,586	590,271

At October 31, 2005, in addition to the stock options outstanding, the Company has reserved a further 343,047 Limited Voting Common Shares (2004 – 303,588) for granting under the ESOP.

The Company recorded compensation expense of $549,000 (2004 – $402,000) and a related increase in Contributed Surplus regarding stock options issued under the terms of the ESOP. The exercise price of the option equals the market price of the Company's stock on the date of the grant. The fair value of each option granted since January 1, 2002 is estimated based on the date of grant using the Black-Scholes option pricing model. The following weighted average assumptions were used to value options granted in the current year: dividend yield of 1.57% (2004 – 2.70%), expected volatility of 39.82% (2004 – 38%), risk-free interest rate of 5.03% (2004 – 4.68%) and expected life of 10 years (2004 – 10 years). The Options vest at a rate of 20% per year commencing on the grant date. The weighted average fair value of options granted during the year was $3.58 (2004 – $3.82).

The following summarizes the status of the ESOP and changes during the year:

For the years ended October 31	2005 Number of Shares	2005 Weighted average exercise price	2004 Number of Shares	2004 Weighted average exercise price
Outstanding at beginning of year	**732,045**	**$ 9.96**	603,041	$ 10.16
Granted*	**165,000**	**7.64**	168,479	9.31
Forfeited	**(4,459)**	**9.70**	(39,475)	10.22
Outstanding at end of year	**892,586**	**$ 9.53**	732,045	$ 9.96
Exercisable at end of year	**590,271**	**$ 9.97**	453,242	$ 10.23

**On November 1, 2005, the Company granted a further 165,000 stock options under the ESOP with an exercise price of $7.10 vesting 20% per year commencing on the grant date and expiring November 1, 2015.*

RESTRICTED STOCK UNIT PLAN

In 2004, the Company approved, in principle, a plan to grant Restricted Stock Units ("RSU") to certain employees, subject to obtaining a favorable income tax ruling from Canada Revenue Agency ("CRA"). The CRA ruling was not received until late in 2005 and effectively prevented the Company from implementing the plan until November 1, 2005. Accordingly, the Company cancelled all prior agreements under the proposed RSU plan and no amount in respect of the proposed plan has been paid or remains accrued.

14. EMPLOYEE FUTURE BENEFITS

The Company maintains several defined benefit and defined contribution pension plans for substantially all of its employees and is also a sponsor of a multi-employer defined benefit plan. Its defined benefit pension plans are based on years of service and final average salary. For one of the Company's defined benefit plans, pension benefits may increase annually based on the performance of the fund.

The Company maintains several benefit plans for its retirees, which may include life, extended health and dental coverage.

The Company applied to the Office of the Superintendent of Financial Institutions ("OSFI") to harmonize (effective July 1, 2003) the employee pension arrangements of certain pension plans and to merge (effective September 1, 2003) two defined benefit plans that currently have surpluses of $16.6 million and two defined benefit plans that currently have deficits of $11.6 million, which would result in the Company having two defined benefit plans, one with a surplus and one with a modest deficit. The pension benefits accrued to the members prior to the effective date are fully protected, will be fully preserved and are not affected by the harmonization. Management believes that there will be no adverse impact on the financial position of the Company as a result of the harmonization of the plans and merger of the funds. If OSFI denies the application, the Company will be required to fund the plan deficits over a period of 5 to 15 years.

Total cash payments by the Company for employee future benefits for 2005, consisting of cash contributed to its pension plans, cash payments directly to beneficiaries for other benefits, and cash contributed to its defined contribution plans was $4.8 million (2004 – $3.6 million).

The Company measures its accrued benefit obligations and the fair value of plan assets for accounting purposes as at October 31 of each year. The dates of the actuarial valuations of the pension plans vary by plan with the most recent valuation completed on December 31, 2004. The next valuation is required by December 31, 2005.

The Company is amortizing the transitional asset that resulted from the adoption of the new accounting standard on employee future benefits in fiscal 2001, over 13 years which was the ARSP of employees in 2001 expected to receive benefits under the plan. The ARSP for 2005 for the various defined benefit plans ranges from 12 to 14 years (2004 – 12 to 14 years).

The following summarizes the Company's net benefit plan income (expense):

For the years ended October 31
(in thousands)

	2005			2004		
	Incurred in year	**Adjustments***	**Recognized in year**	Incurred in year	Adjustments*	Recognized in year
Defined Benefit Pension Plans:						
Current service cost, net of employee contributions	$ (623)	$ —	$ (623)	$ (606)	$ —	$ (606)
Interest cost	(7,457)	—	(7,457)	(7,098)	—	(7,098)
Return on plan assets	16,506	(8,098)	8,408	11,280	(3,321)	7,959
Actuarial gains (losses)	(7,962)	6,987	(975)	(4,193)	3,448	(745)
Amortization of the transitional obligation	—	822	822	—	822	822
	464	(289)	175	(617)	949	332
Other Defined Future Benefit Plans						
Current service cost, net of employee contributions	(251)	—	(251)	(245)	—	(245)
Interest cost	(801)	—	(801)	(745)	—	(745)
Actuarial gains (losses)	—	(26)	(26)	(298)	272	(26)
	(1,052)	(26)	(1,078)	(1,288)	272	(1,016)
Total Defined benefit plans	(588)	(315)	(903)	(1,905)	1,221	(684)
Defined contribution plans	(5,041)	—	(5,041)	(4,788)	—	(4,788)
Multi-employer defined benefit plan	(741)	—	(741)	(691)	—	(691)
Net benefit plan income (expense)	$ (6,370)	$ (315)	$ (6,685)	$ (7,384)	$ 1,221	$ (6,163)

Accounting adjustments to allocate costs to different years to recognize the long-term nature of employee future benefits.

The following summarizes information about the Company's defined benefit plans in aggregate:

As at October 31 (in thousands)	Pension Benefits 2005	2004	Other Future Benefits 2005	2004
Plan Assets				
Fair value, beginning of year	$ 130,957	$ 131,648	$ —	$ —
Actual return on plan assets	16,506	11,280	—	—
Employer contributions	1,855	399	346	586
Employee contributions	124	127	—	—
Surplus transferred to defined contribution plan	(3,143)	(2,873)	—	—
Benefits paid	(10,671)	(9,624)	(346)	(586)
Fair value, end of year	$ 135,628	$ 130,957	$ —	$ —
Accrued Benefit Obligation				
Balance, beginning of year	$ 127,580	$ 125,180	$ 12,542	$ 11,840
Current service cost	747	733	251	245
Interest cost	7,457	7,098	801	745
Benefits paid	(10,671)	(9,624)	(346)	(586)
Actuarial losses	7,962	4,193	—	298
Balance, end of year	$ 133,075	$ 127,580	$ 13,248	$ 12,542
Funded Status				
Plan surplus (deficit)	$ 2,553	$ 3,377	$ (13,248)	$ (12,542)
Unamortized transitional amount	(6,424)	(7,246)	—	—
Unamortized net losses	17,006	18,116	720	746
Deferred benefit asset (liability)	$ 13,135	$ 14,247	$ (12,528)	$ (11,796)

The percentage of plan assets by major category is:

As at October 31	2005	2004
Equities	58%	65%
Debt securities	38%	32%
Other	4%	3%
	100%	100%

The significant weighted average assumptions used in measuring the Company's pension and other obligations are:

As at October 31	Pension Benefits 2005	2004	Other Future Benefits 2005	2004
Accrued benefit obligation:				
Discount rate	5.50%	6.00%	6.25%	6.25%
Rate of compensation increase	4.00%	4.00%	n/a	n/a
Benefit cost:				
Discount rate	6.00%	6.25%	n/a	n/a
Expected long-term rate of return on plan assets	6.70%	6.70%	n/a	n/a
Rate of compensation increase	4.00%	4.00%	n/a	n/a
Initial health care cost trend rates*	n/a	n/a	6.50%	7.00%

The health care cost trend rate will decline by 0.5% per year to an ultimate rate of 3.0%.

A one percentage-point change in assumed health care cost trend rates would have the following effects for 2005:

	Increase	Decrease
Interest cost	$ 6,000	$ (4,000)
Accrued benefit obligation	$ 313,000	$ (281,000)

15. RELATED PARTY TRANSACTIONS

The Company has transactions with related parties in the normal course of business at commercial rates and terms. Related parties may include investees Prince Rupert Grain, The Puratone Corporation, Canadian Pool Agencies Limited, Interprovincial Cooperative Limited, as well as the Company's principal shareholder Archer Daniels Midland Company and its respective subsidiaries and associated companies.

Total sales to related parties were $95.1 million (2004 – $120.5 million) and total purchases from related parties were $42.2 million (2004 – $51.8 million). As at October 31, 2005, accounts receivable from and accounts payable to related parties totalled $6.6 million (2004 – $2.8 million) and $117,000 (2004 –$43,000), respectively.

16. INTEREST AND SECURITIZATION EXPENSES

For the years ended October 31 *(in thousands)*	2005	2004
Interest on:		
Convertible debentures (Note 10)	$ 9,450	$ 9,450
Long-term debt	31,381	33,793
Short-term debt	9,249	9,111
Securitization expenses	1,716	1,665
CWB carrying charge recovery	(1,919)	(1,875)
	$ 49,877	$ 52,144

17. INCOME TAXES

The Company's income tax (expense) recovery consists of:

For the years ended October 31 *(in thousands)*	2005	*(Restated – Note 24)* 2004
Current income tax expense	$ (4,703)	$ (2,688)
Future income tax (expense) recovery	(2,579)	6,025
Income tax (expense) recovery	$ (7,282)	$ 3,337

The Company's effective tax rate is determined as follows:

For the years ended October 31 *(in thousands)*	2005	*(Restated – Note 24)* 2004
Income tax (expense) recovery at a combined statutory rate of 34.9% (2004 – 33%)	$ (6,906)	$ 4,457
Large corporation capital tax	(1,768)	(2,112)
Tax paid equity earnings	296	215
Non-taxable portion of capital gain	683	536
Expenses not deductible for income tax purposes	(991)	(1,407)
Change in estimate of tax accruals	2,307	1,678
Effect of tax rate changes on future income tax balances	(658)	169
Miscellaneous	(245)	(199)
Income tax (expense) recovery	$ (7,282)	$ 3,337

Significant components of the Company's future tax assets and liabilities are:

As at October 31 *(in thousands)*	2005	*(Restated – Note 24)* 2004
Future tax assets:		
Reserves and other liabilities	$ 6,393	$ 7,451
Other post employment benefits	4,385	4,247
Other deferred charges	3,586	6,978
Capital assets	352	442
Non-capital losses carried forward	110,633	112,594
Other long-term liabilities	7,144	7,408
Other temporary differences	610	577
	$ 133,103	$ 139,697
Future tax liabilities:		
Capital assets	24,522	21,768
Trade investments	65,382	63,710
Deferred pension costs	4,953	5,462
Other deferred charges	1,581	3,037
Intangible assets	3,361	2,911
Other	3,137	4,374
	$ 102,936	$ 101,262
Net future tax asset	$ 30,167	$ 38,435
Comprised of:		
Future tax asset – current	$ 19,417	$ 6,801
Future tax liability – current	(272)	(345)
Future tax asset – non-current	18,307	38,506
Future tax liability – non-current	(7,285)	(6,527)
	$ 30,167	$ 38,435

18. GUARANTEES AND CONTINGENCIES

LETTERS OF CREDIT

The Company has provided banking letters of credit to third parties for activities that are inherent in the nature of the agriculture industry. The terms range in duration and expire at various dates from November 2005 to February 2007. The amounts vary depending on underlying business activity or the specific agreements in place with the third parties. As at October 31, 2005, the outstanding banking letters of credit were $56.7 million (2004 – $99.3 million).

During 2005, and in satisfaction of its regulatory requirement, the Company entered into a new credit insurance program underwritten by a major international insurer, to replace the letters of credit previously provided to the Canadian Grain Commission.

INDEMNIFICATION OF ACCOUNTS RECEIVABLE

Agricore United Financial – Under the terms of an agreement with a Canadian Schedule I chartered bank (Note 4), the Company indemnifies the bank for 50% of future losses to a maximum of five percent of the aggregate qualified portfolio balance. The Company's aggregate indemnity will vary at any given time with the size of the underlying portfolio. As at October 31, 2005, the Company has provided $4.1 million (2004 – $2.8 million) for actual and expected future losses.

Unifeed Financial – Under the terms of an agreement with a Canadian Schedule I chartered bank (Note 4), the Company indemnifies the bank for credit losses based on the first 20% to 33% of new credit issued on an individual account, dependant on the account's underlying credit rating, with losses in excess of these amounts shared on an equal basis with the bank up to 5% on the aggregate qualified portfolio balance. The Company's aggregate indemnity will vary at any given time with the credit rating of the underlying accounts and the aggregate credit outstanding. As at October 31, 2005, the Company has provided $221,000 (2004 – $99,000) for actual and expected future losses.

LOAN GUARANTEES

The Company is contingently liable under several guarantees given to third-party lenders who have provided long-term financing to certain independent hog producers. As at October 31, 2005, the current outstanding balance of these guarantees is $3.8 million (2004 – $4.2 million). These guarantees diminish as the underlying loans are repaid and expire between 2006 and 2014.

The Company is contingently liable under two guarantees given to two third-party lenders who have provided certain financing facilities to a wholly-owned foreign subsidiary. As at October 31, 2005, the maximum amount of the guarantees are U.S. $25 million (2004 – U.S. $25 million) and JPY 2 billion (2004 – JPY 2.65 billion) or approximately $50 million in aggregate.

DIRECTOR AND OFFICER INDEMNIFICATION

The Corporation indemnifies its directors and officers against any and all claims or losses reasonably incurred in the performance of their service to the Corporation to the extent permitted by law. The Corporation has acquired and maintains liability insurance for its directors and officers as well as those of certain affiliated companies.

OTHER INDEMNIFICATION PROVISIONS

From time to time, the Company enters into agreements in the normal course of operations and in connection with business or asset acquisitions or dispositions. By their nature, these agreements may provide for indemnification of counterparties. The varying nature of these indemnification agreements prevents the Company from making a reasonable estimate of the maximum potential amount it could incur. Historically, the Company has not made any significant payments in connection with these indemnification provisions.

OTHER CONTINGENCIES

As at October 31, 2005, there are claims against the Company in varying amounts for which no provisions in the financial statements are considered necessary. The occurrence of the confirming future event is not determinable or it is not possible to determine the amounts that may ultimately be assessed against the Company with respect to these claims. Management believes that any such amounts would not have a material impact on the business or financial position of the Company, or the occurrence of the confirming future event is not determinable.

19. LEASE COMMITMENTS

The Company has operating leases, with varying terms ranging up to 17 years, for office premises and equipment, storage facilities and sites, application equipment and licensed vehicles. Future minimum payments under these commitments are:

For the years ending October 31
(in thousands)

2006	$	14,553
2007		11,840
2008		9,101
2009		7,110
2010		5,204
After 2010		28,557
	$	76,365

20. FINANCIAL INSTRUMENTS

FORWARD FOREIGN EXCHANGE CONTRACTS

The following amounts represent the contracted Canadian dollar equivalent of commitments to buy and sell foreign currency:

As at October 31
(in thousands)

		Sell		Buy
U.S. dollars	$	268,129	$	54,376
Euro	$	21,729	$	423
British Pounds	$	107	$	—

Since any foreign exchange gains or losses are recognized as they arise and are offset by losses or gains on the underlying hedge transaction, the fair value of these contracts approximates the carrying value.

FAIR VALUES OF FINANCIAL ASSETS AND LIABILITIES

The following summarize the major methods and assumptions used in estimating the fair values of financial instruments:

- Short-term financial instruments are valued at their carrying amounts included in the balance sheet, which are reasonable estimates of fair value due to the relatively short period to maturity of the instruments.
- Rates currently available to the Company for long-term debt with similar terms and remaining maturities are used to estimate the fair value of existing borrowings as the present value of expected cash flows.
- The fair value of derivatives generally reflects the estimated amounts that the Company would have to pay, or would receive, upon termination of the contracts at the reporting date, thereby taking into account the current unrealized gains or losses of open contracts.

21. INTEREST IN JOINT VENTURES

The Company's interest in its joint ventures is recognized using the proportionate consolidation method at rates that approximate either the Company's ownership interest in, or the volume of business with, the respective joint venture.

As at October 31
(in thousands)

		2005		2004
Balance Sheets				
Current assets	$	90,856	$	57,782
Long-term assets		101,671		103,360
Current liabilities		(45,551)		(11,640)
Long-term liabilities		(6,926)		(7,584)
Other long-term liabilities		(17,645)		(18,608)
Net investment in joint ventures	$	122,405	$	123,310

For the years ended October 31
(in thousands)

		2005		2004
Statements of Earnings				
Revenues	$	81,148	$	65,258
Expenses		(28,451)		(27,845)
Income tax recovery (provision)		(633)		(1,306)
Net earnings	$	52,064	$	36,107
Statements of Cash Flows				
Cash flows provided by (used in):				
Operating activities	$	58,789	$	48,535
Investing activities		(10,220)		4,995
Financing activities		(40,323)		(81,918)
Increase (decrease) in cash and cash equivalents	$	8,246	$	(28,388)

22. SEGMENT INFORMATION

The Company has five reportable business segments operating primarily in western Canada: Grain Handling, Crop Production Services, Livestock Services, Financial Markets and Other Investments as well as Corporate Administration. Grain Handling revenues are earned from the sourcing of grain from producers for delivery to end-users. Crop Production Services revenues are earned from the production and sale of crop input products and services through retail centers and country elevators. Livestock Services revenues are derived from the manufacture and sale of livestock feed and related services. Financial Markets and Other Investments include the activities of Agricore United Financial, Unifeed Financial and foreign exchange trading activities as well as the activities of other investments. The Corporate segment contains no substantial revenue and is comprised of corporate costs and other activities that are not specific to other business segments.

The Company has not provided revenues from external customers by geographic location as it is not practicable to do so. Total sales and revenue from services includes export sales of $1,186 million (2004 – $1,356 million). There is no material property, plant and equipment located in foreign countries.

For the years ended October 31 (in thousands)	2005	(Restated – Note 24) 2004
Sales and revenue from services:		
Grain Handling	$ 1,679,397	$ 2,042,029
Crop Production Services	835,758	754,249
Livestock Services	280,043	277,545
Financial Markets and Other Investments	10,443	9,403
	2,805,641	3,083,226
Less: Intersegment sales*	(30,362)	(35,091)
	$ 2,775,279	$ 3,048,135
Gross profit and net revenue from services:		
Grain Handling	$ 211,446	$ 213,567
Crop Production Services	184,999	161,626
Livestock Services	53,693	43,901
Financial Markets and Other Investments	10,443	9,403
	$ 460,581	$ 428,497
Operating, general and administrative expenses:		
Grain Handling	$ (143,969)	$ (140,079)
Crop Production Services	(112,143)	(108,392)
Livestock Services	(33,922)	(33,822)
Financial Markets and Other Investments	(5,217)	(3,417)
Corporate	(36,593)	(38,646)
	$ (331,844)	$ (324,356)
EBITDA:		
Grain Handling	$ 67,477	$ 73,488
Crop Production Services	72,856	53,234
Livestock Services	19,771	10,079
Financial Markets and Other Investments	5,226	5,986
Corporate	(36,593)	(38,646)
	$ 128,737	$ 104,141

For the years ended October 31 (in thousands)	2005	(Restated – Note 24) 2004
Depreciation and amortization:		
Grain Handling	$ (29,411)	$ (32,077)
Crop Production Services	(20,516)	(21,485)
Livestock Services	(4,239)	(3,857)
Financial Markets and Other Investments	(202)	(115)
Corporate	(6,349)	(7,677)
	$ (60,717)	$ (65,211)
EBIT:		
Grain Handling	$ 38,066	$ 41,411
Crop Production Services	52,340	31,749
Livestock Services	15,532	6,222
Financial Markets and Other Investments	5,024	5,871
Corporate	(42,942)	(46,323)
	$ 68,020	$ 38,930
* Intersegment sales		
Grain Handling	$ (29,543)	$ (34,631)
Crop Production Services	(819)	(460)
	$ (30,362)	$ (35,091)

As at October 31 (in thousands)	2005	(Restated – Note 24) 2004
Assets:		
Grain Handling	$ 765,768	$ 734,522
Crop Production Services	485,972	451,010
Livestock Services	117,101	130,887
Financial Markets and Other Investments	15,106	11,192
Corporate	93,252	125,757
	$ 1,477,199	$ 1,453,368
Intangible assets:		
Grain Handling	$ 6,590	$ 6,500
Crop Production Services	10,000	10,002
	$ 16,590	$ 16,502
Goodwill:		
Grain Handling*	$ 1,962	$ 5,549
Crop Production Services*	15,050	19,177
Livestock Services	4,177	4,177
	$ 21,189	$ 28,903

Some provisions established at the merger date were greater than the actual cost incurred and accordingly the excess was applied to reduce the value of goodwill.

23. RESTRUCTURING PLAN

The Company's comprehensive restructuring plan to rationalize its country operations involves the demolition of locations that are either closed or anticipated to be closed. The expenditures for the year and the remaining provision outstanding to complete this restructuring plan are:

For the years ended October 31
(in thousands)

	2005			2004		
	Demolition	Other Cash Costs	Total	Demolition	Other Cash Costs	Total
Opening balance	$ 2,511	$ 2,168	$ 4,679	$ 3,659	$ 2,207	$ 5,866
Less: expenses incurred	(668)	—	(668)	(1,148)	(39)	(1,187)
Less: provision released	(332)	—	(332)	—	—	—
Closing balance	$ 1,511	$ 2,168	$ 3,679	$ 2,511	$ 2,168	$ 4,679

24. ACCOUNTING POLICY CHANGES

Finite Insurance Layer

In the fourth quarter, the Company changed its accounting policy for certain insurance contracts that provide for the recovery of premiums depending on claims experience. Previously, the premium payments were expensed as incurred and the potential recovery was treated as a contingent gain. Under the new policy, such premiums are accounted for as deposits with the insurer. This treatment is consistent with U.S. GAAP and the Company believes it will provide greater comparability with other companies using similar insurance products. This change in accounting policy has the effect of reducing OG&A expenses, improving EBITDA and pre-tax earnings by $5 million (2004 – $5.6 million), increasing income taxes by $1.8 million (2004 – $2 million), increasing net earnings by $3.2 million (2004 – $3.6 million), increasing Other Assets by $13.3 million (2004 – $6.7 million), decreasing Prepaid Expenses by $1.1 million (2004 – $1.1 million) and decreasing Future Income Taxes – long-term asset by $4 million (2004 – $1.8 million).

Variable Interest Entities

Effective November 1, 2004, the Company adopted CICA Accounting Guideline AcG-15, Consolidation of Variable Interest Entities ("VIE"). A VIE is any legal structure used to conduct activities or hold assets which are not controlled by voting interests but rather by contractual or other interests that change with that entity's underlying net asset value. The application of these rules to specific situations is complex and the interpretation of the rules is evolving. The Company currently accounts for its subsidiaries in accordance with the Company's principles of consolidation. Based on its assessment of the entities in which it has contractual and other interests, the Company has concluded that these entities are either not VIEs or the adoption of AcG-15 did not result in a material change to the consolidated financial statements. There is no impact to the prior year results from the adoption of this policy.

Asset Retirement Obligations

Effective November 1, 2004, the Company adopted CICA Handbook Section 3110, Asset Retirement Obligations ("AROs"). The Company identified asset retirement obligations related to site restoration for certain property leases, however, these obligations are not material individually and in aggregate and, as such, a liability for AROs has not been recognized. The majority of these obligations were provided for under existing merger-related provisions and are expected to be settled within the next five years.

Westco, a joint venture of the Company, determined its previously recognized reclamation obligation qualifies as an ARO and has accounted for it accordingly (Note 11). Given the ARO balance approximated the previously established reclamation provision and that the retroactive income statement impact was insignificant, the Company recognized Westco's adoption of AROs prospectively without a restatement of opening retained earnings. There is no impact to the prior year results from the adoption of this policy.

25. COMPARATIVE AMOUNTS

Certain comparative amounts have been reclassified to conform to current year presentation.

Agricore United

Quarterly Consolidated Statement of Earnings – 2003 to 2005
(in thousands, unless otherwise stated – unaudited)

	2003 Q1	2003 Q2	2003 Q3	2003 Q4	2004 Q1	2004 Q2	2004 Q3	2004 Q4	2005 Q1	2005 Q2	2005 Q3	2005 Q4
Gross profit & net revenue from services												
Grain Handling	$ 37,986	$ 27,825	$ 37,488	$ 53,847	$ 46,459	$ 46,601	$ 69,878	$ 50,629	$ 51,892	$ 49,300	$ 57,481	$ 52,773
Crop Production Services	20,547	26,965	137,110	19,345	20,927	24,813	106,698	9,188	13,268	32,693	122,903	16,135
Livestock Services	11,278	9,845	9,969	9,297	10,594	11,581	10,594	11,132	13,838	14,402	12,574	12,879
Financial Markets & Other Investments	3,067	3,163	1,084	1,638	2,892	599	2,776	3,136	2,254	2,163	1,854	4,172
	72,878	67,798	185,651	84,127	80,872	83,594	189,946	74,085	81,252	98,558	194,812	85,959
Operating, general & administration expenses												
Grain Handling	(30,696)	(31,174)	(36,346)	(38,178)	(30,269)	(34,703)	(39,719)	(35,389)	(36,986)	(33,424)	(38,149)	(35,410)
Crop Production Services	(24,014)	(23,101)	(32,672)	(27,106)	(21,946)	(26,288)	(33,425)	(26,733)	(25,400)	(24,758)	(35,237)	(26,748)
Livestock Services	(7,119)	(7,414)	(7,845)	(8,293)	(7,961)	(8,674)	(8,645)	(8,542)	(8,609)	(7,905)	(8,330)	(9,078)
Financial Markets & Other Investments	72	(206)	(1,812)	(96)	73	(118)	(1,847)	(1,525)	(1,326)	(1,040)	(1,309)	(1,542)
Corporate Administration	(9,187)	(9,788)	(6,785)	(8,163)	(9,478)	(9,111)	(10,020)	(10,037)	(8,723)	(10,009)	(8,884)	(8,977)
	(70,944)	(71,683)	(85,460)	(81,836)	(69,581)	(78,894)	(93,656)	(82,226)	(81,044)	(77,136)	(91,909)	(81,755)
EBITDA												
Grain Handling	7,290	(3,349)	1,142	15,669	16,190	11,898	30,159	15,240	14,906	15,876	19,332	17,363
Crop Production Services	(3,467)	3,864	104,438	(7,761)	(1,019)	(1,475)	73,273	(17,545)	(12,132)	7,935	87,666	(10,613)
Livestock Services	4,159	2,431	2,124	1,004	2,633	2,907	1,949	2,590	5,229	6,497	4,244	3,801
Financial Markets & Other Investments	3,139	2,957	(728)	1,542	2,965	481	929	1,611	928	1,123	545	2,630
Corporate Administration	(9,187)	(9,788)	(6,785)	(8,163)	(9,478)	(9,111)	(10,020)	(10,037)	(8,723)	(10,009)	(8,884)	(8,977)
	1,934	(3,885)	100,191	2,291	11,291	4,700	96,290	(8,141)	208	21,422	102,903	4,204
Depreciation & amortization												
Grain Handling	(8,892)	(8,996)	(8,782)	(9,022)	(7,972)	(7,969)	(7,425)	(8,711)	(7,775)	(7,539)	(7,060)	(7,037)
Crop Production Services	(5,793)	(6,290)	(6,044)	(6,276)	(4,990)	(5,231)	(5,332)	(5,932)	(4,866)	(5,100)	(5,238)	(5,312)
Livestock Services	(765)	(780)	(792)	(882)	(813)	(826)	(849)	(1,369)	(1,058)	(1,056)	(1,061)	(1,064)
Financial Markets & Other Investments	(20)	(20)	(20)	(20)	(20)	(20)	(1)	(74)	(46)	(49)	(53)	(54)
Corporate Administration	(2,521)	(2,191)	(2,288)	(2,206)	(2,147)	(1,723)	(1,776)	(2,031)	(1,789)	(1,470)	(1,524)	(1,566)
	(17,991)	(18,277)	(17,926)	(18,406)	(15,942)	(15,769)	(15,383)	(18,117)	(15,534)	(15,214)	(14,936)	(15,033)
EBIT												
Grain Handling	(1,602)	(12,345)	(7,640)	6,647	8,218	3,929	22,734	6,529	7,131	8,337	12,272	10,326
Crop Production Services	(9,260)	(2,426)	98,394	(14,037)	(6,009)	(6,706)	67,941	(23,477)	(16,998)	2,835	82,428	(15,925)
Livestock Services	3,394	1,651	1,332	122	1,820	2,081	1,100	1,221	4,171	5,441	3,183	2,737
Financial Markets & Other Investments	3,119	2,937	(748)	1,522	2,945	461	928	1,537	882	1,074	492	2,576
Corporate Administration	(11,708)	(11,979)	(9,073)	(10,369)	(11,625)	(10,834)	(11,796)	(12,068)	(10,512)	(11,479)	(10,408)	(10,543)
	(16,057)	(22,162)	82,265	(16,115)	(4,651)	(11,069)	80,907	(26,258)	(15,326)	6,208	87,967	(10,829)
Gain (loss) on disposal of assets	970	27	249	302	75	308	(281)	(391)	(5)	87	519	1,052
Interest & securitization expenses	(12,922)	(14,783)	(12,649)	(13,306)	(14,473)	(13,994)	(11,965)	(11,712)	(12,947)	(13,447)	(11,653)	(11,830)
Earnings from continuing operations, before taxes	(28,009)	(36,918)	69,865	(29,119)	(19,049)	(24,755)	68,661	(38,361)	(28,278)	(7,152)	76,833	(21,607)
Discontinued operations, net of tax	256	975	(134)	11,611	—	—	—	—	—	—	—	—
Income taxes	7,521	13,045	(25,698)	11,059	5,778	8,154	(25,815)	15,220	9,862	2,791	(28,547)	8,612
Net earnings (loss)	$ (20,232)	$ (22,898)	$ 44,033	$ (6,449)	$ (13,271)	$ (16,601)	$ 42,846	$ (23,141)	$ (18,416)	$ (4,361)	$ 48,286	$ (12,995)
Cash flow from operations	$ (17,092)	$ (13,187)	$ 92,116	$ (13,433)	$ (4,258)	$ (9,312)	$ 83,423	$ (17,556)	$ (13,506)	$ 8,302	$ 89,721	$ (9,215)
Weighted average number of shares	45,286	45,293	45,307	45,310	45,313	45,174	45,306	45,315	45,326	45,337	45,350	45,360
Per Share:												
Earnings (loss)	$ (0.45)	$ (0.51)	$ 0.97	$ (0.15)	$ (0.30)	$ (0.37)	$ 0.94	$ (0.52)	$ (0.41)	$ (0.10)	$ 1.06	$ (0.29)
Earnings (loss), from continuing operations	$ (0.46)	$ (0.53)	$ 0.97	$ (0.40)	$ (0.30)	$ (0.37)	$ 0.94	$ (0.52)	$ (0.41)	$ (0.10)	$ 1.06	$ (0.29)
Diluted earnings (loss)	$ (0.45)	$ (0.51)	$ 0.75	$ (0.15)	$ (0.30)	$ (0.37)	$ 0.73	$ (0.52)	$ (0.41)	$ (0.10)	$ 0.82	$ (0.29)
Diluted earnings (loss), from continuing operations	$ (0.46)	$ (0.53)	$ 0.75	$ (0.40)	$ (0.30)	$ (0.37)	$ 0.73	$ (0.52)	$ (0.41)	$ (0.10)	$ 0.82	$ (0.29)
Cash flow from operations, per share	$ (0.38)	$ (0.30)	$ 2.03	$ (0.30)	$ (0.10)	$ (0.21)	$ 1.84	$ (0.39)	$ (0.30)	$ 0.18	$ 1.97	$ (0.21)
Operating Statistics												
Grain shipped (000 tonnes)	1,482	1,529	1,639	2,761	2,261	2,481	2,820	2,445	2,489	2,411	2,378	2,667
Crop protection, crop nutrition and seed sales ($ 000s)	$ 64,251	$ 90,682	$ 583,489	$ 88,403	$ 57,276	$ 99,516	$ 530,509	$ 47,928	$ 70,080	$ 121,562	$ 558,183	$ 65,977
Manufactured livestock feed sold (000 tonnes)	234	206	192	184	224	216	215	230	258	239	239	246
Non-feed gross profit ($ 000s)	$ 1,331	$ 989	$ 1,766	$ 843	$ 1,140	$ 2,004	$ 1,970	$ 816	$ 2,460	$ 3,466	$ 2,264	$ 2,633
Operating Ratios:												
Grain Handling gross profit per tonne	$ 25.63	$ 18.20	$ 22.87	$ 19.50	$ 20.55	$ 18.78	$ 24.78	$ 20.71	$ 20.85	$ 20.45	$ 24.17	$ 19.79
Crop Production Services sales margin (%)	32.0%	29.7%	23.5%	21.9%	36.5%	24.9%	20.1%	19.2%	18.9%	26.9%	22.0%	24.5%
Livestock Services feed margin per tonne	$ 42.51	$ 42.99	$ 42.72	$ 45.95	$ 42.21	$ 44.34	$ 40.11	$ 44.85	$ 44.10	$ 45.76	$ 43.14	$ 41.65

Agricore United

Year-to-Date Consolidated Statement of Earnings – 2003 to 2005
(in thousands, unless otherwise stated – unaudited)

	2003 Q1	2003 Q2	2003 Q3	2003 Q4	2004 Q1	2004 Q2	2004 Q3	2004 Q4	2005 Q1	2005 Q2	2005 Q3	2005 Q4
Gross profit & net revenue from services												
Grain Handling	$ 37,986	$ 65,811	$ 103,299	$ 157,146	$ 46,459	$ 93,060	$ 162,938	$ 213,567	$ 51,892	$ 101,192	$ 158,673	$ 211,446
Crop Production Services	20,547	47,512	184,622	203,967	20,927	45,740	152,438	161,626	13,268	45,961	168,864	184,999
Livestock Services	11,278	21,123	31,092	40,389	10,594	22,175	32,769	43,901	13,838	28,240	40,814	53,693
Financial Markets & Other Investments	3,067	6,230	7,314	8,952	2,892	3,491	6,267	9,403	2,254	4,417	6,271	10,443
	72,878	140,676	326,327	410,454	80,872	164,466	354,412	428,497	81,252	179,810	374,622	460,581
Operating, general & administration expenses												
Grain Handling	(30,696)	(61,870)	(98,216)	(136,394)	(30,269)	(64,972)	(104,691)	(140,060)	(36,986)	(70,410)	(108,559)	(143,969)
Crop Production Services	(24,014)	(47,115)	(79,787)	(106,893)	(21,946)	(48,234)	(81,659)	(108,392)	(25,400)	(50,158)	(85,395)	(112,143)
Livestock Services	(7,119)	(14,533)	(22,378)	(30,671)	(7,961)	(16,635)	(25,280)	(33,822)	(8,609)	(16,514)	(24,844)	(33,922)
Financial Markets & Other Investments	72	(134)	(1,946)	(2,042)	73	(45)	(1,892)	(3,417)	(1,326)	(2,366)	(3,675)	(5,217)
Corporate Administration	(9,187)	(18,975)	(25,760)	(33,923)	(9,478)	(18,589)	(28,609)	(38,646)	(8,723)	(18,732)	(27,616)	(36,593)
	(70,944)	(142,627)	(228,087)	(309,923)	(69,581)	(148,475)	(242,131)	(324,357)	(81,044)	(158,180)	(250,089)	(331,844)
EBITDA												
Grain Handling	7,290	3,941	5,083	20,752	16,190	28,088	58,247	73,487	14,906	30,782	50,114	67,477
Crop Production Services	(3,467)	397	104,835	97,074	(1,019)	(2,494)	70,779	53,234	(12,132)	(4,197)	83,469	72,856
Livestock Services	4,159	6,590	8,714	9,718	2,633	5,540	7,489	10,079	5,229	11,726	15,970	19,771
Financial Markets & Other Investments	3,139	6,096	5,368	6,910	2,965	3,446	4,375	5,986	928	2,051	2,596	5,226
Corporate Administration	(9,187)	(18,975)	(25,760)	(33,923)	(9,478)	(18,589)	(28,609)	(38,646)	(8,723)	(18,732)	(27,616)	(36,593)
	1,934	(1,951)	98,240	100,531	11,291	15,991	112,281	104,140	208	21,630	124,533	128,737
Depreciation & amortization												
Grain Handling	(8,892)	(17,888)	(26,670)	(35,692)	(7,972)	(15,941)	(23,366)	(32,077)	(7,775)	(15,314)	(22,374)	(29,411)
Crop Production Services	(5,793)	(12,083)	(18,127)	(24,403)	(4,990)	(10,221)	(15,553)	(21,485)	(4,866)	(9,966)	(15,204)	(20,516)
Livestock Services	(765)	(1,545)	(2,337)	(3,219)	(813)	(1,639)	(2,488)	(3,857)	(1,058)	(2,114)	(3,175)	(4,239)
Financial Markets & Other Investments	(20)	(40)	(60)	(80)	(20)	(40)	(41)	(115)	(46)	(95)	(148)	(202)
Corporate Administration	(2,521)	(4,712)	(7,000)	(9,206)	(2,147)	(3,870)	(5,646)	(7,677)	(1,789)	(3,259)	(4,783)	(6,349)
	(17,991)	(36,268)	(54,194)	(72,600)	(15,942)	(31,711)	(47,094)	(65,211)	(15,534)	(30,748)	(45,684)	(60,717)
EBIT												
Grain Handling	(1,602)	(13,947)	(21,587)	(14,940)	8,218	12,147	34,881	41,410	7,131	15,468	27,740	38,066
Crop Production Services	(9,260)	(11,686)	86,708	72,671	(6,009)	(12,715)	55,226	31,749	(16,998)	(14,163)	68,265	52,340
Livestock Services	3,394	5,045	6,377	6,499	1,820	3,901	5,001	6,222	4,171	9,612	12,795	15,532
Financial Markets & Other Investments	3,119	6,056	5,308	6,830	2,945	3,406	4,334	5,871	882	1,956	2,448	5,024
Corporate Administration	(11,708)	(23,687)	(32,760)	(43,129)	(11,625)	(22,459)	(34,255)	(46,323)	(10,512)	(21,991)	(32,399)	(42,942)
	(16,057)	(38,219)	44,046	27,931	(4,651)	(15,720)	65,187	38,929	(15,326)	(9,118)	78,849	68,020
Gain (loss) on disposal of assets	970	997	1,246	1,548	75	383	102	(289)	(5)	82	601	1,653
Interest & securitization expenses	(12,922)	(27,705)	(40,354)	(53,660)	(14,473)	(28,467)	(40,432)	(52,144)	(12,947)	(26,394)	(38,047)	(49,877)
Earnings from continuing operations, before taxes	(28,009)	(64,927)	4,938	(24,181)	(19,049)	(43,804)	24,857	(13,504)	(28,278)	(35,430)	41,403	19,796
Discontinued operations, net of tax	256	1,231	1,097	12,708	—	—	—	—	—	—	—	—
Income taxes	7,521	20,566	(5,132)	5,927	5,778	13,932	(11,883)	3,337	9,862	12,653	(15,894)	(7,282)
Net earnings (loss)	$ (20,232)	$ (43,130)	$ 903	$ (5,546)	$ (13,271)	$ (29,872)	$ 12,974	$ (10,167)	$ (18,416)	$ (22,777)	$ 25,509	$ 12,514
Cash flow from operations	$ (17,092)	$ (30,279)	$ 61,837	$ 48,404	$ (4,258)	$ (13,570)	$ 69,853	$ 52,297	$ (13,506)	$ (5,204)	$ 84,517	$ 75,302
Weighted average number of shares	45,286	45,290	45,295	45,299	45,313	45,244	45,265	45,278	45,326	45,331	45,338	45,343
Per Share:												
Earnings (loss)	$ (0.45)	$ (0.96)	$ —	$ (0.15)	$ (0.30)	$ (0.67)	$ 0.27	$ (0.25)	$ (0.41)	$ (0.51)	$ 0.54	$ 0.25
Earnings (loss), from continuing operations	$ (0.46)	$ (0.99)	$ (0.02)	$ (0.43)	$ (0.30)	$ (0.67)	$ 0.27	$ (0.25)	$ (0.41)	$ (0.51)	$ 0.54	$ 0.25
Diluted earnings (loss)	$ (0.45)	$ (0.96)	$ —	$ (0.15)	$ (0.30)	$ (0.67)	$ 0.27	$ (0.25)	$ (0.41)	$ (0.51)	$ 0.49	$ 0.25
Diluted earnings (loss), from continuing operations	$ (0.46)	$ (0.99)	$ (0.02)	$ (0.43)	$ (0.30)	$ (0.67)	$ 0.27	$ (0.25)	$ (0.41)	$ (0.51)	$ 0.49	$ 0.25
Cash flow from operations, per share	$ (0.38)	$ (0.68)	$ 1.35	$ 1.04	$ (0.10)	$ (0.31)	$ 1.52	$ 1.13	$ (0.30)	$ (0.13)	$ 1.85	$ 1.64
Operating Statistics												
Grain shipped (000 tonnes)	1,482	3,011	4,650	7,411	2,261	4,742	7,562	10,007	2,489	4,900	7,278	9,945
Crop protection, crop nutrition and seed sales ($ 000s)	$ 64,251	$ 154,933	$ 738,422	$ 826,825	$ 57,276	$ 156,792	$ 687,301	$ 735,229	$ 70,080	$ 191,642	$ 749,825	$ 815,802
Manufactured livestock feed sold (000 tonnes)	234	440	632	816	224	440	655	885	258	497	736	982
Non-feed gross profit ($ 000s)	$ 1,331	$ 2,320	$ 4,086	$ 4,929	$ 1,140	$ 3,144	$ 5,114	$ 5,930	$ 2,460	$ 5,926	$ 8,190	$ 10,823
Operating Ratios:												
Grain Handling gross profit per tonne	$ 25.63	$ 21.86	$ 22.21	$ 21.20	$ 20.55	$ 19.62	$ 21.55	$ 21.34	$ 20.85	$ 20.65	$ 21.80	$ 21.26
Crop Production Services sales margin (%)	32.0%	30.7%	25.0%	24.7%	36.5%	29.2%	22.2%	22.0%	18.9%	24.0%	22.5%	22.7%
Livestock Services feed margin per tonne	$ 42.51	$ 42.73	$ 42.73	$ 43.46	$ 42.21	$ 43.25	$ 42.22	$ 42.91	$ 44.10	$ 44.90	$ 44.33	$ 43.66

Agricore United

Trailing Twelve Month Consolidated Statement of Earnings – 2003 to 2005
(in thousands, unless otherwise stated – unaudited)

	2003 Q1	2003 Q2	2003 Q3	2003 Q4	2004 Q1	2004 Q2	2004 Q3	2004 Q4	2005 Q1	2005 Q2	2005 Q3	2005 Q4
Gross profit & net revenue from services												
Grain Handling	$ 185,663	$ 166,217	$ 148,415	$ 157,146	$ 165,619	$ 184,395	$ 216,785	$ 213,567	$ 219,000	$ 221,699	$ 209,302	$ 211,446
Crop Production Services	150,172	162,220	183,955	203,967	204,347	202,195	171,783	161,626	153,967	161,847	178,052	184,999
Livestock Services	41,816	41,160	40,512	40,389	39,705	41,441	42,066	43,901	47,145	49,966	51,946	53,693
Financial Markets & Other Investments	9,754	10,667	8,333	8,952	8,777	6,213	7,905	9,403	8,765	10,329	9,407	10,443
	387,405	380,264	381,215	410,454	418,448	434,244	438,539	428,497	428,877	443,841	448,707	460,581
Operating, general & administration expenses												
Grain Handling	(134,955)	(130,144)	(129,020)	(136,394)	(135,967)	(139,496)	(142,869)	(140,060)	(146,797)	(145,518)	(143,948)	(143,969)
Crop Production Services	(107,930)	(111,241)	(110,533)	(106,893)	(104,825)	(108,012)	(108,765)	(108,392)	(111,846)	(110,316)	(112,128)	(112,143)
Livestock Services	(30,635)	(30,447)	(30,057)	(30,671)	(31,513)	(32,773)	(33,573)	(33,822)	(34,470)	(33,701)	(33,386)	(33,922)
Financial Markets & Other Investments	(3,523)	(2,461)	(1,720)	(2,042)	(2,041)	(1,953)	(1,988)	(3,417)	(4,816)	(5,738)	(5,200)	(5,217)
Corporate Administration	(42,197)	(39,689)	(36,201)	(33,923)	(34,214)	(33,537)	(36,772)	(38,646)	(37,891)	(38,789)	(37,653)	(36,593)
	(319,240)	(313,982)	(307,531)	(309,923)	(308,560)	(315,771)	(323,967)	(324,357)	(335,820)	(334,062)	(332,315)	(331,844)
EBITDA												
Grain Handling	50,708	36,073	19,395	20,752	29,652	44,899	73,916	73,487	72,203	76,181	65,354	67,477
Crop Production Services	42,242	50,979	73,422	97,074	99,522	94,183	63,018	53,234	42,121	51,531	65,924	72,856
Livestock Services	11,181	10,713	10,455	9,718	8,192	8,668	8,493	10,079	12,675	16,265	18,560	19,771
Financial Markets & Other Investments	6,231	8,206	6,613	6,910	6,736	4,260	5,917	5,986	3,949	4,591	4,207	5,226
Corporate Administration	(42,197)	(39,689)	(36,201)	(33,923)	(34,214)	(33,537)	(36,772)	(38,646)	(37,891)	(38,789)	(37,653)	(36,593)
	68,165	66,282	73,684	100,531	109,888	118,473	114,572	104,140	93,057	109,779	116,392	128,737
Depreciation & amortization												
Grain Handling	(36,395)	(36,132)	(35,428)	(35,692)	(34,772)	(33,745)	(32,388)	(32,077)	(31,880)	(31,450)	(31,085)	(29,411)
Crop Production Services	(22,564)	(23,295)	(23,894)	(24,403)	(23,600)	(22,541)	(21,829)	(21,485)	(21,361)	(21,230)	(21,136)	(20,516)
Livestock Services	(3,193)	(3,173)	(3,100)	(3,219)	(3,267)	(3,313)	(3,370)	(3,857)	(4,102)	(4,332)	(4,544)	(4,239)
Financial Markets & Other Investments	(1,361)	(591)	(80)	(80)	(80)	(80)	(61)	(115)	(141)	(170)	(222)	(202)
Corporate Administration	(9,371)	(9,235)	(9,200)	(9,206)	(8,832)	(8,364)	(7,852)	(7,677)	(7,319)	(7,066)	(6,814)	(6,349)
	(72,884)	(72,426)	(71,702)	(72,600)	(70,551)	(68,043)	(65,500)	(65,211)	(64,803)	(64,248)	(63,801)	(60,717)
EBIT												
Grain Handling	14,313	(59)	(16,033)	(14,940)	(5,120)	11,154	41,528	41,410	40,323	44,731	34,269	38,066
Crop Production Services	19,678	27,684	49,528	72,671	75,922	71,642	41,189	31,749	20,760	30,301	44,788	52,340
Livestock Services	7,988	7,540	7,355	6,499	4,925	5,355	5,123	6,222	8,573	11,933	14,016	15,532
Financial Markets & Other Investments	4,870	7,615	6,533	6,830	6,656	4,180	5,856	5,871	3,808	4,421	3,985	5,024
Corporate Administration	(51,568)	(48,924)	(45,401)	(43,129)	(43,046)	(41,901)	(44,624)	(46,323)	(45,210)	(45,855)	(44,467)	(42,942)
	(4,719)	(6,144)	1,982	27,931	39,337	50,430	49,072	38,929	28,254	45,531	52,591	68,020
Gain (loss) on disposal of assets	13,733	3,210	3,774	1,548	653	934	404	(289)	(369)	(590)	210	1,653
Interest & securitization expenses	(45,869)	(48,654)	(51,338)	(53,660)	(55,211)	(54,422)	(53,738)	(52,144)	(50,618)	(50,071)	(49,759)	(49,877)
Earnings from continuing operations, before taxes	(36,855)	(51,588)	(45,582)	(24,181)	(15,221)	(3,058)	(4,262)	(13,504)	(22,733)	(5,130)	3,042	19,796
Discontinued operations, net of tax	(1,644)	(433)	165	12,708	12,452	11,477	11,611	—	—	—	—	—
Income taxes	12,585	14,364	12,561	5,927	4,184	(707)	(824)	3,337	7,421	2,058	(674)	(7,282)
Net earnings (loss)	$ (25,914)	$ (37,657)	$ (32,856)	$ (5,546)	$ 1,415	$ 7,712	$ 6,525	$ (10,167)	$ (15,312)	$ (3,072)	$ 2,368	$ 12,514
Cash flow from operations	$ 4,016	$ 2,129	$ 8,673	$ 48,404	$ 61,238	$ 65,113	$ 56,420	$ 52,297	$ 43,049	$ 60,663	$ 66,961	$ 75,302
Weighted average number of shares	45,280	45,284	45,292	45,299	45,306	45,276	45,276	45,278	45,281	45,321	45,332	45,343
Per Share:												
Earnings (loss)	$ (0.60)	$ (0.86)	$ (0.75)	$ (0.15)	$ 0.01	$ 0.15	$ 0.12	$ (0.25)	$ (0.36)	$ (0.09)	$ 0.03	$ 0.25
Earnings (loss), from continuing operations	$ (0.56)	$ (0.85)	$ (0.75)	$ (0.43)	$ (0.27)	$ (0.11)	$ (0.14)	$ (0.25)	$ (0.36)	$ (0.09)	$ 0.03	$ 0.25
Diluted earnings (loss)	$ (0.60)	$ (0.86)	$ (0.75)	$ (0.15)	$ 0.01	$ 0.15	$ 0.12	$ (0.25)	$ (0.36)	$ (0.09)	$ 0.03	$ 0.25
Diluted earnings (loss), from continuing operations	$ (0.56)	$ (0.85)	$ (0.75)	$ (0.43)	$ (0.27)	$ (0.11)	$ (0.14)	$ (0.25)	$ (0.36)	$ (0.09)	$ 0.03	$ 0.25
Cash flow from operations, per share	$ 0.06	$ 0.02	$ 0.17	$ 1.04	$ 1.33	$ 1.41	$ 1.22	$ 1.13	$ 0.93	$ 1.31	$ 1.45	$ 1.64
Operating Statistics												
Grain shipped (000 tonnes)	7,318	6,782	6,362	7,411	8,190	9,142	10,323	10,007	10,235	10,165	9,723	9,945
Crop protection, crop nutrition and seed sales ($ 000s)	$ 686,894	$ 729,092	$ 785,578	$ 826,825	$ 819,850	$ 828,684	$ 775,704	$ 735,229	$ 748,033	$ 770,079	$ 797,753	$ 815,802
Manufactured livestock feed sold (000 tonnes)	909	893	861	816	806	816	839	885	919	942	966	982
Non-feed gross profit ($ 000s)	$ 3,365	$ 3,415	$ 4,061	$ 4,929	$ 4,738	$ 5,753	$ 5,957	$ 5,930	$ 7,250	$ 8,712	$ 9,006	$ 10,823
Operating Ratios:												
Grain Handling gross profit per tonne	$ 25.37	$ 24.51	$ 23.33	$ 21.20	$ 20.22	$ 20.17	$ 21.00	$ 21.34	$ 21.40	$ 21.81	$ 21.53	$ 21.26
Crop Production Services sales margin (%)	21.9%	22.3%	23.4%	24.7%	24.9%	24.4%	22.2%	22.0%	20.6%	21.0%	22.3%	22.7%
Livestock Services feed margin per tonne	$ 42.30	$ 42.27	$ 42.34	$ 43.46	$ 43.38	$ 43.74	$ 43.04	$ 42.91	$ 43.41	$ 43.79	$ 44.45	$ 43.66

Agricore United
Other Operating Statistics – 2003 to 2005
(in thousands, unless otherwise stated – unaudited)

	2003 Q1	2003 Q2	2003 Q3	2003 Q4	2004 Q1	2004 Q2	2004 Q3	2004 Q4	2005 Q1	2005 Q2	2005 Q3	2005 Q4
As at												
Book value per share	$ 10.51	$ 10.02	$ 10.96	$ 10.77	$ 10.45	$ 10.06	$ 10.96	$ 10.40	$ 9.98	$ 9.87	$ 10.88	$ 10.55
Book value per share (diluted)	$ 9.81	$ 9.44	$ 10.16	$ 10.02	$ 9.77	$ 9.48	$ 10.15	$ 9.73	$ 9.41	$ 9.32	$ 10.09	$ 9.84
Closing Trading Price	$ 4.95	$ 5.28	$ 7.50	$ 8.18	$ 9.55	$ 7.93	$ 8.75	$ 7.64	$ 8.46	$ 8.22	$ 8.80	$ 7.10
Executive Stock Option – Weighted Average Exercise Price	$ 10.15	$ 10.15	$ 10.15	$ 10.16	$ 10.15	$ 9.96	$ 9.97	$ 9.96	$ 9.53	$ 9.53	$ 9.53	$ 9.53
Convertible Securities												
Common shares issued and outstanding	45,286	45,294	45,307	45,310	45,313	45,297	45,307	45,315	45,328	45,337	45,351	45,361
Series "A" Convertible Preferred Shares	1,105	1,105	1,105	1,105	1,105	1,105	1,105	1,105	1,104	1,104	1,104	1,104
9% Convertible unsecured subordinated debentures	14,000	14,000	14,000	14,000	14,000	14,000	14,000	14,000	14,000	14,000	14,000	14,000
Stock Options	609	608	606	603	566	734	733	732	896	894	894	893
Total Convertible Securities	61,000	61,007	61,018	61,018	60,984	61,136	61,145	61,152	61,328	61,335	61,349	61,358
Assets – By Segment												
Grain Handling	808,537	749,410	691,061	819,767	739,772	791,126	717,221	734,522	697,498	737,272	680,244	765,768
Crop Production Services	543,051	709,857	500,798	521,423	556,664	709,891	446,997	451,010	574,178	750,250	436,921	485,972
Livestock Services	117,981	120,923	125,578	124,473	134,995	147,718	142,433	130,887	126,227	125,269	120,812	117,101
Financial Markets & Other Investments	9,481	9,172	10,592	12,629	6,404	6,325	8,221	11,192	7,127	9,535	11,247	15,106
Discontinued Operations	1,577	2,925	845	—	—	—	—	—	—	—	—	—
Corporate Administration	137,157	153,303	97,472	95,209	122,176	125,749	94,626	125,757	108,483	111,585	83,201	93,252
For the quarter ended												
Dividends	$ —	$ —	$ —	$ 2,464	$ 1,359	$ 1,359	$ 1,359	$ 2,464	$ 1,360	$ 1,360	$ 1,360	$ 2,466
Industry Shipments	4,178	3,787	5,527	7,092	6,824	6,837	7,809	7,399	7,158	7,046	6,993	7,650
Grain Market Share	35.5%	40.4%	29.7%	38.9%	33.1%	36.3%	36.1%	33.1%	34.8%	34.2%	34.0%	34.9%
Terminal Handle	475	531	1,133	1,603	1,181	1,102	1,702	1,621	1,381	1,129	1,710	1,671
Terminal Handle as a % of Grain Shipments	32.1%	34.7%	69.1%	58.1%	52.2%	44.4%	60.4%	66.3%	55.5%	46.8%	71.9%	62.7%
For the year-to-date ended												
Dividends	$ —	$ —	$ —	$ 2,464	$ 1,359	$ 2,718	$ 4,077	$ 6,541	$ 1,360	$ 2,720	$ 4,080	$ 6,546
Industry Shipments	4,178	7,965	13,492	20,584	6,824	13,661	21,470	28,869	7,158	14,204	21,197	28,847
Grain Market Share	35.5%	37.8%	34.5%	36.0%	33.1%	34.7%	35.2%	34.7%	34.8%	34.5%	34.3%	34.5%
Terminal Handle	475	1,006	2,139	3,742	1,181	2,283	3,985	5,606	1,381	2,510	4,220	5,891
Terminal Handle as a % of Grain Shipments	32.1%	33.4%	46.0%	50.5%	52.2%	48.1%	52.7%	56.0%	55.5%	51.2%	58.0%	59.2%
For the trailing twelve months ended												
Dividends	$ 4,728	$ 4,728	$ 4,728	$ 2,464	$ 3,823	$ 5,182	$ 6,541	$ 6,541	$ 6,542	$ 6,543	$ 6,544	$ 6,546
Industry Shipments	21,610	20,182	19,291	20,584	23,230	26,280	28,562	28,869	29,203	29,412	28,596	28,847
Grain Market Share	33.9%	33.6%	33.0%	36.0%	35.3%	34.8%	36.1%	34.7%	35.1%	34.6%	34.0%	34.5%
Terminal Handle	3,728	3,256	2,853	3,742	4,448	5,019	5,588	5,606	5,806	5,833	5,841	5,891
Terminal Handle as a % of Grain Shipments	50.9%	48.0%	44.8%	50.5%	54.3%	54.9%	54.1%	56.0%	56.7%	57.4%	60.1%	59.2%

Agricore United™



"**Agricore United** has its "company eyes" fixed on a future that involves knowledge intensive connections to customers, augmenting our existing strong connections."

Brian Hayward, CEO

OFFICERS, DIRECTORS, COMMITTEES & SHAREHOLDERS

OFFICERS

Wayne W. Drul
Chair

Brian Hayward
Chief Executive Officer

Peter G. M. Cox
Chief Financial Officer

Tom Kirk
Corporate Secretary

DIRECTORS

Wayne W. Drul [1*, 5*]
Chair
Oakburn, Manitoba

Jon K. Grant [2, 5, 6*]
First Vice Chair
Peterborough, Ontario

Robert D. Pettinger [1, 3*, 5, 6]
Manitoba Vice Chair
Elgin, Manitoba

Terry V. Youzwa [1, 2*, 5, 6]
Saskatchewan Vice Chair
Nipawin, Saskatchewan

Maurice A. Lemay [1, 3, 5, 7*]
Alberta Vice Chair
Tangent, Alberta

G. Allen Andreas [2]
Decatur, Illinois

Hugh F. Drake [1, 3, 4]
Elkhorn, Manitoba

Brett R. Halstead [1, 4, 7]
Nokomis, Saskatchewan

Alanna L. Koch [1, 2, 6]
Edenwold, Saskatchewan

Donald W. Lunty [1, 3, 4]
Forestburg, Alberta

Jeffrey E. Nielsen [1, 4, 7]
Olds, Alberta

Paul Orsak [1, 3, 7]
Binscarth, Manitoba

Ernest J. Sirski [1, 2, 7]
Dauphin, Manitoba

James M. Wilson [1, 2, 4*]
Darlingford, Manitoba

Committees
1. Agricultural Policy Committee
2. Audit Committee
3. Compensation/Pension Commitee
4. Risk Review Committee
5. Executive Committee
6. Nominating and Governance Committee
7. Member and Community Relations Committee

*Committee Chair

AUDITORS

PricewaterhouseCoopers LLP

BANKS

The Bank of Nova Scotia
HSBC Bank Canada
Rabobank International
Canadian Imperial Bank of Commerce
Société Générale (Canada)
National Bank of Canada
Bank of Montreal
Sumitomo Mitsui Banking Corporation of Canada
Royal Bank of Canada

STOCK EXCHANGE

Toronto Stock Exchange

Stock symbols:
AU.LV – Limited Voting Common Shares
AU.PR.A – Series 'A' convertible preferred shares
AU.DB – 9% convertible unsecured subordinated debentures

TRANSFER AGENT

Computershare Trust Company of Canada

ADDRESS FOR SHAREHOLDER INQUIRIES

Agricore United
CanWest Global Place
201 Portage Avenue
P.O. Box 6600
Winnipeg, Manitoba
Canada R3C 3A7

Shareholder Services Administration:
Telephone: 204-944-3664
Toll Free: 1-800-661-4844
Facsimile: 204-944-5543

Investor Relations:
Telephone: 204-944-5651

www.agricoreunited.com

Incorporated July 20, 1906

ANNUAL MEETING

The annual shareholders' meeting will be held at 9:00 a.m., Wednesday, February 8, 2006 at The Fairmont Hotel Winnipeg, Two Lombard Place, Winnipeg, Manitoba, Canada.

TRADEMARKS

List of trademarks used in this report:
Agricore United™
Agricore United Financial™
Unifeed Financial™
Unifeed™
Proven® Seed
Smart Haul®
Linola™



Agricore United

www.agricoreunited.com

SEC File No. 82-34725

Agricore United™

NOTICE OF 2005 ANNUAL MEETING AND MANAGEMENT PROXY CIRCULAR

Agricore United™

December 21, 2005

Dear Shareholder:

We are pleased to invite you to join our Board of Directors and senior management team at our 2005 Annual Meeting of Shareholders. The meeting will be held on February 8, 2006 at 9:00 a.m. (Winnipeg time) at the Fairmont Winnipeg Hotel, Two Lombard Place, Winnipeg, Manitoba, Canada. The meeting will celebrate 100 years of continuous service to Western Canadian farmers by Agricore United and its heritage companies.

The meeting provides you, as a shareholder, with an opportunity to meet, listen to and ask questions of the people who are responsible for the performance of the Company. The Notice of Annual Meeting and Management Proxy Circular describing the formal business of the meeting and related proxy are enclosed.

Your vote is very important. Whether or not you plan to attend the meeting, you can make your voice heard by completing and sending us your proxy (full details are provided inside).

If you are unable to attend in person, you will be able to view and listen to a webcast of the meeting at www.agricoreunited.com. Prior to the meeting you may also wish to visit our website to view our most recently filed documents.

We look forward to seeing you on February 8, 2006.

Sincerely yours,

Wayne Drul, Chair of the Board	Jon Grant, First Vice-Chair of the Board	Brian Hayward, Chief Executive Officer

TABLE OF CONTENTS

UNITED GRAIN GROWERS LIMITED
operating as AGRICORE UNITED
NOTICE OF ANNUAL MEETING OF SHAREHOLDERS

Notice is hereby given that the annual meeting (the "Meeting") of the holders of Limited Voting Common Shares (the "Limited Voting Common Shares") of UNITED GRAIN GROWERS LIMITED, operating as **AGRICORE UNITED** (the "Company") will be held at the Fairmont Winnipeg Hotel at Two Lombard Place, Winnipeg, Manitoba, Canada on Wednesday, February 8, 2006 at 9:00 a.m. (Winnipeg time) for the following purposes:

1. *to elect one Non-Member Director for a three-year term;*
2. *to elect one Non-Member Director for a one-year term;*
3. *to appoint auditors to hold office until the close of the next annual Shareholders' meeting and authorize the Directors to fix the remuneration of the auditors; and*
4. *to transact such other business as may properly come before the Meeting or any adjournment or postponement thereof.*

The 2005 Annual Report, the 2005 Management Proxy Circular and a form of Proxy accompany this Notice of Annual Meeting.

DATED at Winnipeg, Manitoba, this 21st day of December, 2005.

By order of the Board
TOM KIRK, Corporate Secretary
P.O. Box 6600
201 Portage Avenue
Winnipeg, Manitoba
R3C 3A7

UNITED GRAIN GROWERS LIMITED
operating as AGRICORE UNITED
MANAGEMENT PROXY CIRCULAR
Dated December 21, 2005

Solicitation of Proxies

Who is soliciting the proxies?

This Management Proxy Circular (the "Circular") is furnished in connection with the solicitation of proxies by and on behalf of the management of United Grain Growers Limited, operating as Agricore United (the "Company" or "Agricore United").

Why are the proxies being solicited?

The proxies being solicited will be used at the annual meeting (the "Meeting") of holders ("Shareholders") of Limited Voting Common Shares (the "Limited Voting Common Shares") of the Company to be held at the Fairmont Winnipeg Hotel at Two Lombard Place, Winnipeg, Manitoba, Canada on Wednesday, February 8, 2006 at 9:00 a.m. (Winnipeg time) and at any and all adjournments and postponements thereof.

The Meeting is being held for the purposes set out in the accompanying Notice of Annual Meeting of Shareholders (the "Notice of Meeting"). As a Shareholder you are being asked to vote on **three items:**

(1) the election of Jon K. Grant as a Non-Member Director for a three-year term;
(2) the election of Steven R. Mills as a Non-Member Director for a one-year term; and
(3) the appointment of PricewaterhouseCoopers LLP as auditors and the authorization of the Directors to fix the auditors' remuneration.

The Company's Board and management recommend that you vote FOR all of the foregoing items.

How will the proxies be solicited?

While it is expected that the solicitation will be primarily by mail, proxies may also be solicited by directors, officers or regular employees of the Company personally or by telephone. The cost of solicitation will be borne by the Company.

Date of information in the Circular

The information contained herein is given as at December 21, 2005 except where otherwise noted.

Appointment of Proxy Holders and Revocation of Proxies

Attending the Meeting in Person

If you are a registered Shareholder, your name will appear on your certificate for your Limited Voting Common Shares. Registered Shareholders wishing to attend the Meeting and vote in person should refer to "Voting by Registered Shareholders" on page 5. If you are a non-registered Shareholder, your Limited Voting Common Shares are held by an intermediary such as a bank, trust company, securities broker or other nominee (an "Intermediary") on your behalf. Non-registered Shareholders wishing to attend the Meeting and vote in person should refer to "Voting by Non-Registered Shareholders" on page 6.

Representation at the Meeting by Proxy

Shareholders who wish to be represented by proxy at the Meeting must deposit properly executed proxies with Computershare Trust Company of Canada ("Computershare"), 9th Floor, 100 University Avenue, Toronto, Ontario, M5J 2Y1 (delivery or mail using the enclosed self-addressed envelope) or by fax at 1-866-249-7775, or by telephone at 1-866-732-8683 or over the internet at www.computershare.com/ca/proxy prior to 4:30 p.m. (Toronto time) on Monday, February 6, 2006 or such later date as the Chair may determine. All Limited Voting Common Shares represented by properly executed proxies will be voted for or against or withheld from voting on matters identified in the Notice of Meeting in accordance with the instructions of the Shareholders as specified thereon except as set out below (see "Exercise of Discretion by Proxy Holders").

Completion of the Proxy

A PROXY MUST BE IN WRITING AND MUST BE EXECUTED BY YOU OR BY YOUR ATTORNEY AUTHORIZED IN WRITING OR, IF THE SHAREHOLDER IS A CORPORATION OR OTHER LEGAL ENTITY, BY A DULY AUTHORIZED OFFICER OR ATTORNEY THEREOF. A PROXY MAY ALSO BE COMPLETED OVER THE TELEPHONE OR OVER THE INTERNET.

Alternate Appointment

Signing the proxy form gives authority to Wayne W. Drul or Jon K. Grant, both of whom are directors and officers of the Company, to vote or withhold from voting your Limited Voting Common Shares at the Meeting in accordance with your voting instructions. You have the right to appoint some other person or company of your choice, who need not be a Shareholder, to attend and act on your behalf at the Meeting. IF YOU ARE INTENDING TO VOTE BY TELEPHONE, YOU CANNOT APPOINT A PERSON TO VOTE YOUR SHARES OTHER THAN OUR DIRECTORS OR OFFICERS WHOSE PRINTED NAMES APPEAR ON THE PROXY FORM. If you are intending to vote by telephone but wish to appoint a person other than a director or officer whose printed name appears on the proxy form to vote your Limited Voting Common Shares, you should not vote by telephone; rather you should submit your proxy by mail, fax or over the internet in accordance with the instructions below.

As indicated on the form of proxy, a Shareholder desiring to appoint some other person to represent the Shareholder at the Meeting may do so by inserting such person's name in the blank space provided on that form and delivering or mailing the completed proxy using the enclosed self-addressed envelope to Computershare Trust Company of Canada, 9th Floor, 100 University Avenue, Toronto, Ontario, M5J 2Y1 or by fax at 1-866-249-7775 for receipt prior to 4:30 p.m. (Toronto time) on Tuesday, February 7, 2006 or such later date as the Chair may determine.

IT IS IMPORTANT TO ENSURE THAT ANY OTHER PERSON YOU APPOINT IS ATTENDING THE MEETING AND IS AWARE THAT HIS OR HER APPOINTMENT HAS BEEN MADE TO VOTE YOUR SHARES. PROXYHOLDERS SHOULD, AT THE MEETING, PRESENT THEMSELVES TO A REPRESENTATIVE OF COMPUTERSHARE AT THE TABLE IDENTIFIED AS "REGISTERED SHAREHOLDERS".

Instructions to Non-Registered Shareholders

Non-registered Shareholders will receive these materials either from an Intermediary or from the Company's agent, Computershare.

Materials Sent by Computershare

If you are a non-registered Shareholder and the Company's agent, Computershare, has sent these materials directly to you, your name and address and information about your holdings of securities, have been obtained in accordance with applicable securities regulatory requirements from the Intermediary holding Limited Voting Common Shares on your behalf.

By choosing to send these materials to you directly, the Company (and not the Intermediary holding on your behalf) has assumed responsibility for (i) delivering these materials to you, and (ii) executing your proper voting instructions. Please complete and return the materials in accordance with the instructions provided by Computershare.

Materials Sent by an Intermediary

All non-registered holders of Limited Voting Common Shares who receive these materials through an Intermediary should complete and return the materials in accordance with the instructions provided to them by such Intermediary.

Revocation of a Proxy

A Shareholder giving a proxy may revoke the proxy by instrument in writing executed by the Shareholder or such Shareholder's attorney authorized in writing or, if the Shareholder is a company, by a duly authorized officer or attorney thereof. The instrument revoking the proxy must be deposited (i) with Computershare at the above address at any time up to and including 4:30 p.m. (Toronto time) on Tuesday, February 7, 2006, the last business day preceding the day of the Meeting, (ii) at the registered office of the Company at any time up to and including 4:30 p.m. (Toronto time) on Tuesday, February 7, 2006, the last business day preceding the day of the Meeting, (iii)

with the Chair or the scrutineers of the Meeting prior to commencement of the Meeting on the day of the Meeting, or any adjournments or postponements thereof, or (iv) in any other manner permitted by law, but prior to the exercise of such proxy in respect of any particular matter.

Record Date for Notice of Meeting and Provisions Related to Voting

The Board of Directors of the Company has fixed December 21, 2005 as the record date for the purpose of determining Shareholders entitled to receive the Notice of Meeting. Each Shareholder is entitled to one vote for each Limited Voting Common Share shown as registered in such holder's name on the list of Shareholders prepared as of the close of business on the record date. A person who has acquired Limited Voting Common Shares after the record date who obtains from the vendor of such shares an executed proxy relating to the transferred shares and deposits such proxy with Computershare by mail or fax as provided for herein, prior to 4:30 p.m. (Toronto time) on Tuesday, February 7, 2006 or such later time as the Chair may determine will be entitled to vote such shares at the Meeting.

Voting

Voting By Registered Shareholders

You are a registered shareholder if your name appears on your share certificate.

You can vote your Limited Voting Common Shares by proxy or in person at the Meeting if you are a registered shareholder:

(1) BY PROXY

There are four ways that you can vote by proxy:

(a) By Telephone

Telephone voting is only available to registered Shareholders resident in Canada or the United States. Call 1-866-732-8683 from your touch-tone phone and follow the instructions. You will need your proxy control number located on the lower left side of the enclosed proxy form, your holder account number located on the lower left side of the enclosed proxy form and your proxy access number located on the lower middle of the enclosed proxy form. You do not need to return your proxy form.

(b) Over the Internet

Go to www. computershare.com/ca/proxy and follow the instructions on the screen. You will need your proxy control number located on the lower left side of the enclosed proxy form, your holder account number located on the lower left side of the enclosed proxy form and your proxy

access number located on the lower middle of the enclosed proxy form. You do not need to return your proxy form.

At any time, Computershare may cease to provide telephone and internet proxy voting, in which case Shareholders can elect to vote by mail, by fax or by attending the Meeting in person, as described below.

(c) By Mail

By completing, dating, signing and returning the enclosed proxy form in the self-addressed envelope provided.

(d) By Fax

By completing, dating and signing the enclosed proxy form and forwarding it by fax to 1-866-249-7775. IF YOUR SHARES ARE NOT REGISTERED IN YOUR NAME (E.G. IF THEY ARE HELD THROUGH AN INTERMEDIARY) DO NOT USE THE ABOVE FAX NUMBER AS IT IS RESERVED FOR REGISTERED SHAREHOLDERS. INSTEAD, USE THE FAX NUMBER, IF ANY, PROVIDED BY YOUR INTERMEDIARY OR, IF THE PROXY IS SENT BY COMPUTERSHARE, THE FAX NUMBER PROVIDED BY COMPUTERSHARE.

(2) BY ATTENDING THE MEETING IN PERSON

If you wish to vote in person at the Meeting, do not complete or return the proxy form. You may vote in person at the Meeting.

Voting By Non-Registered Shareholders

You are a non-registered (or beneficial) Shareholder if your Limited Voting Common Shares are held through an Intermediary.

There are two ways that you can vote your Limited Voting Common Shares if you are a non-registered (or beneficial) Shareholder:

(1) BY PROVIDING VOTING INSTRUCTIONS TO YOUR INTERMEDIARY OR THE COMPANY'S AGENT, COMPUTERSHARE.

Your Intermediary or Computershare (if the proxy is sent by the Company's agent, Computershare), is required to seek voting instructions from you in advance of the Meeting. Accordingly, you will receive or have already received either a request for voting instructions or a proxy form for the number of Limited Voting Common Shares you hold.

Request from Intermediary

If you receive the request for voting instructions or a proxy form from your Intermediary, the procedures stipulated by the Intermediary should be carefully followed by non-registered Shareholders to ensure that their Limited Voting

Common Shares are voted at the Meeting. These procedures generally allow voting by telephone, over the internet, by mail or by fax. If you have any questions about these procedures, please contact your Intermediary directly.

Request from Computershare

If you receive the request for voting instructions or a proxy from the Company's agent, Computershare, you should follow the procedures stipulated by Computershare to ensure that your Limited Voting Common Shares are voted at the Meeting. You can vote by telephone, over the internet, by mail or by fax. If you have any questions about these procedures please contact Computershare directly at 1-877-982-8758.

NON-REGISTERED SHAREHOLDERS SHOULD NOT USE THE FAX NUMBER PROVIDED IN SUBSECTION (d) ON PAGE 6 AS THIS NUMBER IS RESERVED FOR REGISTERED SHAREHOLDERS.

(2) BY ATTENDING THE MEETING IN PERSON

If you wish to vote in person at the Meeting, insert your own name in the space provided on the request for voting instructions or proxy form to appoint yourself as proxy holder and follow the instructions of your Intermediary or Computershare (if the proxy is sent by Computershare on behalf of the Company). Do not otherwise complete the remainder of the form as your vote will be taken and counted at the Meeting.

Non-registered Shareholders who appoint themselves as proxy holders should, at the Meeting, present themselves to a representative of Computershare at the table identified as "Beneficial Shareholders".

Exercise of Discretion by Proxy Holders

The Limited Voting Common Shares in respect of which the persons named in the enclosed form of proxy are appointed proxy holder will be voted or withheld from voting in accordance with the instructions of the Shareholder appointing them on any ballot that may be called for and, if the Shareholder specifies a choice with respect to any matter to be acted upon, the Limited Voting Common Shares will be voted accordingly.

In the absence of such direction, such Limited Voting Common Shares will be voted for:

(1) the election of Jon K. Grant to the Company's Board for a three-year term,

(2) the election of Steven R. Mills to the Company's Board for a one-year term,

(3) the appointment of PricewaterhouseCoopers LLP as auditors until the close of the next annual meeting and the authorization of the Directors to fix their remuneration, and

(4) **management proposals generally that may be submitted to a vote at the Meeting or any adjournment or postponement thereof.**

The enclosed form of proxy confers discretionary authority upon the persons named therein with respect to amendments or variations to matters identified in the Notice of Meeting, and with respect to other matters which may properly come before such Meeting. At the date hereof, management of the Company knows of no such amendment, variation, or other matters.

Limited Voting Common Shares and Principal Holders Thereof

The issued and outstanding capital of the Company as at December 21, 2005, consisted of 45,372,620 Limited Voting Common Shares and 1,104,369 Series A Convertible Preferred Shares. The Limited Voting Common Shares are the only class of the Company's shares entitled to be voted at the Meeting.

Unless otherwise indicated, every question coming before the Meeting shall be determined by the majority of votes duly cast on the question.

As at December 21, 2005, to the knowledge of the management of the Company, the only person owning beneficially or exercising control or direction over 10% or more of the outstanding Limited Voting Common Shares was Archer Daniels Midland Company ("ADM") which, through its wholly-owned subsidiary, ADM Agri-Industries Company, beneficially owns 10,618,435 Limited Voting Common Shares, or approximately 23.4% of the issued and outstanding Limited Voting Common Shares. The Company completed an offering of $105 million aggregate principal amount of 9% Convertible Unsecured Subordinated Debentures (the "Debentures") on November 27, 2002. ADM Agri-Industries Company purchased $45 million aggregate principal amount of the Debentures under the offering pursuant to its existing pre-emptive rights described under "Business of the Meeting-Composition of the Board-Agreements with ADM". Assuming conversion of all of the Debentures into Limited Voting Common Shares, ADM would beneficially own approximately 28% of the outstanding Limited Voting Common Shares of the Company.

BUSINESS OF THE MEETING

Election of Directors

The first two items of business at the Meeting are the election of one Non-Member Director for a three-year term and the election of one Non-Member Director for a one-year term. Under its governing legislation, the Company has both Members and Shareholders. Members are farming customers of Agricore United who, through a system of delegate voting, are entitled to elect 12 of the 15 Directors of the Company (the "Member Directors"). These 12 Member Directors must be Members and Shareholders of Agricore United and are elected by delegates representing the Members at an Annual Meeting of Members. The remaining three Directors (the "Non-Member Directors"), who cannot be Members of Agricore United, are elected by Shareholders. Directors are elected for staggered three-year terms. On February 5, 2003, Mr. Jon Grant was elected as a Non-Member Director for a term of office

scheduled to expire at the Meeting. On October 20, 2005, Mr. Paul Mulhollem, a Non-Member Director and representative of ADM and whose term as Director was scheduled to expire at the 2006 Annual Meeting of Shareholders resigned and Steven R. Mills, Group Vice President and Controller of ADM was appointed as a Director to fill the resulting vacancy (see "Composition of the Board-Agreements with ADM" on page 11). On February 9, 2005, Mr. G. Allen Andreas was elected as a Non-Member Director for a term of office scheduled to expire at the 2007 Annual Meeting of Shareholders. As a result of the foregoing, one Non-Member Director is proposed for election at the Meeting for a three-year term and one Non-Member Director is proposed for election at the Meeting for a one-year term. The election of such Directors will be determined by a majority of the votes duly cast.

Set forth below is the name of each of the Non-Member Director nominees proposed for election this year, their respective municipality, province or state and country of residence, principal occupation or employment during the past five years, all positions and offices held with the Company, the number of Limited Voting Common Shares and Series A Convertible Preferred Shares of the Company owned by the nominee or over which control or direction is exercised and, if elected, the length of their proposed term of office.

Name and Municipality, Province or State and Country of Residence	Principal Occupation or Employment *during past 5* years	Positions and Offices Held with Company	Director Since	Number of Limited Voting Common Shares directly or beneficially owned(1)	Number of Series A Convertible Preferred Shares *directly or* beneficially owned(1)	Term of Office would Expire (2)
Jon K. Grant Peterborough, Ontario, Canada	Executive (see Biography of Mr. Grant in Schedule A)	First Vice-Chair & Director	Feb. 5/03	4,499	---	2008
Steven R. Mills, Decatur, IL, USA (3)	Vice President and Controller, ADM (Agribusiness Company)	---	---	1	---	2006

(1) Based upon information provided by the nominees.
(2) The year listed is the financial year of the Company. The proposed directors' term of office will expire at the Annual Meeting of Shareholders of the Company following the end of such financial year.
(3) Nominated pursuant to the Strategic Alliance Agreement with ADM described under "Composition of the Board-Agreements with ADM".

Jon K. Grant

Mr. Grant was elected as a director of the Company at the 2002 Annual Meeting of the Company and currently serves as First Vice-Chair of the Board. He was a board member of the Company from 1993 to 1997.

Mr. Grant is currently the Chairman of CCL Industries Inc. and of Atlas Cold Storage Income Trust. Mr. Grant has served on the boards of many Canadian companies. Mr. Grant is the retired Chairman and CEO of Quaker Oats Company Limited, former Chairman of the Board of Laurentian Bank of Canada, former Chairman of the Board of Scott Paper Limited and former Chairman of the Board of Canada Lands Company Limited, a commercial Federal Crown Corporation. Mr. Grant is an officer of the Order

of Canada. He is also the Chair of the Nature Conservancy of Canada and former Chair of The Ontario Round Table on the Environment and Economy.

Mr. Grant is Honorary Governor and past Chair of the Board of Governors of Trent University. He was Vice-Chair, Board of Governors of the International Development Research Centre (IDRC) and was a Trustee of the World Wildlife Fund (Canada). As well, he has served on the Agricultural Council of Ontario. Mr. Grant is a past Chair of the Food and Consumer Products Manufacturers of Canada.

In 1990, he was honored with the Corporate Humanist Award by the Canadian Federation of the Humanities for his speech titled "The Business of Protecting the Environment" and in the same year was awarded the "Knight of the Golden Pencil Award", the Food Industry's highest award for outstanding service. In 1991, Mr. Grant received an Honorary Doctor of Laws Degree (LL.D.) from Trent University in recognition of his contribution to the environment. He has a working knowledge of French.

Mr. Grant is currently Chair of the Nominating and Governance Committee and currently sits on the Audit and Executive Committees of the Company.

Steven R. Mills

Mr. Mills is a Group Vice President and the Controller of Archer Daniels Midland Company, a global agri-business headquartered in Decatur, Illinois.

Mr. Mills holds a Bachelor of Science in Mathematics (Honours) degree from Illinois College at Jacksonville, Illinois and is a certified public accountant. He was an accountant in the Life Insurance Division of State Farm Insurance Company from 1977 until he joined ADM in 1979. Mr. Mills served in various senior treasury and accounting positions with ADM, became Controller in October of 1994 and a Vice President in 2000. In January 2002 he assumed his current position as Group Vice President and Controller.

Mr. Mills is a member of the American Institute of Certified Public Accountants, the Illinois CPA Society, Financial Executives International, and the Institute of Management Accountants.

Mr. Mills also serves on the Board of Trustees of Illinois College, the Board of Directors of Kirby Hospital, and the Board of Directors of Hickory Point Bank &Trust.

Composition of the Board

The Governing Act

The Company has a unique governance structure created by its incorporating legislation, the *United Grain Growers Act*, Chapter C-59 of the Statutes of Canada, 1992 (the "Governing Act"). The Company's Members, through a system of delegate voting at an Annual Members' Meeting, elect the Member Directors, being 12 of the 15 Directors of the Company from the Membership of the Company. The Non-Member Directors, being the remaining three Directors, are elected by the Shareholders. The

Limited Voting Common Shares are the only class of securities eligible to vote in respect of the election of Non-Member Directors and accordingly represent 100% of the aggregate voting rights in respect of the election of Non-Member Directors. All members of the Board are independent (as defined in the Guidelines (defined under "Corporate Governance Practices-Corporate Governance Guidelines")).

The Chief Executive Officer is an ex officio member of the Board and except for in camera portions of Board meetings held independently of management, attends all Board meetings.

Agreements with ADM

Although ADM does not have the ability to elect a majority of the Directors, ADM currently beneficially owns approximately 23.4% of the outstanding Limited Voting Common Shares and, assuming conversion of all of the Debentures into Limited Voting Common Shares, would beneficially own approximately 28% of the outstanding Limited Voting Common Shares of the Company. The Strategic Alliance Agreement entered into by the Company and ADM on May 29, 1997 was amended in 2001 in connection with the combination of the business operations of the Company and Agricore Cooperative Ltd. which was effective November 1, 2001 (the "Merger"). ADM and the Company entered into an agreement on the effective date of the Merger that prohibited ADM from increasing its shareholdings above 25 percent for three years. This prohibition expired on November 1, 2004. ADM is prohibited from owning more than 45% of the Company's Limited Voting Common Shares, unless it makes a take-over bid to acquire all the Company's Limited Voting Common Shares. ADM has a pre-emptive right to maintain its proportionate shareholding if the Board decides to issue additional Limited Voting Common Shares to raise capital. In such a case, ADM has a first right to buy the shares, subject to the 45% maximum limit, in its shareholding level.

ADM has also agreed that if a third party makes a proposal to acquire the Company or all or substantially all of its assets that has been accepted or recommended by the Board of Directors of the Company, ADM will be required to vote or tender its Limited Voting Common Shares in favour of or into that proposal, unless ADM makes a proposal to the Company that the Board of Directors of the Company has determined is more favourable than the proposal made by the third party. The agreement also provides that ADM will continue to be entitled to nominate two representatives to the Company's Board of Directors, as long as it owns at least 15 percent of the Company, and one nominee if it owns less than 15 percent of the Company but is still the largest single shareholder.

Information Respecting the Board of Directors

Set forth below are the names of the current Member and Non-Member Directors on the Board, their municipalities, province or state and country of residence, their position with the Company, their principal occupations or employment during the past five years, their shareholdings, the year since each Director has continually served as a Director of the Company and the length of his or her remaining term of office. The biographies of the Directors outlining their background and experience may be found in Schedule A.

Name and Municipality, Province or State and Country of Residence	Position and Offices held with the Company	Principal Occupation or Employment during the past 5 years	Limited Voting Common Shares Directly or Beneficially Owned (8)	Series "A" Convertible Preferred Shares Directly or Beneficially Owned (8)	Principal Amount of Debentures Directly or Beneficially Owned (8)	Period(s) as a Director (10)	Term of Office Expires (11)
G. Allen Andreas (2)(9) Decatur, IL, USA	Director	Chairman and Chief Executive, ADM (Agribusiness Company)	1	---	---	since 2002	2007
Hugh F. Drake (3)(5)(7) Elkhorn, MB, CAN	Director	Farmer	10,454	5	$70,000	since 2001	2005
Wayne W. Drul (1)(4)(7) Oakburn, MB, CAN	Chair & Director	Farmer	7,815	218	$2,000	since 1994	2007
Jon K. Grant (1)(2)(4)(9) Peterborough, ON, CAN	First Vice-Chair & Director	Executive	4,499	---	---	1993-1997 and subsequently since 2002	2005
Brett R. Halstead (5)(6)(7) Nokomis, SK, CAN	Director	Farmer	6,390	7	---	since 2002	2005
Alanna L. Koch (2)(4)(7) Edenwold, SK, CAN	Director	Executive and Self-Employed Agricultural Consultant	4,409	---	---	since 2002	2005
Maurice A. Lemay (1)(3)(6)(7) Tangent, AB, CAN	Vice-Chair AB & Director	Farmer	8,862	637	---	since 1994	2006
Donald W. Lunty (3)(5)(7) Forestburg, AB, CAN	Director	Farmer	11,087	---	$10,000	since 2001	2007
Jeffrey E. Nielsen (5)(6)(7) Olds, AB, CAN	Director	Farmer	3,380	43	---	since 2004	2007
Paul Orsak (3)(6)(7) Binscarth, MB, CAN	Director	Farmer	3,450	7	---	since 2003	2006
Robert D. Pettinger (1)(3)(4)(7) Elgin, MB, CAN	Vice-Chair MB & Director	Farmer	8,472	---	---	since 2001	2007
Ernest J. Sirski (2)(6)(7) Dauphin, MB, CAN	Director	Farmer	7,830	1	$20,000	since 1993	2006
James M. Wilson (2)(5)(7) Darlingford, MB, CAN	Director	Farmer	8,651	---	---	since 2001	2006
Terry V. Youzwa (1)(2)(4)(7) Nipawin, SK, CAN	Vice-Chair SK & Director	Farmer	8,469	72	$37,000	since 1990	2005

Notes:

(1) Member of the Executive Committee.
(2) Member of the Audit Committee.
(3) Member of the Compensation and Pension Committee.
(4) Member of the Nominating and Governance Committee.
(5) Member of the Risk Review Committee.
(6) Member of the Member and Community Relations Committee.
(7) Member of the Agricultural Policy Committee.
(8) Based upon information provided by each Director. Mr. Andreas is a representative of ADM and as such holds only one qualifying Limited Voting Common Share in the Company. Limited Voting Common Shares for his fees under the Directors' Share Compensation Plan are issued to ADM Agri-Industries Company, a wholly-owned subsidiary of ADM, the Shareholder he represents. All Directors are required to hold at least one Limited Voting Common Share.
(9) Non-Member Director. Unless otherwise indicated, all other Directors are Member Directors. As a result of Mr. Mulhollem's resignation on October 20, 2005, there is currently a vacancy in respect of one Non-Member Director.
(10) The year listed is the financial year of the Company. The Director was elected at the Annual Members' Meeting or Annual Shareholders' Meeting of the Company following such financial year, as applicable. Messrs. Drake, Lunty, Pettinger and Wilson became Directors in the 2001 financial year as a result of the Merger but had served various terms as Directors of Agricore Cooperative Ltd. prior to the Merger.
(11) The year listed is the financial year of the Company. The Director's term will expire at the Annual Members' Meeting or Annual Shareholders' Meeting of the Company following such financial year, as applicable.

Directorships in other Public Companies and Biographies of Directors

Certain of the Directors serve as directors on boards of other public companies. Mr. Grant serves on the board of Atlas Cold Storage Income Trust and CCL Industries Inc. Mr. Andreas serves on the board of ADM and GRUMA S.A. de C.V.

Biographies of the Directors may be found in Schedule A.

Meeting Attendance

The following tables present information concerning meetings of the Board and Committees of the Board and Director attendance at such meetings for the financial year ended October 31, 2005. The overall 2005 financial year attendance record by Directors at Board meetings was approximately 95% and at Committee meetings was approximately 97%. The Directors meet independently of management on a regular basis and did so at all of its regularly scheduled quarterly board meetings in the 2005 financial year.

Summary of Board and Committee Meetings Held For the financial year ended October 31, 2005	
Board of Directors	9
Agricultural Policy Committee	6
Audit Committee	4
Compensation and Pension Committee	5
Risk Review Committee	4
Executive Committee	2
Nominating and Governance Committee	3
Member and Community Relations Committee	4

Summary of Attendance of Directors
For the financial year ended October 31, 2005

Director	**Board meetings attended**	**Committee meetings attended**
G. Allen Andreas	7 of 9	2 of 4
Hugh F. Drake	9 of 9	15 of 15
Wayne W. Drul	9 of 9	8 of 8[1]
Jon K. Grant	7 of 9	8 of 9
Brett R. Halstead	9 of 9	14 of 14
Alanna L. Koch	9 of 9	13 of 13
Maurice A. Lemay	9 of 9	17 of 17
Donald W. Lunty	9 of 9	15 of 15
Paul B. Mulhollem[2]	7 of 9	4 of 5
Jeffrey E. Nielsen[3]	7 of 7	11 of 11
Paul Orsak	9 of 9	14 of 14
Robert D. Pettinger	9 of 9	15 of 16
Ernest J. Sirski	8 of 9	14 of 14
James M. Wilson	9 of 9	14 of 14
Terry V. Youzwa	9 of 9	15 of 15

Notes:

(1) Mr. Drul's attendance as presented is only in relation to meetings of the Agricultural Policy, Nominating and Governance and Executive Committees of which he is an official member and does not include his attendance at meetings of all other Committees of which is an ex officio member.

(2) Mr. Mulhollem resigned as a Director on October 20, 2005 and his attendance as presented is only in relation to Board meetings and Committee meetings he was eligible to attend up to the time of his resignation.

(3) Mr. Nielsen was elected to the Board in February 2005 and attended all 18 Board and Committee meetings after his election.

Compensation of Directors

Directors of the Company are compensated through the payment of an annual retainer plus other fees payable in cash and through the issuance of Limited Voting Common Shares under the Directors' Share Compensation Plan.

During the 2005 financial year, Directors of the Company were each entitled to an annual fee of $20,000 plus an annual promotion allowance of $300. Directors who also serve as First Vice-Chair or Provincial Vice-Chairs were each entitled to an additional annual fee of $1,500.

All Directors also receive a fee of $1,000 for each meeting of the Board of Directors attended in person and $500 for each meeting attended by conference call. Directors (other than Committee Chairs) receive $500 for each committee meeting attended in person or by conference call. The Chair of each Board Committee receives $1,000 for each meeting attended in person or by conference call. The Directors are also paid a per diem fee of $500 for attending Company-related business functions and $500 for each travel day for any committee meeting attended that is not held in conjunction with a Board meeting. Members of any special Committee of the Board are paid $1,000 for each meeting attended in person or by conference call.

The Directors are required to receive a portion of their compensation through the Directors' Share Compensation Plan (the "DSCP") pursuant to which the Company pays its Directors a minimum of 25% and (at the option of the Director) up to a maximum of 50% of their annual compensation through the issuance from treasury of Limited Voting Common Shares. Directors may opt out of participation in the DSCP once they own (directly or indirectly) at least 7,500 Limited Voting Common Shares.

The Chair of the Board (the "Chair") does not provide full-time services and does not receive Directors' fees on the above basis. The Chair is paid an annual retainer of $142,500 and is reimbursed for out of pocket expenses including travel, meals and accommodations and for maintaining an office in his home.

Excluding the annual compensation of $142,500 and $22,687 for out of pocket expenses paid to the Chair, the directors were paid an aggregate of $680,960 in fees and an aggregate of $248,048 in reimbursement of expenses in respect of the 2005 financial year.

Individual Director Compensation

The following table sets out all compensation paid to Directors, other than the Chair, for the financial year ended October 31, 2005.

Director	Fees $
Ted Allen[(1)]	17,560
G. Allen Andreas[(2)]	27,500
Hugh F. Drake	52,500
Jon K. Grant	36,000
Brett R. Halstead	55,250
Alanna L. Koch	59,500
Maurice A. Lemay	61,250
Donald W. Lunty	50,000
Paul B. Mulhollem[(2)(3)]	27,500
Jeffrey E. Nielsen	30,250
Paul Orsak	43,000
Robert D. Pettinger	61,400
Ernest J. Sirski	45,500
James M. Wilson	54,000
Terry V. Youzwa	59,750

Notes:

(1) Mr. Allen retired from the Board in February 2005 and his fees are for the period November 1, 2004 to February 10, 2005.

(2) Under their employment arrangements with ADM, fees for Messrs. Andreas and Mulhollem were paid to the shareholder they represent and not to them personally.

(3) Mr. Mulhollem resigned as a Director on October 20, 2005.

The Compensation and Pension Committee of the Board reviews, on an annual basis, the compensation of Directors and the Board believes that its compensation policy is consistent with the responsibilities and risks involved in participating as effective Directors.

Directors' and Officers' Insurance

Directors and officers of the Company are indemnified by the Company under the Company's By-laws to the extent permitted by law. The Company has purchased insurance for its Directors and officers. The policy limit of the insurance during the 2005 financial year was $50,000,000 subject to a deductible of $500,000. The aggregate premium for the insurance which is paid by the Company was $345,229 for the 2005 financial year.

Corporate Governance Practices

Corporate Governance Guidelines

Good corporate governance is important to the Company, its Shareholders, Directors, senior management and employees. The Board of Directors and senior management have been closely following the developments in corporate governance requirements and best practices in Canada. As these requirements and practices have evolved, the Company has responded, and intends to continue to respond, in a positive and proactive way.

On June 30, 2005, National Policy 58-201 *Corporate Governance Guidelines* (the "Policy") and National Instrument 58-101 *Disclosure of Corporate Governance Practices* (the "Instrument") came into force. The Policy sets out corporate governance guidelines (the "Guidelines") in a number of areas of best practice and the Instrument requires

public companies to describe certain aspects of their corporate governance practices in relation to the Guidelines in their information circulars.

Other than as limited by its Governing Act, its strategic alliance with ADM and in respect of the identification and nomination of Member Directors, the Company conforms to all of the Guidelines. Under its strategic alliance with ADM, ADM is presently entitled to nominate two Non-Member representatives to the Company's Board of Directors (see "Composition of the Board-Agreements with ADM"). The identification and recommendation for nomination of the other Non-Member Director is the responsibility of the Board upon recommendation of the Nominating and Governance Committee (see "Committees of the Board-Nominating and Governance Committee").

Additionally, as part of the Company's unique heritage, Member Directors are nominated by Members through the delegate voting system at the Annual Members' Meeting independently of influence from the Nominating and Governance Committee, the Board or management except that Member Directors may participate in the nomination process in their capacity as Members. As part of this process, the Nominating and Governance Committee ensures that information is communicated to Members respecting the duties and qualifications of potential Member Directors to assist Members in determining whether they wish to seek nomination. A summary of the Company's approach to certain aspects of corporate governance is stated below. Detailed information respecting the Company's corporate governance practices in relation to the Guidelines is described in Schedule B.

Fundamental Objectives and Duties of the Board

The Board's fundamental objective is to create value for the Shareholders of the Company. The Board's duties and responsibilities are all carried out in a manner consistent with that fundamental objective.

The Board represents, and acts with a view to the best interests of, the Company and of the Shareholders and Membership generally. The Board and its individual Directors do not represent any specific constituency or interest group within the Shareholders or Members of the Company or the communities in which it operates.

The principal duty and responsibility of the Board is its stewardship responsibilities including overseeing the management of the Company. The day-to-day management of the business and affairs is delegated by the Board to the Chief Executive Officer and other executive officers.

Stewardship Responsibilities

The Board's stewardship responsibility is to oversee the conduct of business, to provide leadership and direction to its management, and to set policies. Through the Chief Executive Officer, the Board sets standards of conduct, including the general moral and ethical standards for the conduct of its business as a leading agricultural business.

The Board determines the powers and responsibilities of each Committee of the Board, and reviews the authority and mandate of each Committee as it deems appropriate.

Committees of the Board

The standing Committees of the Board during the 2005 financial year were the Executive Committee; Nominating and Governance Committee; Agricultural Policy Committee; Audit Committee; Compensation and Pension Committee; Risk Review Committee; and Member and Community Relations Committee.

No Committee of the Board has autonomous authority and all must seek Board approval prior to the implementation of any proposed action or recommendation.

All Committees of the Board are comprised of independent, non-management Directors. The Chair is an *ex officio* member of all committees of which he or she is not otherwise a member by the General By-law or appointment of the Board. Each of the committees has adopted a written mandate. The full mandates of the Board committees can be found on the Company's website at www.agricoreunited.com under the heading "Director Information". The Board reviews its mandate and the mandates of the Board Committees on a regular basis to determine what refinements, if any, are required to align the mandates with appropriate corporate governance practices.

Subsequent to the end of the 2005 financial year, the Board determined that it would reorganize its Committee structure to consist of only the Audit, Compensation and Pension, Nominating and Governance and Risk Review Committees.

The roles and responsibilities of the standing committees in effect during the 2005 financial year are summarized as follows:

Executive Committee

The Executive Committee is comprised of the Chair of the Board as well as the First Vice-Chair and three Provincial Vice-Chairs.

The Executive Committee meets and acts on an as required basis respecting urgent matters on behalf of the Board of Directors between Directors' meetings.

Audit Committee

The Audit Committee consists of four Member Directors and two Non-Member Directors. All are independent from Agricore United's management. The Audit Committee's terms of reference are defined in a written charter established by the Board of Directors. The charter was established in 1994 and is revised periodically as required, most recently in June 2005. The Audit Committee meets at least quarterly to discharge its responsibilities.

The Audit Committee has direct responsibility for and communication with the internal and external auditors and meets *in camera* at least quarterly with the auditors and management to discuss and review appropriate matters. The Audit Committee's responsibilities include reviewing interim and annual financial statements, Management's Discussion and Analysis, financial press releases and financial information within any other published document and recommending to the Board their

approval of public disclosure. During its review, the Audit Committee discusses the financial information and accounting principles with management and the auditors.

Other Audit Committee responsibilities include overseeing and monitoring of: the quality of internal controls and management information systems; changes in accounting policy; the Company's Code of Business Conduct; and Conflict of Interest policies and programs. The Audit Committee also receives reports from management regarding internal disclosure procedures and controls and the certification by the Chief Executive Officer and Chief Financial Officer of interim and annual financial statements.

Effective February 2005, the Audit Committee became responsible for the receipt, retention, and treatment of complaints received by the Company regarding accounting, internal accounting controls, or auditing matters, and the confidential anonymous submission by employees of the Company of concerns, if any, regarding questionable accounting or auditing matters.

For a copy of the Audit Committee's charter and other disclosure relating to the Audit Committee, including with respect to its composition, the relevant education and experience of its members and the other information required pursuant to Multilateral Instrument 52-110 - *Audit Committees,* please refer to the Company's Annual Information Form for the year ended October 31, 2005 under the heading "Audit Committee Information", which can be obtained from the Company upon request to its Corporate Secretary or by accessing the SEDAR website at www.sedar.com.

Compensation and Pension Committee

The Compensation and Pension Committee is comprised of five Member Directors and, until the resignation of Mr. Mulhollem on October 20, 2005, one Non-Member Director.

The Compensation and Pension Committee's purpose is to act in an advisory capacity to the Board of Directors with regard to all employee compensation, benefits and pension matters. In fulfilling this purpose, the Compensation and Pension Committee is mindful of the Company's need to recruit, retain and motivate employees and to compensate employees on a pay-for-performance basis. This purpose is fulfilled by ensuring the integrity of compensation, benefits and pension strategies, consistent with other Company objectives and compliance with regulatory requirements.

Nominating and Governance Committee

The Nominating and Governance Committee is comprised of four Member Directors and one Non-Member Director. All are independent from the Company's management. The Nominating and Governance Committee develops the Company's approach to governance issues in general and is responsible for establishing the processes for assessing the effectiveness of the Board as a whole, the Committees of the Board, and each individual Director.

The Nominating and Governance Committee identifies, recruits, nominates, endorses and recommends appointment of new Non-Member Directors, other than the ADM

nominees, is responsible for identifying and communicating to its Members, delegates and other stakeholders the roles and responsibilities, skill sets and attributes of potential Member Directors of the Company to assist Members in determining whether they wish to seek nomination as Member Directors and ensures orientation programs are in place for all new Directors and education programs are available to all Directors.

Risk Review Committee

The Risk Review Committee is comprised of five Member Directors. The Risk Review Committee is responsible for ensuring that management has identified the principal risks of the Company's business and that appropriate systems are in place to manage risks.

In carrying out its responsibilities, the Risk Review Committee annually reviews the "principal" risks to the Company and verifies that management has implemented appropriate techniques to manage risks, ensures that the risk identification and management process is consistent with the Company's strategic and business plans, and confirms that applied risk management processes are consistent with regulation/legislation and with documented "best practices" for similar organizations.

Agricultural Policy Committee

The Agricultural Policy Committee is comprised of all Member Directors of the Board. The purpose of the Agricultural Policy Committee is to advance and promote the interests of Agricore United's customers in agricultural policy areas that are in alignment with and in the best interests of the Company and its Shareholders and advise management on related issues. The Agricultural Policy Committee is guided by the advice of the Company's Members expressed in resolutions passed at the Annual Members' Meetings.

Member and Community Relations Committee

The Member and Community Relations Committee is comprised of five Member Directors.

The Member and Community Relations Committee's purpose is to oversee the Company's policies related to corporate giving, donations to industry and trade organizations and Member scholarships; and to seek ways and means to enhance the vital advisory role of Members and Delegates in the Company's activities.

Board Approval of Management Action

Management of the Company has limited authority. Management requires prior Board approval in respect of capital expenditures in excess of $1,500,000 and annual operating budgets.

The Board develops with management the corporate objectives which the Chief Executive Officer and management are responsible for meeting and reviews such objectives on an ongoing basis. In addition, the Directors participate with management

in strategic planning meetings to review and consider performance targets and objectives.

Board Effectiveness and Evaluation

The size of the Board is determined by the Governing Act and cannot be changed without prior approval by the holders of at least 75% of the issued and outstanding Limited Voting Common Shares and, after such approval, a petition to the Parliament of Canada for an amendment to the Governing Act by Parliament.

The Nominating and Governance Committee of the Board is responsible for assessment of Board, Committee and Director performance.

During the 2005 financial year, the Board conducted a formal Board and Committee evaluation and engaged a professional consultant to facilitate a formal individual Director peer assessment. The peer assessment required each Director to assess the performance of himself or herself and each other Director by way of a detailed questionnaire and assessment form. The results for an individual Director were provided to the applicable Director and the Chair and First Vice-Chair who provided feedback to that Director on the assessment results. Directors on the Nominating and Governance Committee provided feedback to the Chair and First Vice-Chair on their respective assessments.

The Board and Committee assessment process also included completion of a detailed questionnaire and a written report to the Nominating and Governance Committee and the Board in September 2005.

The Board is committed to continuing the evaluation process and implementing training and development programs for the Directors to enhance its overall effectiveness. The orientation program for new Directors and the education program for all Directors are described below.

Director Orientation and Education

The Board has a formal comprehensive orientation program for new Directors. The program includes meetings with the Chair and Vice-Chair of the Board and the Chair of each Committee of the Board to receive an overview of Board functions, roles, responsibilities and expectations. Each new Director also meets with the Corporate Secretary and the Vice President Corporate Affairs and General Counsel who provide an overview of the duties and responsibilities of a director of a public company, including a description of the duties of Directors, corporate governance and potential statutory liabilities. New Directors also meet with the Chief Executive Officer and Chief Financial Officer and the Vice Presidents of the operating divisions to receive an overview of the Company's operations and finances as well as each division and its operations, staff and facilities. Meetings are held as well with the Vice President Corporate Finance and Investor Relations and the Director Corporate Audit Services who provide an overview of the Company's financial reporting structure and internal control systems.

The Company has a formal comprehensive Director education program. The purpose of the program is to provide education, training and development and experience for Company Directors, both individually and collectively, with the goal of enabling Directors to better and more effectively fulfill their responsibilities as Directors of the Company. The program includes both external education through professional director development programs, seminars and conferences, membership in the Institute of Corporate Directors and internal education by Company employees through special seminars developed for the entire Board on specific areas of education.

External Advice for the Board

In certain circumstances it may be appropriate for an individual Director to engage an outside professional advisor at the expense of the Company. The engagement of the outside advisor would be subject to the approval of the Board acting in discharge of its duties to manage corporate governance matters.

Indebtedness of Directors, Executive Officers and Employees

During the 2005 financial year and as of the date of this Circular, there was no indebtedness owing to the Company or any of its subsidiaries by any officer, Director, employee or former officer, Director or employee of the Company or any of its subsidiaries, by any proposed nominees for Non-Member Directors of the Company, or by any associate of any such person nor was any indebtedness of any such person the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding by the Company or any of its subsidiaries, other than routine indebtedness.

Interest of Directors, Officers, Principal Shareholders and Others in Material Transactions

The management of the Company is not aware of any material interest, direct or indirect, of any Director or executive officer of the Company, any Shareholder owning more than 10% of the issued and outstanding Limited Voting Common Shares, any Director or executive officer of such Shareholder or any subsidiary of the Company, the proposed nominees for election as Non-Member Directors of the Company, or any associate or affiliate of any such person in any transaction since November 1, 2004 or in any proposed transaction which in either case has materially affected or will materially affect the Company or its subsidiaries.

Appointment and Remuneration of Auditors

The third item of business at the Meeting is the appointment and remuneration of the Company's auditors. The auditors of the Company are PricewaterhouseCoopers LLP, Chartered Accountants. Unless such authority is withheld, the persons named in the accompanying proxy intend to vote for the appointment of PricewaterhouseCoopers LLP as auditors of the Company to hold office until the close of the next Annual Meeting of Shareholders and for the authorization of the Directors to fix the remuneration of such auditors. PricewaterhouseCoopers LLP or its predecessors were first appointed as auditors of the Company on September 1, 1928. A resolution appointing the auditors

and authorizing the Directors to fix such remuneration must be passed by a majority of the votes cast by the Shareholders represented in person or by proxy at the Meeting.

For the financial years ended October 31, 2005 and October 31, 2004, PricewaterhouseCoopers LLP received the following fees:

	Financial year ended October 31,	
	2005 $	2004 $
Audit Fees	465,000	444,000
Audit Related Fees	119,000	92,000
Tax Fees	37,000	8,000
All Other Fees	34,000	15,000

PricewaterhouseCoopers LLP provided the following audit services in the 2005 and 2004 financial years: (i) audit of the annual consolidated financial statements of the Company for the financial years ended October 31, in each such financial year; and (ii) review of the interim financial statements of the Company included in the quarterly reports for the periods ended January 31, April 30 and July 31, in each such financial year.

PricewaterhouseCoopers LLP provided the following audit related services in the 2005 and 2004 financial years: (i) expert opinions in support of audit procedures such as evaluation of management's assessment of impairment of goodwill and other intangible assets; and (ii) special reports to third parties; (iii) audit of the financial statements of Cascadia Terminal (which is 50% owned by the Company) for the year ended August 31, 2005 and the financial statements of XCAN Far East Ltd. (which is 100% owned by the Company) for the year ended October 31, 2005; (iv) expert opinions on the adoption of various accounting policies; and (v) expert opinions in support of audit procedures.

PricewaterhouseCoopers LLP provided the following tax related services in the 2005 and 2004 financial years: (i) tax compliance reviews; (ii) tax planning; and (iii) review opinions on exposure or liability with respect to specific transactions.

PricewaterhouseCoopers LLP also provided services respecting certain aspects of the Company's business and operations that were not subject to audit procedures in the 2005 and 2004 financial years, including: the provision of operational audits (ISO/HACCP).

All non audit services provided by PricewaterhouseCoopers LLP were in accordance with the independence rules of the Canadian Institute of Chartered Accountants.

Approval Policy for External Auditor Services

The Audit Committee reviews and recommends to the Board the external auditors to be nominated for appointment at the Annual Meeting of Shareholders. In addition, the Audit Committee recommends to the Board the basis and amount of the external auditors' fees to conduct the external audit and associated services.

The Audit Committee ensures the independence of its auditors on an on-going basis including pre-approval of engagements for services of its external auditors. The Audit Committee meets with the external auditors and management to review and approve the scope and audit plan prior to commencement of the audit for each current financial year.

The Audit Committee has adopted a formal policy regarding the pre-approval of all non-audit services to be provided by the external auditor prior to commencement of the engagement, subject to the following:

- between regularly scheduled Audit Committee meetings or in the absence of a special meeting convened by the Chair of the Audit Committee, the Audit Committee has delegated to the Chair of the Audit Committee the authority to pre-approve individual non-audit service engagements with an expected cost of up to $50,000 subject to reporting to the Audit Committee, at its next scheduled meeting, all engagements where such pre-approval was granted; and

- the Audit Committee has delegated to management the authority to engage tax services with an expected cost of up to $50,000 in aggregate without pre-approval of the Audit Committee or Chair of the Audit Committee as applicable.

Management and the external auditors are required to report quarterly to the Audit Committee on all services provided by the auditors and fees paid or accrued for in the financial year to date. All fees paid to the external auditors for 2005 and 2004 were approved in accordance with these policies.

The Company has established a policy regarding the hiring of current or former employees of the external audit firm. This policy permits the Company to hire current and former employees of the external audit firm so long as the external auditor's independence is maintained, conflicts of interest do not exist and the hiring is properly approved.

The policy stipulates that certain employees of the external audit firm, depending on their position and role in the audit of the Company's financial statements, may be employed in financial management with the Company only after a period of one or two years following their participation in the audit.

Employment in financial management positions by the Company of certain former employees of the external audit firm requires pre-approval by the Chief Executive Officer and Chief Financial Officer.

Management provides an annual report to the Audit Committee identifying any former employees of the external audit firm who have been employed by the Company during the year and confirmation that external auditor independence has not been compromised.

EXECUTIVE COMPENSATION

The following tables set forth information concerning the annual and long-term compensation earned for services rendered during each of the last three financial years by the Chief Executive Officer and Chief Financial Officer of the Company and each of the other four (4) most highly compensated executive officers of the Company (the "named executive officers"), including grants of stock options to the named executive officers under the Company's Executive Stock Option Plan, details of all exercises of options by named executive officers of the Company during the 2005 financial year and the financial year-end number and value of unexercised options on an aggregate basis.

Summary Compensation Table

Name and Principal Position (1)	Financial Year	Annual Compensation			Long-Term Compensation	All Other Compensation ($)(6)
		Salary ($)	Bonus ($)(2)	Other Annual Compensation ($)(3)	Securities under Options (#)(4)(5)	
Brian Hayward, Chief Executive Officer	2005	756,330	14,139		50,000	75,633
	2004	737,779	---	---	50,000	73,779
	2003	625,000	125,000	---	---	30,228
Peter G. M. Cox, Chief Financial Officer	2005	413,870	8,663		20,000	41,387
	2004	400,538	---	---	20,000	40,054
	2003	275,000	55,000	---	---	13,300
Ron Enns, Senior Vice President	2005	373,732	11,436		10,000	37,732
	2004	340,520	---	---	10,000	34,052
	2003	265,000	53,000	---	---	12,816
Brad Vannan, Vice President Merchandising & Transportation Logistics	2005	352,063	13,069		10,000	35,206
	2004	340,520	---	---	10,000	34,052
	2003	265,000	53,000	---	---	12,816
Bill McGill, Vice President Livestock Services	2005	348,708	8,168		10,000	34,871
	2004	340,520	---	---	10,000	34,052
	2003	265,000	53,000	---	---	12,816
Harold Schmaltz, Vice President Crop Production Services	2005	348,708	8,168		10,000	34,871
	2004	340,520	---	---	10,000	34,052
	2003	265,000	53,000	---	---	12,816

Notes:

(1) While disclosure in this table under applicable legislation is required for the Chief Executive Officer ("CEO") and Chief Financial Officer ("CFO") and each of the other three most highly compensated executive officers, disclosure is provided for the CEO and CFO and four other most highly compensated executive officers because two of those other executive officers received the same amounts of salary, bonus and options in the most recently completed financial year.

(2) The amounts in this column for 2005 are payments to the named executive officers under the Incentive Payment Plan (see "Material Features of Non-Equity Compensation Plans-Incentive Payment Plan" on page 34).

(3) Other annual compensation to each of the named executive officers in each of the financial years shown did not exceed $50,000 and 10% of such named executive officer's aggregate salary and bonus for such financial year.

(4) *2003:* There were no options granted relating to the financial year ended October 31, 2003. *2004:* Options were granted on March 18, 2004. These options vest as to 1/5th per year on each of March 18, 2004, March 18, 2005, March 18, 2006, March 18, 2007 and March 18, 2008. *2005:* Options were granted on November 1, 2004. These options vest as to 1/5th per year on November 1, 2004, November 1, 2005, November 1, 2006, November 1, 2007 and November 1, 2008.

(5) In its 2004 Management Proxy Circular, the Company included a column in the Summary Compensation Table (the "2004 Table") under the heading Long-Term Compensation disclosing Restricted Stock Units ("RSUs") which had been notionally set aside for the named executive officers identified in the 2004 Table (the "2004 Named Executive Officers"). The amounts disclosed in the column under RSUs in the 2004 Table represented the notional value for the RSUs which had been notionally set aside for the 2004 Named Executive Officers. The implementation of a

plan whereby such RSUs would have been granted to the 2004 Named Executive Officers was subject to the receipt of a favourable tax ruling from Canada Revenue Agency ("CRA").

A tax ruling from Canada Revenue Agency was not obtained until July 13, 2005. As a result of that ruling, the Board determined:

(a) any RSUs notionally set aside for executives of the Company in the 2004 financial year of the Company would be cancelled; and

(b) a plan consistent with the tax ruling from CRA and under which RSUs would be granted would only become effective November 1, 2005.

As a result, there were no RSUs granted in respect of the 2004 financial year or the 2005 financial year and the information for RSUs notionally set aside and their notional value for the 2004 financial year has been deleted from the Summary Compensation Table.

(6) The amounts in this column for the 2003 and 2004 financial years are the annual contributions by the Company to the named executive officers' defined contribution plan and/or supplementary retirement plan. The supplementary retirement plan for executives was discontinued in the 2004 financial year and amounts in this column for 2005 are the annual contributions by the Company to the named executive officers' defined contribution plan and a cash amount in lieu of the contributions to a supplementary retirement plan.

Options Grants During the Financial Year Ended October 31, 2005

Name	Securities, Under Options (#)(1) (2)	Percent of Total Options Granted to Employees in Financial Year	Exercise Price ($/Security)	Market Value of Securities Underlying Options on the Date of Grant ($/Security)	Expiration Date
Brian Hayward, Chief Executive Officer	50,000	30	7.64	7.64	November 1, 2014
Peter G. M. Cox, Chief Financial Officer	20,000	12	7.64	7.64	November 1, 2014
Ron Enns, Senior Vice President	10,000	6	7.64	7.64	November 1, 2014
Brad Vannan, Vice President Merchandising & Transportation Logistics	10,000	6	7.64	7.64	November 1, 2014
Bill McGill, Vice President Livestock Services	10,000	6	7.64	7.64	November 1, 2014
Harold Schmaltz, Vice President Crop Production Services	10,000	6	7.64	7.64	November 1, 2014

Notes:

(1) The securities underlying the options are Limited Voting Common Shares of the Company.

(2) The options granted vest as to 1/5th per year on each of November 1, 2004, November 1, 2005, November 1, 2006, November 1, 2007 and November 1, 2008. Other material terms of the options are described under "Material Features of Equity Compensation Plans-Executive Stock Option Plan" on page 32.

Aggregated Option Exercises and Year End Option Values for the Financial Year Ended October 31, 2005

Name	Securities Acquired on Exercise (#)	Aggregate Value Realized ($)	Unexercised Options at Financial Year-End (#) (Exercisable/ Unexercisable)	Value of In-the-Money Options at Financial Year-End (1) ($) (Exercisable/ Unexercisable)
Brian Hayward, Chief Executive Officer	---	---	135,951/82,886	---
Peter G. M. Cox, Chief Financial Officer	---	---	54,841/32,252	---
Ron Enns, Senior Vice President	---	---	41,164/18,098	---
Brad Vannan, Vice President Merchandising & Transportation Logistics	---	---	33,392/18,098	---
Bill McGill, Vice President Livestock Services	---	---	37,097/18,098	---
Harold Schmaltz, Vice President Crop Production Services	---	---	22,392/18,098	---

Notes:

(1) "In-the-Money" is determined by the market value of underlying securities at financial year end minus the exercise price. Market value is based on the closing price of the Limited Voting Common Shares on the Toronto Stock Exchange ("TSX") on October 31, 2005 of $7.10.

Named Executive Officers Employment Arrangements

Employment Agreements

Each of the named executive officers has a written employment contract. The employment contract outlines the general terms of the named executive officer's employment with the Company including:

- position with the Company;
- base salary;
- entitlement to participate in the Incentive Payment Plan;
- entitlement to participate in the Executive Stock Option Plan and the Restricted Stock Unit Plan effective November 1, 2005;
- stock ownership guidelines; and
- benefit entitlements.

The base salary, payments under the Incentive Payment Plan and options granted under the Executive Stock Option Plan to the named executive officers are set out in the Summary Compensation Table on page 24. Details of the Executive Stock Option Plan are set out under "Material Features of Equity Compensation Plans-Executive Stock Option Plan" on page 32. Details of the Restricted Stock Unit Plan and Incentive Payment Plan are set out under "Material Features of Non-Equity Compensation Plans" on pages 33 and 34, respectively.

Subject to the named executive officers being eligible to participate in the Incentive Payment Plan, Executive Stock Option Plan and Restricted Stock Unit Plan, they are generally subject to the same employment policies that affect all employees of the Company.

Required Share Ownership Level

Each of the named executive officers is required to own a minimum number of Limited Voting Common Shares. In the case of the Chief Executive Officer, the level is set at 185,000 Limited Voting Common Shares, in the case of the Chief Financial Officer, at 60,450 Limited Voting Common Shares, in the case of the Senior Vice President, at 60,000 Limited Voting Common Shares and in the case of all other named executive officers at 51,300 Limited Voting Common Shares. Named executive officers are expected to achieve their respective share ownership levels by the end of the 2011 financial year.

As a term of employment, participants under the Incentive Payment Plan or Restricted Stock Unit Plan who are paid any amount under either of such plans at a time when the participant's share ownership level is not met, are required, within a period of six months from the date of receiving an amount under the Incentive Payment Plan or Restricted Stock Unit Plan, to use the after tax amount to acquire Limited Voting Common Shares on the TSX. The Company reimburses the participant for any brokerage fees or commissions incurred by the participant to acquire such Limited Voting Common Shares.

In addition, as a term of employment, named executive officers who exercise options under the Executive Stock Option Plan at a time when their respective share ownership level is not met and sell any Limited Voting Common Shares issued as a result of exercising such options are required to use the after tax gain from the sale of any such Limited Voting Common Shares to acquire Limited Voting Common Shares on the TSX.

Company Pension Plans

Defined Contribution Pension Plan

The Company's Defined Benefit Pension Plan was converted to a Defined Contribution Pension Plan effective January 1, 1999. The Defined Contribution Pension Plan provides pension arrangements under which the contribution rates of the employer and employee are specified in advance and the benefits to be received by the plan member are calculated based on the total of the accumulated contributions and the investment returns on the accumulated contributions at the date of retirement or termination.

The pension benefit that employees had earned up to and including December 31, 1998 under the Defined Benefit Pension Plan was automatically vested and locked-in for employees who were still actively employed by the Company on January 1, 1999. Each employee was given the option to either retain the benefit earned to the end of 1998 as a monthly pension payable at retirement or to convert it to a lump sum amount. If he or she chose to convert to a lump sum amount, this amount, plus interest to the date of transfer, was transferred to his or her account under the Defined Contribution Pension Plan, to be invested as he or she directs along with all other funds contributed to the employee's account.

A Defined Benefit Pension Plan remains in place for retirees and a finite group of members who did not elect to convert to the Defined Contribution Pension Plan. None

of the named executive officers participate in the Company's Defined Benefit Pension Plan.

All of the named executive officers participate in the Defined Contribution Pension Plan.

Agricore Defined Benefit Pension Plans

Although none of the named executive officers participates in or are members of the Company's Defined Benefit Pension Plan, one of the named executive officers is a member of two defined benefit plans (the "Agricore DB Plan" and the "Agricore Senior Officers DB Plan" respectively) of Agricore Cooperative Ltd. ("Agricore") which was a subsidiary of the Company until Agricore was wound up on November 1, 2003.

The Agricore DB Plan provides for pensions at normal retirement dates based upon final average earnings to a maximum, for 2005, of $128,964. This maximum amount is subject to change every calendar year in accordance with the Yearly Maximum Pensionable Earnings determined under the terms of such retirement plan and CRA maximum pension benefit rules. The normal retirement date is age 65 and final average is based upon 1/60th of total earnings in the 60 month period in which such participant's earnings were highest in the 120 months of employment preceding retirement date or date of employment termination.

Remuneration	**YEARS OF SERVICES**				
	15	20	25	30	35
$128,964	$30,000	$40,000	$50,000	$60,000	$70,000

The table above reflects the annual benefits payable under the Agricore DB Plan to employees of the Company who remain participants in that plan for the various earnings/service combinations shown. This table applies to employees 60 years of age and over. The benefits do not include payments from the Canada Pension Plan or Old Age Security and such payments are not deducted from the pension benefit payments.

No further contributions are being made by the Company or the named executive officer who is a member of the Agricore DB Plan to the Agricore DB Plan. Such named executive officer has reached the maximum pensionable salary level set out above and upon retirement will be entitled to the maximum annual benefit under the Agricore DB Plan as set out in the table above based on years of service.

The Agricore Senior Officers DB Plan provides for pensions at normal retirement date based upon final average earnings to a maximum, for 2005, of $100,000. This maximum amount is subject to change every calendar year in accordance with the CRA maximum pension benefit rules. Normal retirement date is age 65 and final average is based upon 1/36th of total earnings in the 36 consecutive months in which such member's earnings were the highest in the last 120 months of credited service preceding retirement date or date of employment termination.

Remuneration	**YEARS OF SERVICES**				
	15	20	25	30	35
$100,000	$30,000	$40,000	$50,000	$60,000	$70,000

The table above reflects the annual benefits payable under the Agricore Senior Officers DB Plan to participants in that plan for the various earnings/service combinations shown. This table applies to employees 62 years of age and over. The benefits do not include payments from the Canada Pension Plan or Old Age Security and such payments are not deducted from the pension benefit payments.

No further contributions are being made by the Company or named executive officer to the Agricore Senior Officers DB Plan. Such named executive officer has reached the maximum pensionable salary level set out above and upon retirement will be entitled to the maximum annual benefit under the Agricore Senior Officers DB Plan as set out in the table above based on years of credited service.

Equity Compensation Plan Information

The following table provides information covering the Company's equity compensation plans. Information is provided as of the date of this Management Proxy Circular.

Plan Category	(a) Number of securities to be issued upon exercise of outstanding options, warrants and rights (#)	(b) Weighted-average exercise price of outstanding options, warrants and rights ($)	(c) Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column(a)) (#)
Equity compensation plans approved by security holders (Directors' Share Compensation Plan and Executive Stock Option Plan)	1,057,586 (2)	9.53 (2)	267,244 (3)
Equity compensation plans not approved by security holders (Employee Share Purchase Plan) (1)	N.A. (4)	N.A. (4)	505,939
Total	1,057,586		773,183

Notes:

(1) The Employee Share Purchase Plan text was not approved by Shareholders but the number of Limited Voting Shares reserved for issuance under that plan was approved by Shareholders in November 1997.

(2) The numbers refer to Limited Voting Common Shares to be issued and the weighted average exercise price of outstanding options under the Executive Stock Option Plan only. There is no specified number of Limited Voting Common Shares to be issued or weighted average exercise price under the Directors' Share Compensation Plan. See "Material Features of Equity Compensation Plans-Directors' Share Compensation Plan" on page 29.

(3) The number refers to the aggregate of the securities remaining available for issuance under the Executive Stock Option Plan (178,047) and the Directors' Share Compensation Plan (89,197).

(4) There is no specified number of securities to be issued or weighted average exercise price under the Employee Share Purchase Plan. See "Material Features of Equity Compensation Plans-Employee Share Purchase Plan" on page 30.

Material Features of Equity Compensation Plans

Directors' Share Compensation Plan

The Company has established a Directors' Share Compensation Plan (the "DSCP") pursuant to which the Directors are required to receive a minimum of 25% and (at the option of the Director) a maximum of 50% of their annual compensation through the issuance from treasury of Limited Voting Common Shares. The balance of the Director's annual compensation is paid in cash. Only the Directors of the Company (all

of whom are insiders) are eligible to participate in the DSCP and participation is not assignable.

The DSCP is not an options, warrants or rights plan. The Plan provides that each financial quarter, the aggregate fees to which the Director is entitled in respect of the immediately preceding financial quarter will be determined and the Director will be issued a number of Limited Voting Common Shares based on the percentage of annual compensation that the Director has specified divided by the closing price of the Limited Voting Common Shares on the TSX on the trading day at the end of the immediately preceding financial quarter.

The Plan was designed to recognize the valuable service provided to the Company by its Directors, to increase the economic interest of the Directors in the Company and thereby to further align the interests of the Company's Directors with those of its Shareholders. The Plan does not increase the aggregate amount of the compensation payable to Directors of the Company but only provides that a portion of such compensation be paid by the issuance of Limited Voting Common Shares. The maximum number of Limited Voting Common Shares which may be reserved for issue to any one person under the DSCP must not exceed 5% of the outstanding Limited Voting Common Shares (on a non-diluted basis). A Director may opt out of the DSCP once he or she owns (directly or indirectly) at least 7,500 Limited Voting Common Shares. A Director is not eligible to participate in the DSCP upon ceasing to be a Director. Currently, 110,803 Limited Voting Common Shares (0.24% of the Company's currently outstanding capital) have been issued under the DSCP and 89,197 Limited Voting Common Shares are reserved and available for issuance under the DSCP (0.20% of the Company's currently outstanding capital).

Subject to any required Shareholder and regulatory approval, the Directors may amend the DSCP. The DSCP was amended during the 2005 financial year to increase the reserve of Limited Voting Common Shares under the DSCP by 100,000. This amendment was approved by the Shareholders at the 2004 Annual and Special Meeting.

Employee Share Purchase Plan

The Company has established an Employee Share Purchase Plan (the "ESPP") pursuant to which permanent full-time employees and certain unionized hourly employees with at least 12 months of continuous service with the Company are eligible to participate in a voluntary group benefit plan established to encourage savings through equity ownership in the Company.

Qualifying employees may contribute from one percent to seven percent of their basic earnings to the ESPP (on either an after-tax basis or through a group registered retirement savings plan) and the Company will contribute an additional amount equal to 50% of all employee contributions.

Under the ESPP, contributions are applied by the plan trustee to purchase Limited Voting Common Shares, which may be purchased from the Company by way of treasury issuance or purchased on the open market.

The maximum number of Limited Voting Common Shares which may be reserved for issue to any one person under the ESPP must not exceed 3% of the outstanding Limited Voting Common Shares. Ten senior officers (all of whom are insiders) participate in the ESPP.

The maximum number of Limited Voting Common Shares issuable from treasury under the ESPP is currently 505,939 (1.12% of the Company's currently outstanding capital). 484,425 Limited Voting Common Shares have been issued under the ESPP (1.07% of the Company's currently outstanding capital).

In the case of purchases from treasury, the ESPP provides that the price paid (issue price) for Limited Voting Common Shares purchased by the trustee under the ESPP from the Company (treasury shares) is:

i. where the trustee has purchased Limited Voting Common Shares on the open market during such month, the average market price actually paid for all such Limited Voting Common Shares during such month; or

ii. where the trustee has not purchased Limited Voting Common Shares on the open market during such month, the weighted average trading price for board lots of Limited Voting Common Shares traded for a five (5) trading day period on the TSX or other such stock exchange on which Limited Voting Common Shares are listed for the trading day in question, or if there has been no sale of a board lot of Limited Voting Common Shares on such exchange on any such business day, then the last previous bid price for a board lot of Limited Voting Common Shares on such exchange.

Although Limited Voting Common Shares may be issued from treasury, the Company has adopted the practice of purchasing Limited Voting Common Shares on the TSX on a monthly basis, at the prevailing market price for the Limited Voting Common Shares, and no Limited Voting Common Shares have been issued from treasury under the ESPP since November 15, 1997. The participant's price for Limited Voting Common Shares purchased by the trustee on the open market from time to time during the month is the average market price actually paid for all such Limited Voting Common Shares during such month.

Participation in the ESPP is not assignable but a participant may have one account in his or her own name and one account in the name of his or her registered retirement savings plan or in the name of his or her spouse's registered retirement savings plan. The Company may amend any provisions of the ESPP, subject to prior regulatory approval. The Company also has the right to discontinue the ESPP at any time. Such discontinuance may be effected upon at least sixty (60) days written notice to each participant and to the trustee under the ESPP.

The ESPP was amended during the 2005 financial year. Prior to the amendment, the ESPP provided for the immediate vesting of a participant's contributions. However, the Company's contributions would vest only once a participant had been a member of the ESPP for a period of twelve months. The amendment removed this initial twelve month vesting period and, accordingly, the ESPP now also provides for the immediate vesting

of the Company's contributions. Under applicable regulations, such amendments did not require shareholder or TSX approval since they provided for a change to the vesting provisions of the ESPP. However, the TSX was notified of the amendments.

Executive Stock Option Plan

The Company has an Executive Stock Option Plan (the "ESOP") under which eligible executive officers and employees of the Company are entitled to receive options to acquire Limited Voting Common Shares. Eligible participants in the ESOP are the senior executives of the Company and their direct reports. Fourteen senior officers (all of whom are insiders) participate in the ESOP. The purpose of the ESOP is to advance the interests of the Company by providing eligible executives and employees with a financial incentive for the continued improvement in the performance of the Company and encouragement to stay with the Company.

The Board grants the options at an exercise price equal to the closing market price of the Limited Voting Common Shares on the TSX on the last trading day preceding the day of the grant with no discount. The options vest 1/5 on the date of granting and 1/5 per year over the next 4 years and have a 10 year term to expiry.

The maximum number of Limited Voting Common Shares which may be reserved for issue to any one person under the ESOP must not exceed 3% of the outstanding Limited Voting Common Shares (on a non-diluted basis).

Options granted to participants under the ESOP are non-assignable and, except in the case of the death of a participant, are exercisable only by the participant to whom the options have been granted.

An option, and all rights to purchase Limited Voting Common Shares pursuant thereto, and the participant's right, title and interest in the ESOP, expires and terminates immediately upon the termination of employment of the participant by the Company or any subsidiary of the Company, other than in the circumstances referred to below.

If, before the expiry of an option in accordance with its terms, the employment or office of the participant by the Company or by any of its subsidiaries terminates for any reason whatsoever other than termination by the Company for just and sufficient cause or the voluntary resignation of the participant, (including termination by reason of the death of the participant) such option may be exercised, if the participant is deceased, by the legal personal representative(s) of the participant's estate or, if the participant is alive, by the participant, at any time within three months of the date of termination of employment or, where applicable, the date a participant ceases to be an officer.

Subject to regulatory approval, the Board may amend or discontinue the ESOP at any time without the consent of the participants provided that such amendment shall not alter or impair any of the participants' rights under any stock option agreements or any option previously granted under the ESOP.

The ESOP was amended during the 2005 financial year to increase the reserve of Limiting Voting Common Shares by 200,000. This amendment was approved by the Shareholders at the 2004 Annual and Special Meeting.

Currently, 178,047 Limited Voting Common Shares (0.39% of the Company's currently outstanding capital) are reserved for issuance under the ESOP. There are currently 1,057,586 options outstanding under the ESOP to senior executives and employees (which if exercised would represent 2.33% of the Company's current outstanding capital), leaving 178,047 Limited Voting Common Shares available for issuance under any future option grants. A total of 326,427 Limited Voting Common Shares have been issued as a result of the exercise of options under the ESOP (0.72% of the Company's current outstanding capital).

Material Features of Non-Equity Compensation Plans

Restricted Stock Unit Plan

The Company has approved a Restricted Stock Unit Plan (the "RSU Plan") effective November 1, 2005. The RSU Plan is not an equity compensation plan as it will not permit Limited Voting Common Shares to be issued from treasury. Under the RSU Plan, the Company will grant RSUs to certain senior executives ("Participants") in order to: (i) align the interests of Participants with those of the Company's public Shareholders; (ii) encourage Participants to further the development of the Company and its subsidiaries and affiliates; and (iii) furnish Participants with the ability to receive a form of incentive compensation in addition to their base salary for contributing to the success of the Company.

Pursuant to the RSU Plan, a discretionary number of RSUs, each being equivalent in value at the time of the grant to one Limited Voting Common Share, may be granted to Participants. For all Participants, other than the CEO, the number of RSUs, if any, granted is in the discretion of the CEO. For the CEO, the number of RSUs granted is in the discretion of the Chair of the Board.

The opportunity for a Participant to receive an amount under the Plan is contingent upon certain criteria being met. RSUs granted to a Participant under the Plan will vest in favour of a Participant as follows:

(a) if a Participant is employed by the Company on the third anniversary of the grant date, 50% of the total number of RSUs granted will vest in favour of the Participant (the "Time Vesting RSUs"); and

(b) if a Participant is employed by the Company on the first, second and third anniversary of the grant date and the Participant fully attains his or her annual individual goals and the Company attains its annual corporate goals for those respective years, 16 2/3% of the total number of RSUs (the "Performance Vesting RSUs") granted to a Participant will vest in favour of the Participant in each such year. If annual individual goals and annual corporate goals are only partially attained, the Participant may be entitled to receive a *pro rata* portion of the Performance Vesting RSUs.

The annual individual goals are set by the CEO for his direct reports and by the Board for Participants who report directly to the Board, in each case, in relation to a balanced scorecard for the Company. See "Compensation and Pension Committee-Report on

Executive Compensation-Balanced Scorecard" on page 38. Annual corporate goals are set for all Participants in relation to the Total Business Return of the Company. See "Compensation and Pension Committee-Report on Executive Compensation-Total Business Return" on page 38. The weighting between annual individual goals and annual corporate goals is 50% to annual individual goals and 50% to annual corporate goals except in the case of the Chief Executive Officer, Chief Financial Officer, Vice President Corporate Affairs and General Counsel and Vice President Corporate Finance and Investor Relations, where the weighting is 30% to annual individual goals and 70% to annual corporate goals.

Upon the vesting of RSUs under the RSU Plan, the Company will pay the Participant an amount which is the product of the number of vested RSUs multiplied by the weighted average trading prices for board lots of Limited Voting Common Shares on the TSX for the five trading days before the vesting date less any required withholding tax.

The payment of funds by the Company to a Participant will be made each year in which a Participant's RSUs vest. In the event of death, total disability, termination without cause or retirement of a Participant prior to the entitlement date, the Participant or his or her estate are entitled to received a *pro rata* portion of the amount that would have been received on behalf of the Participant if he or she had continued in the employment of the Company until the entitlement date. No payment will be made if the Participant voluntarily resigns or is terminated for cause prior to the entitlement date.

Incentive Payment Plan

During the 2005 financial year, the Board implemented an Incentive Payment Plan for its senior executives who report to the CEO or the Board which will be in effect until the end of the 2007 financial year. This plan is not an equity compensation plan as it does not provide for the issuance of Limited Voting Common Shares from treasury.

Payments under the Incentive Payment Plan are in the discretion of the CEO for his direct reports and by the Board for participants who report directly to the Board.

REPORT OF THE COMPENSATION AND PENSION COMMITTEE

Composition of the Compensation and Pension Committee

The following individuals served as members of the Compensation and Pension Committee ("Committee") during the financial year which ended on October 31, 2005:

Rob Pettinger (Chair)
Hugh Drake
Ted Allen (former Director)
Wayne Drul
Maurice Lemay
Don Lunty
Paul Mulhollem (former Director)
Paul Orsak

The Committee is currently comprised of five independent directors (Messrs. Pettinger, Drake, Lemay, Lunty and Orsak). Mr. Drul, Chair of the Board, sits as an *ex officio* (non-voting) member of the Committee. Mr. Allen was a member of the Committee until he retired in February 2005. Mr. Mulhollem was a member of the Committee until he resigned from the Board in October 2005. The Committee held 5 meetings in the 2005 financial year.

Report on Executive Compensation

The Committee is charged with formulating and making recommendations to the Board in respect of compensation issues relating to Directors and the senior executive of the Company. The Committee also has oversight responsibility for the Company's Executive Stock Option Plan and Restricted Stock Unit Plan. The Committee reviews and has general oversight of employee benefit programs and pension plans. In addition, the Committee, in consultation with the Chief Executive Officer, considers and reports to the Board regarding corporate succession matters.

Executive compensation policies, as described more fully below, are designed with the objective of attracting and retaining qualified executives by providing compensation packages which are competitive within the marketplace and by compensating them in a manner which encourages individual performance consistent with Shareholder expectations.

Compensation Philosophy

The Company's executive compensation program is based on a pay for performance philosophy and is designed to attract, retain and reward qualified and experienced executive officers who will contribute to the success of the Company. Executive officers are motivated through various elements of this program to meet annual performance goals and enhance long-term Shareholder value.

In designing and administering the individual elements of the executive compensation programs, the Committee strives to balance short-and long-term incentive objectives

and uses prudent judgment in establishing performance criteria, evaluating performance and determining actual incentive awards.

During the 2004 financial year, the Board authorized the Committee to undertake a review of the Company's executive compensation program, including its individual components, to ensure that the executive compensation program is competitive with the compensation levels of other senior executives within similar Canadian organizations and/or Canadian organizations with whom the Company competes for staff. As a result, an independent compensation consultant was retained by the Committee to assist it in reviewing and designing the executive compensation program. The current compensation program for the executives is a result of the review and recommendations of the independent compensation consultant.

Executive officers' current compensation program is based on three principal components: (1) base salary; (2) bonus compensation provided by the Incentive Payment Plan; (3) long-term incentive compensation provided by pre-established annual grants under the Company's Executive Stock Option Plan and discretionary annual grants determined by the provisions of the Restricted Stock Unit Plan which became effective November 1, 2005. The Company also pays the full amount of health benefits premiums and pension plan contributions on behalf of the senior executives. In relation to the 2005 financial year, compensation was weighted on the basis of approximately 60% to base salary, discretionary amounts of up to approximately 20% to the Incentive Payment Plan; 10% to grants of options, and 10% to health benefit premium, pension contribution and other payments for the senior executives. No weighting was given to grants of RSUs as the RSU Plan only became effective November 1, 2005 and no RSUs were granted in the 2005 financial year.

Base Salary

The Company has established a system of tiered salary levels for senior executives of the Company. Currently, each senior executive position is assigned to the appropriate salary tier, considering the position's internal value as well as external competitive comparisons. The external competitive comparisons (the "Executive Comparator Group") were prepared by the independent compensation consultants and consisted of a group of 30 companies selected on the basis of a number of factors, including having revenues approximately the same as the Company. The Committee generally established salary guidelines at levels that approximate 110% of the median (the 50th percentile) of salaries paid by the Executive Comparator Group. In assessing base salaries, the Committee also took into account the individual's duties, performance and experience.

Current base salaries for the senior executives of the Company were set in the 2004 financial year on the basis set out above after review and recommendations of the independent compensation consultant and approval by the Compensation and Pension Committee and all other members of the Board on the recommendation of the Compensation and Pension Committee.

The base salary ranges are reviewed from time to time and at least annually for market competitiveness and reflection of each executive officer's responsibilities, experience and proven or expected individual performance. Performance will be measured on the

basis of a number of categories set out in a balanced scorecard and relative to Total Business Return, as described below.

Individual executive salaries are subject to approval by the Chief Executive Officer and the Compensation and Pension Committee, except for the salaries of the Chief Executive Officer, Vice President Corporate Affairs and General Counsel, the Corporate Secretary and the Director Corporate Audit Services, whose salaries are subject to approval by the Compensation and Pension Committee and the Board.

Incentive Compensation

The material features of the Incentive Payment Plan, Executive Stock Option Plan and RSU Plan are described under "Material Features of Equity Compensation Plans" beginning on page 29 and "Material Features of Non-Equity Compensation Plans" on page 33, respectively.

Incentive Payment Plan

Certain payments were made to the senior executives in the 2005 financial year under the Incentive Payment Plan. The Incentive Payment Plan was implemented as a result of review and recommendation of the Compensation and Pension Committee and approved by all other members of the Board on recommendation of the Compensation and Pension Committee. The amounts paid in the 2005 financial year were determined in the discretion of the Chief Executive Officer in the case of his direct reports and the Board in the case of executives who report directly to the Board. In the 2005 financial year, the Company paid $102,873 under the Incentive Payment Plan. Subsequent to year end to the date hereof, the Company paid $210,600 under the Incentive Payment Plan.

Long-Term Incentive Compensation

ESOP

Certain options were granted to the senior executives in the 2005 financial year under the Executive Stock Option Plan as a result of the review and recommendations of the independent compensation consultant in 2004, which was reviewed and recommended by the Compensation and Pension Committee and approved by all other members of the Board on recommendation of the Compensation and Pension Committee. In the 2005 financial year, the Company granted 165,000 options. Subsequent to year end to the date hereof, the Company granted 165,000 options under the ESOP.

RSU Plan

There were no RSUs granted in the 2005 financial year under the RSU Plan as it only became effective on November 1, 2005. Subsequent to year end to the date hereof, 360,912 RSUs were granted under the RSU Plan.

Balanced Scorecard

The Company assesses performance in respect of base salary and in respect of the achievement of annual individual goals under the RSU Plan through the application of a "Balanced Scorecard" methodology. The Balanced Scorecard process involves establishing specific measurable objectives within four categories of business activity. For the Company, the four categories are (1) financial performance; (2) customer satisfaction; (3) internal processes; and (4) organizational learning and development. The Company believes that successful business activities respecting categories (2), (3) and (4) will lead to achievement of financial goals in category (1). Short-and long-term targets are established annually for objectives within each of the categories. These targets are both quantitative and qualitative in nature. No specific weighting is given to any category although significant emphasis is placed on the achievement of financial goals. The financial goal of the Company is to achieve an appropriate return on equity and an appropriate leverage ratio (total net debt to net tangible assets) under normal operating conditions.

Total Business Return

The Company assesses financial performance in respect of the achievement of annual corporate goals under the RSU Plan in relation to Total Business Return ("TBR").

TBR measures changes in the equity value of the Company. It combines the measurement of both earnings performance and debt (or cash) management.

The Company's TBR is determined as follows:

Earnings before interest, taxes and depreciation (EBITDA) is multiplied by a factor (of 8) to determine "Enterprise Value";

Total net average debt (both short-term debt and long-term debt, less all cash – calculated as an average of each month-end debt less cash positions for each month of a financial year) is subtracted from Enterprise Value to determine shareholders' "Equity Value". For this purpose, the Debentures are treated as equity and are excluded from net debt in order to ensure consistency in the calculation of Equity Value after the Debentures are converted.

The TBR for any year is represented by the increase or decrease in Equity Value (as determined by the calculation described above) during the year plus any dividends and Debenture interest paid to Shareholders in that year.

In order to deal with the volatility in the Company's EBITDA, a three-year compound average TBR is used. A simple three-year compound average TBR is used except in circumstances where the opening Equity Value in effect for the year at the beginning of the three year period (the "Beginning Year") is less than the Equity Value in any year preceding the Beginning Year (the "Preceding Year") after dividends and Debenture interest paid in the period between the Preceding Year and the Beginning Year are deducted from the Equity Value for the Preceding Year. In this case, a modified three-year compound average TBR calculation is made in which dividends and Debenture interest paid in the period between the Preceding year and the Beginning year are

deducted from Equity Value of the Preceding Year and the result of that calculation substituted for the Equity Value for the Beginning Year. This is done to ensure that any decline in Equity Value is recovered before any subsequent TBR calculation is deemed to be positive.

TBR in excess of 2% is required before any vesting of any Performance Vesting RSUs.

The Company has established its target TBR. Achievement of the target (based on the modified three-year compound average TBR calculation described above) results in vesting of 90% of the maximum number of Performance Vesting RSUs attributable to annual corporate goals under the RSU Plan.

Vesting of 100% of the Performance Vesting RSUs attributable to annual corporate goals under the RSU Plan would occur only for achieving a modified three-year compound average TBR of 1% or more in excess of the target TBR.

Chief Executive Officer's Compensation and Shareholding

The Committee annually reviews base salary of the Chief Executive Officer's (the "CEO"), payments under the Incentive Payment Plan and any awards under the Long-Term Incentive Plans. The CEO's base salary, payments under the Incentive Payment Plan and awards under the Long-Term Incentive Plans are made on the same basis as other senior executives described above. Mr. Hayward's compensation for 2005 as set forth in the Summary Compensation Table was determined in accordance with the foregoing and approved by the Compensation and Pension Committee and all other members of the Board on the recommendation of the Compensation and Pension Committee. Annual reviews of the CEO are conducted on the same basis as other senior executives in relation to the Balanced Scorecard and Total Business Return described above.

As at October 31, 2005, the CEO held 63,255 Limited Voting Common Shares and no Series A Preferred Shares of the Company.

The foregoing report is submitted on behalf of the Compensation and Pension Committee:

Rob Pettinger (Chair)
Hugh Drake
Maurice Lemay
Don Lunty
Paul Orsak

Performance Graph

The following graph shows changes in the value of $100 invested on October 31, 2000 in (1) the Limited Voting Common Shares of the Company; (2) the Toronto Stock Exchange's Composite Total Return Index; and (3) the Nesbitt Burns' Small Capitalization Total Return Index, for a five year period ending October 31, 2005. Each include the reinvestment of dividends. The average market capitalization of companies in the Nesbitt Burns Small Capitalization Total Return Index ranges from about $15.2

million to about $1199.1 million with an average market capitalization of approximately $310.9 million at October 31, 2005. As at October 31, 2005, the Company's market capitalization was $322.1 million.

The S&P/TSX Composite Index includes companies with a market capitalization ranging from approximately $296.0 million to $54.1 billion with an average market capitalization of $5.7 billion.



Relative Performance Index
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Nesbitt Burns Small Cap Index
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(1) In June, 2002 the Company changed its financial year end from July 31 to October 31. For comparison purposes, the measurement point for each of the financial years 2002 and earlier in the table is October 31.

Investor Relations

The Company has a Shareholders' Relations department. The Company also maintains a toll free number to provide Shareholders, Members and other interested parties with convenient, direct and affordable access to the Company.

Shareholder comments and concerns fielded by the Shareholders' Relations department are overseen by the Vice President Corporate Finance and Investor Relations and the Manager, Member and Shareholder Services Administration. In addition, management liases with the investing community after dissemination of significant operational or financial information, including quarterly and annual reports, so as to maintain an effective dialogue with investors and the investing community.

The Company has a written Disclosure Policy designed to ensure that communications about the Company to the investing public are timely, factual and accurate and are broadly disseminated in accordance with regulatory requirements. The Company also has an Insider Information and Trading Policy intended to establish standards that insiders of the Company are expected to comply with in trading securities of the Company including prescribed blackout periods when no trading by certain insiders is to take place in any security of the Company.

The Company has a website (www.agricoreunited.com) for customers, investors and brokers that includes data and information of interest to the investing community. The site also includes a link to the Company's customer website. The website provides access to the latest events affecting the Company's performance, including press releases and financial reports, and the ability to obtain financial statements and reports in a number of formats and archives of past financial reports for comparison.

Additional information respecting the Company can be reviewed on SEDAR at www.sedar.com.

OTHER INFORMATION

Proposals

A Shareholder who is entitled to vote at the 2006 Annual Meeting of Shareholders (to be held in February 2007) who intends to raise a proposal at such meeting must deliver the proposal to the Corporate Secretary of the Company no later than November 1, 2006.

Availability of Disclosure Documents

Financial information respecting the Company is provided in the Company's comparative financial statements and Management's Discussion and Analysis for the most recently completed financial year and are included in the 2005 Annual Report of the Company which accompanies this Management Proxy Circular.

The Company will provide to any Shareholder, upon request to its Corporate Secretary, a copy of:

1. *its most recent Annual Information Form together with any document or pertinent pages of any document incorporated therein by reference;*

2. *its audited comparative financial statements for its last financial year together with the auditor's report thereon and any interim financial statements of the Company that have been filed for any period subsequent thereto; and*

3. *its management proxy circular for its last Annual Meeting of Shareholders.*

Directors' Approval

The contents of the Management Proxy Circular and the sending thereof have been approved by the Directors of the Company.

T.W. Kirk

TOM KIRK
Corporate Secretary
December 21, 2005
Winnipeg, Manitoba

SCHEDULE A
Directors' Biographies

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G. Allen Andreas
(Non-Member Director)

Mr. Andreas was elected as a director of the Company in 2002.

Mr. Andreas is the Chairman, Chief Executive and President of the Archer Daniels Midland Company, a global agribusiness headquartered in the United States.

Mr. Andreas holds a Bachelor of Arts Degree from Valparaiso University and a Juris Doctorate from the Valparaiso University School of Law. He was an attorney for the United States Treasury Department from 1969 until joining the legal staff of the Archer Daniels Midland Company in 1973. Appointed Treasurer in 1986, Mr. Andreas relocated to Europe in 1989 as Chief Financial Officer of European Operations, and returned to the United States in 1994 as Vice President and Counsel to the Executive Committee. He was appointed as a Member of the Office of the Chief Executive in 1996, President and Chief Executive Officer in 1997, assumed his current position as Chairman and Chief Executive in 1999, and was appointed President in 2005.

Mr. Andreas is Chairman of ADM's Board of Directors and Chairman of ADM's Executive Committee. He is a member of the Supervisory Board of the A.C. Toepfer International Group with headquarters in Germany, and on the Board of Directors of Gruma, S.A. in Mexico. He is also a member of The Trilateral Commission, The Bretton Woods Committee, the International Policy Council on Agriculture, Food and Trade, the Emergency Committee for American Trade, the World Economic Forum, the G100, The Business Roundtable, and a Trustee of the Economic Club of New York. Mr. Andreas serves as a member of the European Advisory Board of the Carlyle Group, and is a member of advisory boards of various other business operations in Latin America, Europe, and the Asia-Pacific Region. He is also a member of the State of Colorado Bar and the American Bar Association.

Mr. Andreas currently sits on the Audit Committee of Agricore United.

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Hugh F. Drake
(Member Director)

Mr. Drake was elected as a director of Manitoba Pool Elevators, one of the predecessors of Agricore Cooperative Ltd. in 1993 and served as a director until the merger of Agricore and United Grain Growers in 2001, at which time he became a director of Agricore United.

Mr. Drake is currently a director of the Flax Council of Canada and serves on the board of the Wasagaming Foundation Inc., an organization which provides facilities and support for the advancement and the betterment of the rural community.

Mr. Drake has completed the Institute of Corporate Directors (ICD) Corporate Governance College program of the University of Calgary's Haskayne School of Business in partnership with the ICD and the University of Toronto's Rotman School of Management to provide education and development for directors of corporate boards and has received his designation as ICD.d.

Mr. Drake and his family operate a mixed grain farm at Elkhorn, Manitoba.

Mr. Drake currently sits on the Agricultural Policy, Compensation and Pension and Risk Review Committees of Agricore United.



Wayne Drul
Chair
(Member Director)

Mr. Drul was elected as a director of the Company in 1994. He served as Manitoba Vice-President in 1998 and 1999 and was elected as First Vice-President in 2000 and 2001. He continued to serve as Manitoba Vice-President in 2002 and 2003 after the merger of United Grain Growers and Agricore to form Agricore United.

Mr. Drul was elected Chair of the Board of Agricore United in February, 2004 and again in February, 2005.

He has served on the Boards of the Flax Council of Canada and the Soil Conservation Council of Canada.

Mr. Drul and his family operate a mixed grain farm at Oakburn, Manitoba.

Mr. Drul currently is Chair of the Agricultural Policy, and the Executive Committees, sits on the Nominating and Governance and is an ex officio member on all other committees of Agricore United.



Jon K. Grant, O.C., LL.D.
First Vice-Chair
(Non-Member Director)

Mr. Grant was elected as a director of the Company in 2002 and currently serves as First Vice-Chair of the Board.

Mr. Grant is currently the Chairman of CCL Industries Inc. and of Atlas Cold Storage and has served on the boards of many other Canadian companies. He was a United Grain Growers board member from 1993 to 1997. Mr. Grant is the retired Chairman and CEO of Quaker Oats Company Limited, former Chairman of the Board of Laurentian Bank of Canada, former Chairman of the Board of Scott Paper Limited, and former Chairman of the Board of Canada Lands Company Limited, a commercial Federal Crown Corporation. Mr. Grant is an officer of the Order of Canada. He is also the former Chair of the Nature Conservancy of Canada and former Chair of The Ontario Round Table on the Environment and Economy.

Mr. Grant is Honorary Governor and past Chair of the Board of Governors of Trent University, he was Vice Chair, Board of Governors of the International Development Research Centre (IDRC) and was a Trustee of the World Wildlife Fund (Canada) and as well has served on the Agricultural Council of Ontario. Mr. Grant is a past Chair of the Food and Consumer Products Manufacturers of Canada.

In 1990, he was honoured with the Corporate Humanist Award by the Canadian Federation of the Humanities for his speech titled "The Business of Protecting the Environment" and in the same year was awarded the "Knight of the Golden Pencil Award", the Food Industry's highest award for outstanding service. In 1991, Mr. Grant received an Honorary Doctor of Laws Degree (LL.D.) from Trent University in recognition of his contribution to the environment. He has a working knowledge of French.

Mr. Grant is Chair of the Nominating and Governance Committee and currently sits on the Audit and Executive Committees of Agricore United.



Brett R. Halstead
(Member Director)

Mr. Halstead was elected as a director of United Grain Growers Board of Directors in 1997. He continued in this capacity until the merger with Agricore in November of 2001 and was subsequently elected as a director of Agricore United in February, 2003.

Mr. Halstead is currently a director of the Saskatchewan Canola Growers Association and a past director of the Canadian Canola Growers Association.

Mr. Halstead has completed the Institute of Corporate Directors (ICD) Corporate Governance College program of the University of Calgary's Haskayne School of Business in partnership with the ICD and the University of Toronto's Rotman School of Management to provide education and development for directors of corporate boards and has received his designation as ICD.d.

Mr. Halstead and his family operate a mixed grain and beef cattle farm at Nokomis, Saskatchewan.

Mr. Halstead currently sits on the Agricultural Policy, Risk Review, and Member and Community Relations Committees of Agricore United.



Alanna Koch
(Member Director)

Ms. Koch was elected as a director of Agricore United in February 2003.

Ms. Koch served as Executive Director of the Western Canadian Wheat Growers Association from 1992 to 2000. From 2000 to 2002 she was a Director of AVAC Ltd., a "virtual" corporation focused on investment in science and innovation to assist Alberta's agrivalue industry. In 2002, she served as Chairperson of CARE, a group of farmers from across the prairies promoting the election of farmer-directors who believe in voluntary marketing to the Canadian Wheat Board.

Ms. Koch is a graduate of the first Canadian Agriculture Lifetime Leadership (CALL) program and a past director of the George Morris Centre at the University of Guelph. Ms. Koch served nine years with the Government of Saskatchewan in a number of senior civil service positions and, throughout her career, has served on numerous agriculture related councils and committees including involvement in provincial, national and international policy development initiatives, with particular focus on marketing and transportation reform. In recognition of achievement in and service to the agricultural industry, the Saskatchewan Institute of Agrologists awarded her an Honorary Life Membership in 1999.

Ms. Koch is currently enrolled in the Directors College, a program of

the Conference Board of Canada and McMaster University's Michael G. DeGroote School of Business to provide comprehensive professional director development leading to an accredited designation for corporate directors, Chartered Director (C. Dir.).

Ms. Koch and her husband own a grain farm and operate an agribusiness at Edenwold, Saskatchewan.

Ms. Koch currently sits on the Agricultural Policy, Audit and Nominating and Governance Committees of Agricore United.



Maurice A. Lemay
Alberta Vice-Chair
(Member Director)

Mr. Lemay was elected as a director of the Company in November 1994 and currently serves as Alberta Vice-Chair.

Mr. Lemay attended Grande Prairie Regional College and the University of Alberta School of Civil engineering from 1983 to 1985.

Mr. Lemay has served on the Canadian Grain Commission - Western Grain Standards Committee and currently serves on the Board of the Soil Conservation Council of Canada.

Mr. Lemay is currently enrolled in the Directors College, a program of the Conference Board of Canada and McMaster University's Michael G. DeGroote School of Business to provide comprehensive professional director development leading to an accredited designation for corporate directors, Chartered Director (C. Dir.).

Mr. Lemay and family operate a mixed grain farm at Tangent, Alberta.

Mr. Lemay is Chair of the Member and Community Relations Committee and currently sits as a member of the Agricultural Policy, Compensation and Pension and Executive Committees of Agricore United.

	**Don Lunty** **(Member Director)** Mr. Lunty was elected to the Board of Agricore Cooperative Ltd. in 1999 and served as a director of Agricore until the merger of Agricore and United Grain Growers in 2001 at which time he became a director of Agricore United. Mr. Lunty has a Bachelor of Science degree in Agriculture (Economics Major) from the University of Alberta. He serves on the board of the Goldeye Foundation Society, an organization that provides programs, facilities and support for education in Alberta. Mr. Lunty is currently enrolled in the Directors College, a program of the Conference Board of Canada and McMaster University's Michael G. DeGroote School of Business to provide comprehensive professional director development leading to an accredited designation for corporate directors, Chartered Director (C. Dir.). Mr. Lunty and his family operate a mixed grain farm near Forestburg, Alberta. Mr. Lunty currently sits as a member of the Agricultural Policy, Risk Review and Compensation and Pension Committees of Agricore United.

	**Jeffrey E. Nielsen** **(Member Director)** Mr. Nielsen was elected as a director of United Grain Growers in 1999. He continued in this capacity until the merger with Agricore in 2001 as was subsequently elected as a director of Agricore United in February 2005. Mr. Nielsen obtained a diploma in Agriculture Technology from Lethbridge Community College in 1987. Mr. Nielsen is currently enrolled in the Directors College, a program of the Conference Board of Canada and McMaster University's Michael G. DeGroote School of Business to provide comprehensive professional director development leading to an accredited designation for corporate directors, Chartered Director (C. Dir.). Mr. Nielsen is currently a director and vice president of the Western Barley Growers. Mr. Nielsen is also a representative of the Cereals Grain Round Table, an organization which works in conjunction with Agriculture and Agrifood Canada to improve producer earnings and products for the end use of cereal grains. Mr. Nielsen operates a mixed grain farm near Olds, Alberta.

<table>
<tr><td></td><td>Mr. Nielsen currently sits on the Agricultural Policy, Risk Review and Member and Community Relations Committees of Agricore United.</td></tr>
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Paul Orsak
(Member Director)

Mr. Orsak was elected as a director of the Company in February, 2004.

Mr. Orsak has a Bachelor of Science in Agriculture degree from the University of Manitoba.

From 1987 to 1999 he owned and managed Marquette Grain, a grain marketing service and handling facility.

Mr. Orsak taught Ag Marketing and Management at the University of Manitoba and Assiniboine Community College, prior to working in the grain industry in Winnipeg and Vancouver from 1979 to 1981. From 1981 until 1992 he held various positions with the Western Canadian Wheat Growers Association (WCWGA), including four years as 1st Vice President. He was also Chairman of the Prairie Farm Commodity Coalition from 1983 to 1990.

Mr. Orsak was elected as a Public Governor of the Winnipeg Commodity Exchange in 1985, a position he held for 8 years.

He was Chairman of the Western Producer Car Group from 1990 to 2000. In 2000 and 2002 he was an executive member of CARE, a farmer driven organization committed to electing quality Directors to the Canadian Wheat Board.

Mr. Orsak is currently enrolled in the Directors College, a program of the Conference Board of Canada and McMaster University's Michael G. DeGroote School of Business to provide comprehensive professional director development leading to an accredited designation for corporate directors, Chartered Director (C. Dir.).

Mr. Orsak and his family currently operate a mixed grain farm at Binscarth, Manitoba.

Mr. Orsak currently sits as a member of the Agricultural Policy, Compensation and Pension and Member and Community Relations Committees of Agricore United.

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Robert Pettinger
Manitoba Vice-Chair
(Member Director)

Mr. Pettinger was elected as a director of Manitoba Pool Elevator, one of the predecessors to Agricore Cooperative Ltd., in 2000 and served as a director until the merger of Agricore and United Grain Growers in 2001, at which time he became a director of Agricore United. He currently serves as Manitoba Vice-Chair.

Mr. Pettinger currently serves on the Board of the Western Grain Research Foundation, an organization that provides funding and support for crop research in Western Canada.

Mr. Pettinger and his family operate a mixed grain farm at Elgin, Manitoba.

Mr. Pettinger is Chair of the Compensation and Pension Committee and currently sits as a member of the Agricultural Policy, Executive and Nominating and Governance Committees of Agricore United.



Ernie Sirski
(Member Director)

Mr. Sirski was elected as a director of the Company in 1993.

Mr. Sirski graduated from the Agricultural Diploma Program at the University of Manitoba in 1980.

He is president of the Manitoba Canola Growers Association and is a past Vice-President of the Canadian Canola Growers Association. He represents the Manitoba Canola Growers Association on the Canola Council of Canada, serves as Finance Chairman and is on the executive of the Canola Council of Canada.

Mr. Sirski is currently enrolled in the Directors College, a program of the Conference Board of Canada and McMaster University's Michael G. DeGroote School of Business to provide comprehensive professional director development leading to an accredited designation for corporate directors, Chartered Director (C. Dir.).

Mr. Sirski and his family operate a mixed grain farm at Dauphin, Manitoba.

Mr. Sirski currently sits as a member of the Agricultural Policy, Audit and Member and Community Relations Committees of Agricore United.



Jim Wilson
(Member Director)

Mr. Wilson was elected as a director of Manitoba Pool Elevators, one of the predecessors to Agricore Cooperative Ltd. in 1995. He was elected as First Vice-President of Agricore in 1999, and served in that capacity until the merger of Agricore and United Grain Growers in 2001, at which time he became a director of Agricore United. He was elected Chair of Agricore United in March, 2003 and served in that capacity until February, 2004.

Mr. Wilson obtained his Chartered Accountant designation and was admitted to the Institute of Chartered Accountants of Manitoba in 1974. He worked in public practice until 1993.

Mr. Wilson has served on the Boards of XCAN Grain Pool Ltd., Western Co-op Fertilizers Ltd., Canadian Pool Agencies, Pool Insurance Company, Demeter (1993) Ltd., Alberta Wheat Pool Financial Corporation and the Canadian Agri-Food Trade Alliance. He currently serves as Chairman of the Canada Grains Council.

Mr. Wilson and his family farm at Darlingford, Manitoba, operating a mixed grain farm and a seed processing and marketing plant.

Mr. Wilson is Chair of the Risk Review Committee and currently sits as a member of the Agricultural Policy and Audit Committees of Agricore United.



Terry Youzwa
Saskatchewan Vice-Chair
(Member Director)

Mr. Youzwa was elected as a director of the Company in 1990. He served as Saskatchewan Vice President for 2001 and 2002 and is currently the Saskatchewan Vice-Chair.

Mr. Youzwa graduated with a Bachelor of Science in Agricultural Engineering degree from the University of Saskatchewan in 1982.

Mr. Youzwa is currently enrolled in the Directors College, a program of the Conference Board of Canada and McMaster University's Michael G. DeGroote School of Business to provide comprehensive professional director development leading to an accredited designation for corporate directors, Chartered Director (C. Dir.).

Mr. Youzwa is President and CEO of Youzwa Farms Inc., a family farm company specializing in the production and marketing of quality grains, oilseeds and pulses at Nipawin, Saskatchewan.

Mr. Youzwa is the Chair of the Audit Committee and currently sits as a member of the Agricultural Policy, Executive and Nominating and Governance Committees of Agricore United.

SCHEDULE B
Corporate Governance Guidelines Table

CORPORATE GOVERNANCE DISCLOSURE REQUIREMENTS	COMMENTS

1.	**Board of Directors (the "Board") –**	
a.	Disclose the identity of directors (or proposed directors) who are independent.	The Board is comprised entirely of independent Directors. Both proposed directors are independent.
b.	Disclose the identity of directors (or proposed directors) who are not independent, and describe the basis for that determination.	
c.	Disclose whether or not a majority of directors (or proposed directors) are independent. If a majority of directors are not independent, describe what the Board does to facilitate its exercise of independent judgement in carrying out its responsibilities.	
d.	If a director is presently a director of any other issuer that is a reporting issuer (or the equivalent) in a jurisdiction or a foreign jurisdiction, identify both the director and the other issuer.	See "Business of the Meeting-Directorships in other Public Companies and Biographies of Directors" on page 13 of the Management Proxy Circular.
e.	Disclose whether or not the independent directors hold regularly scheduled meetings at which non-independent directors and members of management are not in attendance. If the independent directors hold such meetings, disclose the number of meetings held since the beginning of the issuer's most recently completed financial year. If the independent directors do not hold such meetings, describe what the Board does to facilitate open and candid discussion among its independent directors.	The Board is comprised entirely of independent Directors. The Directors meet independently of management on a regular basis and did so at all of its regularly scheduled quarterly meetings in the 2005 financial year.
f.	Disclose whether or not the chair of the Board is an independent director. If the Board has a chair or lead director who is an independent director, disclose the identity of the independent chair or lead director, and describe his or her role and responsibilities. If the Board has neither a chair that is independent nor a lead director that is independent, describe what the Board does to provide leadership for its independent directors.	The Chair, Wayne Drul, serves as an officer of the Company in a part-time capacity although not as a member of management. The Chief Executive Officer, Brian Hayward is not a member of the Board. However, Mr. Hayward is an ex officio member of the Board and except for in camera portions of Board meetings held independently of management, attends all Board meetings. The holders of these two offices have a close working relationship, with the Chair's primary responsibility being external constituencies with day to day awareness of internal management and the Chief Executive Officer having primary responsibility for the internal constituencies and overall management of the Company. The Board of Directors has therefore concluded that the Chair is an independent Director for the purposes of the Guidelines.
g.	Disclose the attendance record of each director for all Board meetings held since the beginning of the issuer's most recently	See "Business of the Meeting-Meeting Attendance" on page 13 of the Management Proxy Circular.

CORPORATE GOVERNANCE DISCLOSURE REQUIREMENTS	COMMENTS
completed financial year.	
2. **Board Mandate -** Disclose the text of the Board's written mandate. If the Board does not have a written mandate, describe how the Board delineates its role and responsibilities.	The Board has adopted a written mandate, a copy of which is attached as Appendix 1 to this Schedule B.
3. **Position Descriptions -**	
a. Disclose whether or not the Board has developed written position descriptions for the chair and the chair of each Board committee. If the Board has not developed written position descriptions for the chair and/or the chair of each Board committee, briefly describe how the Board delineates the role and responsibilities of each such position.	The Board has developed written position descriptions for the Chair, each Committee Chair, each individual Director and the CEO.
b. Disclose whether or not the Board and CEO have developed a written position description for the CEO. If the Board and CEO have not developed such a position description, briefly describe how the Board delineates the role and responsibilities of the CEO.	
4. Orientation and Continuing Education -	
a. Briefly describe what measures the Board takes to orient new directors regarding i. the role of the Board, its committees and its directors, and ii. the nature and operation of the issuer's business.	See "Business of the Meeting-Director Orientation and Education" on page 20 of the Management Proxy Circular.
b. Briefly describe what measures, if any, the Board takes to provide continuing education for its directors. If the Board does not provide continuing education, describe how the Board ensures that its directors maintain the skill and knowledge necessary to meet their obligations as directors.	
5. Ethical Business Conduct –	
a. Disclose whether or not the Board has adopted a written code for the directors, officers and employees. If the Board has adopted a written code:	The Board has adopted a written Code of Conduct which guides overall behaviour of the Board. A copy of the Code of Conduct can be obtained on SEDAR at www.sedar.com under a filing made on September 14, 2005 entitled "Other". The Company also has a Code of Business Conduct for officers and employees of the Company. The Company will provide any Shareholder upon request to its Corporate Secretary, with a copy of the Code of Conduct and Code of Business Conduct.
i. disclose how a person or company may obtain a copy of the code;	
ii. describe how the Board monitors compliance with its code, or if the	The Board monitors compliance with the Board Code of Conduct by requiring Directors to certify compliance to

CORPORATE GOVERNANCE DISCLOSURE REQUIREMENTS		COMMENTS
	Board does not monitor compliance, explain whether and how the Board satisfies itself regarding compliance with its code; and	the Code each year. Breaches of the Code are referred to the Nominating and Governance Committee for review and remedial action as required. The Code of Business Conduct for officers and employees is administered by the Company's Human Resources Department. All employees are required to certify compliance with the Code of Business Conduct upon commencement of employment and to recertify as circumstances change. Compliance issues are dealt with by the Human Resources Department and an ethics committee comprised of senior executives and employees of the Company and overseen by the Audit Committee
iii.	provide a cross-reference to any material change report filed since the beginning of the issuer's most recently completed financial year that pertains to any conduct of a director or executive officer that constitutes a departure from the code.	There were no material change reports filed in the 2005 financial year.
b.	Describe any steps the Board takes to ensure directors exercise independent judgement in considering transactions and agreements in respect of which a director or executive officer has a material interest.	The Board conflict of interest requirements are set out in its Code of Conduct and also enshrined in its bylaws. These requirements provide that directors have a paramount interest of promoting and preserving the interests of Shareholders and the best interests of the Company. Any situation that involves, or may reasonably be inferred to involve, a conflict between a director's personal interests and the interests of the Company are required to be disclosed in writing as to the nature and extent of such director's interest at the time and in the manner provided by the *Canada Business Corporations Act* ("CBCA"). A director in a conflict of interest may not vote on any resolution to approve any action by the Company where such conflict exists except as provided by the CBCA.
c.	Describe any other steps the Board takes to encourage and promote a culture of ethical business conduct.	The directors, senior executives and their direct reports are required to annually disclose conflicts or potential conflicts of interest and compliance with the Code of Conduct of the Board in the case of directors or the Code of Business Conduct in the case of senior executives and their direct reports. Other employees are required to certify compliance with the Code of Business Conduct every three years.
6.	**Nomination of Directors –**	
a.	Describe the process by which the Board identifies new candidates for Board nomination.	Except with respect to the ADM representatives, the Nominating and Governance Committee serves as the nominating committee for purposes of recruitment of Non-Member Directors, which entails identifying, recruiting, endorsing and recommending potential candidates to the Board. Pursuant to the Strategic Alliance Agreement with ADM, the Company has agreed to support two ADM representatives for election to the Board. The Company believes this is reasonable given the equity interest of ADM in the Company. The Member Directors are nominated by the Members

CORPORATE GOVERNANCE DISCLOSURE REQUIREMENTS		COMMENTS
		through the delegate voting system at the Company's Annual Members' Meeting without influence of the Nominating and Governance Committee, the Board or management except that Member Directors may participate in the nomination process in their capacity as Members.
b.	Disclose whether or not the Board has a nominating committee composed entirely of independent directors. If the Board does not have a nominating committee composed entirely of independent directors, describe what steps the Board takes to encourage an objective nomination process.	The Nominating and Government Committee is composed entirely of independent Directors.
c.	If the Board has a nominating committee, describe the responsibilities, powers and operation of the nominating committee.	See "Business of the Meeting-Committees of the Board-Nominating and Governance Committee" on page 18 of the Management Proxy Circular.
7.	**Compensation –**	
a.	Describe the process by which the Board determines the compensation for the issuer's directors and officers.	The Compensation and Pension Committee reviews Directors' compensation on an ongoing basis. The Company also conducts surveys to ensure that Directors' compensation is consistent with industry standards. See "Business of the Meeting-Compensation of Directors" on page 14 and "Report of the Compensation and Pension Committee-Report on Executive Compensation" on page 35 of the Management Proxy Circular.
b.	Disclose whether or not the Board has a compensation committee composed entirely of independent directors. If the Board does not have a compensation committee composed entirely of independent directors, describe what steps the Board takes to ensure an objective process for determining such compensation.	The Compensation and Pension Committee is composed entirely of independent Directors.
c.	If the Board has a compensation committee, describe the responsibilities, powers and operation of the compensation committee.	See "Business of the Meeting-Committees of the Board-Compensation and Pension Committee" on page 18 of the Management Proxy Circular.
d.	If a compensation consultant or advisor has, at any time since the beginning of the issuer's most recently completed financial year, been retained to assist in determining compensation for any of the issuer's directors and officers, disclose the identity of the consultant or advisor and briefly summarize the mandate for which they have been retained. If the consultant or advisor has been retained to perform any other work for the issuer, state that fact and briefly describe the nature of the work.	No compensation consultants were retained in the 2005 financial year.

CORPORATE GOVERNANCE DISCLOSURE REQUIREMENTS	COMMENTS
8. **Other Board Committees -** If the Board has standing committees other than the audit, compensation and nominating committees, identify the committees and describe their function.	See "Business of the Meeting-Committees of the Board" on page 17 of the Management Proxy Circular.
9. **Assessments -** Disclose whether or not the Board, its committees and individual directors are regularly assessed with respect to their effectiveness and contribution. If assessments are regularly conducted, describe the process used for the assessments. If assessments are not regularly conducted, describe how the Board satisfies itself that the Board, its committees, and its individual directors are performing effectively.	See "Board Effectiveness and Evaluation" on page 20 of the Management Proxy Circular.

APPENDIX 1 to SCHEDULE B
Board Mandate

Fundamental Objectives and Duties

The Board's fundamental objective is to create value for the Shareholders of the Company. The Board's duties and responsibilities are all carried out in a manner consistent with that fundamental objective.

The Board represents, and acts with a view to the best interests of, the Company and of the Shareholders and membership generally. The Board and its individual directors do not represent any specific constituency or interest group within the Shareholders or members of the Company or the communities in which it operates.

The principal duty and responsibility of the Board is its stewardship responsibilities including overseeing the management of the Company. The day-to-day management of the business and affairs is delegated by the Board to the CEO and other executive officers.

Stewardship Responsibilities

The Board's stewardship responsibility is to oversee the conduct of business, to provide leadership and direction to its management, and to set policies. Through the CEO, the Board sets standards of conduct, including the general moral and ethical standards for the conduct of its business as a leading agricultural business, including satisfying itself as to the integrity of the CEO and senior officers and that there is a culture of integrity in the Company.

Except as limited by its governing Act and its unique governance model, in carrying out its stewardship responsibility, the Company will conform to the governance guidelines established by regulatory bodies having jurisdiction over the Company from time to time.

Composition of the Board of Directors (the "Board") and its Committees and their Resources

The Board is made up of fifteen directors, twelve of whom are elected by delegates (who also must be Shareholders) representing the Company's members at annual meetings of members and three of whom are elected at annual meetings of Shareholders. Directors are elected for staggered terms of three years.

The Board elects a Chair whose principal responsibility is to manage the Board. The Chair must be independent of management and cannot be the CEO of the Company. The Board also elects a First Vice-Chair, as well as Vice-Chairs for Alberta, Saskatchewan and Manitoba.

The Board has seven standing committees: Executive; Nominating and Governance; Audit; Agricultural Policy; Compensation and Pension; Risk Review, and Member and Community Relations. The Board and each committee has available to it as resources such members of the Company's management as may from time to time be determined to be appropriate. The Board may also engage outside advisors consistent with Board needs, policies and practices.

The Board determines the powers and responsibilities of each Committee, and reviews the authority and mandate of each Committee as it deems appropriate.

Scope and Responsibilities

In discharging its duties and stewardship responsibility, the Board:

1. *Sets strategic direction, adopts and supervises the strategic planning process, and approves the plans and goals.* The Board in conjunction with the CEO and management team has direct responsibility for the ongoing development of the strategic planning process and long-term goals. These plans and goals are reviewed and approved annually by the Board. The Board monitors the success of management in implementing the approved strategies and plans.

2. *Identifies the principal risks of business and ensures the implementation of appropriate systems to manage these risks.* The Board must understand the principal risks of the business and ensure that systems are in place to monitor and manage these risks effectively with a view to the long-term viability and success of the Company and the interests of its Shareholders and members generally.

3. *Appoints, monitors the performance of, and determines the compensation for the CEO and CFO (on recommendation of the CEO).* The Board must ensure that the Company has management of the highest calibre. This responsibility is carried out primarily through the appointment of the CEO. On an ongoing basis, the Board assesses the CEO's performance against criteria and objectives established by the Board. The CEO shall appoint management. The Board communicates expectations of management through the CEO.

4. *Adopts procedures to ensure independent functioning of the Board.* The Board must put in place appropriate procedures to ensure that the Board is able to function independently of management. This responsibility is fulfilled through the election of a non-executive Chair, by ensuring that the directors have an opportunity to discuss issues in the absence of management other than the CEO, and by establishing a process and guidelines to enable individual directors and Committees of the Board to

engage outside advisors. The Board is responsible for defining its relationship with management and for establishing, through the development of clear policies and procedures, specific levels of authority for management. Currently management requires Board approval in respect of capital expenditures in excess of $1,500,000 and for annual operating budgets.

5. *Ensures integrity of the Company's internal control and management information systems.* This responsibility includes reviewing and approving historical financial information and ensuring the integrity of the audit system and compliance with applicable accounting principles and laws. The Board must ensure that it receives a flow of historical and non-historical information that provides a base for determining the future prospects and direction of the business.

6. *Adopts and implements a communications policy.* The Board must ensure that policies and procedures are in place to enable the company to communicate effectively with its Shareholders and members, together with other stakeholders and the public generally. The Board of Directors of the Company shall consider and approve all material public disclosure documents required by law to be issued by the Company including annual financial statements, quarterly financial statements, annual reports, annual information forms and related disclosure including management's discussion and analysis disclosure. The Board approves a Company Disclosure Policy and reviews it annually.

The Board ensures that:

(a) the Company maintains a Shareholders' and Members' relations department and a 1-800 number to allow Shareholders, Members and other interested parties direct and affordable access to the Company.

(b) management liases with the investment community after dissemination of significant operational or financial information, including quarterly and annual reports, so as to maintain an effective dialogue with Shareholders and the investment community; and

(c) the Company maintains a website (www.agricoreunited.com) for Shareholders and others that provides data and information of interest to the investor community. The website provides access to the latest events affecting the Company's performance, including press releases and financial reports, the ability to obtain financial statements and reports in a number of formats and archives of past financial reports for comparison.

7. *Ensures succession planning is in place.* The Board must ensure that adequate and effective succession plans are in place for the CEO and senior management.

8. *Adopts policies that govern the conduct of directors, officers and employees.* The Board must ensure that clear and unambiguous policies are in place relating to the conduct of the directors, officers and all employees and, except as limited by its governing Act, to ensure compliance with all applicable standards, laws and regulations respecting corporate governance. The Board must adopt procedures to ensure reporting through management of any significant or material breaches of these policies and of improper or questionable conduct. The Board is also responsible for identification and reporting of conflicts of interest whether potential or actual.

9. *Declares Dividends.* The Board considers, and where appropriate, declares dividends on the outstanding shares of the Company including its preferred shares.

10. *Considers Director Nominations.* The Board considers competencies and skills which exist and which are required on the Board and the advice of the Nominating & Governance Committee in seeking directors for election to the Board.

11. *Corporate Governance.* The Board develops the Company's approach to corporate governance, including a set of corporate governance principles and guidelines that are specifically applicable to the Company and disclosed in the Company Annual Proxy Information Circular.

12. *Preparation, Attendance and Availability.* The Board expects that each director shall:

    (i) Attend meetings well prepared, having completed and understood the necessary background reading and having consulted other directors and/or management, if required, to evaluate and add value to agenda items presented.

    (ii) Demonstrate broader preparation than just the distributed material.

    (iii) Be available when needed; and be accessible and approachable.

Operation of the Board

1. The Board shall meet a minimum of four times in each year.

2. The agenda for Board meetings shall contain standing business reporting items. At a prior meeting, or through the Chair, any director may request additional items for inclusion on the agenda.

3. All reports and material for approval by the Board shall be delivered at least 24 hours in advance of a Board meeting in rush circumstances, and 48 hours for regular reporting, unless extenuating circumstances, as approved by the Chair of the board, dictate otherwise.

4. The agenda for Board meetings may indicate a regular in-camera session. In addition, any director may request a meeting of the Board with no management in attendance, other than the CEO if he or she is then serving as a director and, unless inappropriate, the Corporate Secretary. Requests for such an in-camera meeting shall be made initially to the Chair, who shall make a determination as to whether or not the requested meeting should be held. In making such determination, the Chair shall consider whether the Board cannot properly discharge its duties unless no one other than Board members are in attendance. If the Chair determines that the requested meeting should not be held and the director requesting the meeting is not satisfied with that determination, the director may make a motion at a meeting of the Board that the requested in-camera meeting be held and the matter shall be resolved by vote of the Board.

5. Each member of the Board shall make himself or herself available on reasonable notice to attend Board meetings of the Company, whether by telephone or whether in person, and shall devote sufficient time and effort as may be required in order to adequately and effectively carry out and conduct the duties of the directors as herein set out.

6. Each member of the Board shall refrain from any action or conduct that might conflict with the interests of the Company and shall not engage in any activity to promote the director's personal interest over the interests or good order of the Company.

Approved by the Board September 8, 2005.

"T. W. KIRK"
Corporate Secretary

UNITED GRAIN GROWERS LIMITED
operating as AGRICORE UNITED
NOTICE OF ANNUAL MEETING OF SHAREHOLDERS

Notice is hereby given that the annual meeting (the "Meeting") of the holders of Limited Voting Common Shares (the "Limited Voting Common Shares") of UNITED GRAIN GROWERS LIMITED, operating as **AGRICORE UNITED** (the "Company") will be held at the Fairmont Winnipeg Hotel at Two Lombard Place, Winnipeg, Manitoba, Canada on Wednesday, February 8, 2006 at 9:00 a.m. (Winnipeg time) for the following purposes:

1. *to elect one Non-Member Director for a three-year term;*
2. *to elect one Non-Member Director for a one-year term;*
3. *to appoint auditors to hold office until the close of the next annual Shareholders' meeting and authorize the Directors to fix the remuneration of the auditors; and*
4. *to transact such other business as may properly come before the Meeting or any adjournment or postponement thereof.*

The 2005 Annual Report, the 2005 Management Proxy Circular and a form of Proxy accompany this Notice of Annual Meeting.

DATED at Winnipeg, Manitoba, this 21st day of December, 2005.

By order of the Board
TOM KIRK, Corporate Secretary
P.O. Box 6600
201 Portage Avenue
Winnipeg, Manitoba
R3C 3A7

FORM 13-502F1

ANNUAL PARTICIPATION FEE FOR REPORTING ISSUERS

Reporting Issuer Name:	United Grain Growers Limited o/a Agricore United		
Financial Year Ending, used in calculating the participation fee:	October 31, 2005		

1. Class 1 Reporting Issuers (Canadian Issuers - Listed in Canada and/or the U.S.)

Market value of equity securities:			
(a) Limited Voting Common Shares as at October 31, 2005		45,361,137	
Simple average of the closing price of that class or series as of the last trading day of each of the months of the financial year (under paragraph 2.5(a)(ii)(A) or (B) of the Rule)	X	$8.2942	
Market value of class or series	=		$376,234,343
Market value of corporate debt or preferred shares of Reporting Issuer or Subsidiary Entity referred to in Paragraph 2.5(b)(ii):			
(a) Series "A" convertible preferred shares as at October 31, 2005		1,104,369	
Closing price at the end of Company's financial year	X	$14.85	
Aggregate Market Value	=		$16,399,880
(b) 9% unsecured convertible subordinated debentures as at October 31, 2005		1,050,000	
Closing price at the end of Company's financial year	X	$109.50	
Aggregate Market Value	=		$114,975,000
Total Capitalization (add market value of all classes and series of equity securities and market value of debt and preferred shares)			$507,609,223
Total fee payable in accordance with Appendix A of the Rule			$35,000

SEC File No. 82-34725

Agricore United™

Computershare

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Toronto, Ontario M5J 2Y1
Telephone 1-877-982-8758
514-982-7555
Facsimile 1-866-249-7775
416-263-9524
www.computershare.com

Security Class

Holder Account Number

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Proxy Form - Annual Meeting to be held on February 8, 2006

Notes to Proxy

1. **Every holder has the right to appoint some other person of their choice, who need not be a holder, to attend and act on their behalf at the meeting. If you wish to appoint a person other than the persons whose names are printed herein, please insert the name of your chosen proxyholder in the space provided (see reverse).**

2. If the securities are registered in the name of more than one owner (for example, joint ownership, trustees, executors, etc.), then all those registered should sign this proxy. If you are voting on behalf of a corporation or another individual you will be required to provide documentation evidencing your power to sign this proxy with signing capacity stated.

3. This proxy should be signed in the exact manner as the name appears on the proxy.

4. If this proxy is not dated in the space provided on the reverse side, it will be deemed to bear the date on which it is mailed by Management to the holder.

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VOTE USING THE TELEPHONE OR INTERNET 24 HOURS A DAY 7 DAYS A WEEK!

Voting by mail will be the only method for holdings held in the name of a corporation or holdings being voted on behalf of another individual.
Voting by mail or by Internet, are the only methods by which a holder may appoint a person as proxyholder other than the Management nominees named on the reverse of this proxy.
Instead of mailing this proxy, you may choose one of the two voting methods outlined below to vote this proxy. Please have this proxy in hand when you call.
To Receive Documents Electronically - You can enrol to receive future securityholder communications electronically after you vote using the Internet. If you don't vote online, you can still enrol for this service. Follow the instructions below.

To Vote Using the Telephone (Only Available Within Canada and U.S.)

- Call the toll free number listed BELOW from a touch tone telephone. There is NO CHARGE for this call.
- Proxy Instructions must be received by 4:30 pm, Toronto time, February 6, 2006.

To Vote Using the Internet

- Go to the following web site:
- Proxy Instructions must be received by 4:30 pm, Toronto time, February 6, 2006.

To Receive Documents Electronically

- You can enrol to receive future securityholder communications electronically, after you vote using the Internet. If you don't vote online, you can still enrol by visiting www.computershare.com - click "Shareholder Services" and then "Electronic Shareholder Communications".

If you vote by telephone or the Internet, DO NOT mail back this proxy.

Proxies submitted must be received by 4:30 p.m., Toronto time, on February 6, 2006 or such later time as the Chair may determine.

THANK YOU

00ABJB

This Form of Proxy is solicited by and on behalf of Management.

Appointment of Proxyholder

I/We being holder(s) of Limited Voting Common Shares of United Grain Growers Limited operating as Agricore United hereby appoint(s):
Wayne W. Drul, Chair of the Board of Directors, or failing him, Jon K. Grant, 1st Vice-Chair of the Board of Directors

OR

Print the name of the person you are appointing if this person is someone other than the Chair of the Board of Directors or the 1st Vice-Chair of the Board of Directors.

as my/our proxyholder with full power of substitution to attend, vote and otherwise act for and on my/our behalf as directed herein and in respect of any amendments or variations to the matters identified below and all other matters that may properly come before the Annual Meeting (the "Meeting") of United Grain Growers Limited operating as Agricore United (the "Company") to be held at the Fairmont Winnipeg Hotel, Two Lombard Place, Winnipeg, Manitoba, Canada R3B 0Y3 on February 8, 2006 at 9:00 am (Winnipeg time) and at any adjournment(s) or postponement(s) thereof. If directions have been given, the shares represented by this proxy will be voted or withheld from voting in accordance with such directions on any ballot that may be called for and if you have specified a choice with respect to any matter to be acted on, the shares represented by this proxy will be voted or withheld from voting accordingly. **If no direction is made in respect of any of the matters specified below, the shares represented by this proxy will be voted FOR such matter.** If any amendments or variations to matters identified in the notice of meeting are proposed at the Meeting or any adjournment(s) or postponement(s) thereof or if any other matters properly come before the Meeting or any adjournment(s) or postponement(s) thereof, this proxy confers discretionary authority on the proxyholder to vote on such amendments or variations or such other matters as the proxyholder sees fit.

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1. Election of Directors

01. Election of Jon K. Grant to the Company's Board for a three-year term — For ☐ Withhold ☐

02. Election of Steven R. Mills to the Company's Board for a one-year term — For ☐ Withhold ☐

2. Appointment of Auditors

Appointment of PricewaterhouseCoopers LLP as auditors until the close of the next annual meeting and the authorization of the Directors to fix the auditors' remuneration. — For ☐ Withhold ☐

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Authorized Signature(s) - Sign Here - This section must be completed for your instructions to be executed.

I/We authorize you to act in accordance with my/our instructions set out above. I/We hereby revoke any proxy previously given with respect to the Meeting. **If no voting instructions are indicated above, this Proxy will be voted as recommended by Management.**

Signature(s)

Date

Interim Financial Statements and MD&A Request

In accordance with securities regulations, shareholders may elect annually to receive interim financial statements and MD&A, if they so request. If you wish to receive such mailings, please mark your selection. ☐ Mark this box if you would like to receive Interim Financial Statements and MD&A by mail.

Annual Financial Statements and MD&A

☐ Mark this box if you DO NOT want to receive the Annual Financial Statements and MD&A by mail.

You can also receive these documents electronically - see reverse for instructions to enrol for electronic delivery.

UGGQ

00ABKG

SEC File No. 82-34725

Agricore United

AGRICORE UNITED MARKS A CENTURY OF SERVICE

January 31, 2006 (Winnipeg) Agricore United will host its Annual Shareholders' Meeting in Winnipeg on February 8, 2006 followed by its Annual Members' Meeting February 8-9, 2006. The meetings will celebrate 100 years of service by Agricore United and its predecessors to the farmers of western Canada.

Grain Growers' Grain Company (GGGC), the first of the heritage companies of Agricore United, was founded by a group of farmers at Sintaluta, Saskatchewan on January 27, 1906. It opened for business in Winnipeg in September of that year. "Through its heritage companies, Agricore United has deep roots in prairie agriculture," says Agricore United Chair Wayne Drul. "We are proud to honour the vision and determination of our founders who helped shape the industry."

GGGC was the forerunner to United Grain Growers Ltd. (UGG) established in 1917. Alberta Wheat Pool commenced operations in 1923 and Manitoba Pool Elevators in 1924. The Alberta and Manitoba pools merged in 1998, joining with UGG in 2001 to form Agricore United.

The Agricore United Annual Members' Meeting provides a forum for 147 delegates representing over 40,000 farmer-members to elect member-directors, provide input on farm policy and hear presentations by industry leaders.

Among the featured speakers at the Winnipeg meeting will be Allen Andreas, Chair & CEO of Archer Daniels Midland who will discuss the rapid growth of ethanol and biodiesel. There will also be presentations by Fred Green, President and COO of CP Rail, John P. Oliver, President, Maple Leaf Bio-Concepts and Kelley Fitzpatrick, Coordinator, Flax Canada 2015.

Delegates will consider resolutions on a variety of issues including a proposed policy framework for Agricore United, renewable fuels, international trade, grain marketing & transportation and farm income support programs.

All sessions are being held at the Fairmont Winnipeg and are open to the news media. Information concerning the Annual Shareholders' meeting is provided in the company's Notice of 2005 Annual and Special Meeting and Management Proxy Circular. Biographies of member-director candidates and a list of resolutions can be found on the website at www.agricoreunited.com. There will be a live webcast of the annual shareholders' meeting. Media and other interested parties are invited to log onto the Agricore United website on Wednesday, February 8, 2006 at 9 a.m. CST (8 a.m. MST, 10 a.m. EST).

Agricore United is one of Canada's leading agri-business with headquarters in Winnipeg, Manitoba and extensive operations and distribution capabilities across western Canada. Agricore United leverages its technology, facilities, services and logistics expertise to connect prairie-based agricultural customers to domestic and international end-use customers and suppliers. The company's operations are diversified into sales of crop inputs and services, grain merchandising, livestock production services and financial services. Agricore United's common shares are traded on the Toronto Stock Exchange under the symbol "AU.LV".

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FOR FURTHER INFORMATION PLEASE CONTACT:

Tom Steve
Member Services Coordinator
Cell (306) 221-2683 (February 7-9, 2006)
Phone (306) 343-5060
Email: tsteve@agricoreunited.com

Agricore United

ANNUAL MEMBERS' MEETING
Fairmont Winnipeg, Winnipeg, MB
February 8-9, 2006

AGENDA AT-A-GLANCE

Wednesday, February 8, 2006

9:00 a.m.	Annual Shareholders' Meeting Presentation by Wayne Drul, Chair AU Presentation by Brian Hayward, CEO AU
10:30 a.m.	Annual Members' Meeting Resolutions
11:45 a.m.	Delegate Lunch Guest Speaker: Chris Martin, Vice-President Corporate Affairs & General Counsel, Agricore United
1:00 p.m.	Guest Speaker: Allen Andreas, Chair and CEO Archer Daniels Midland, ***Ethanol and Biodiesel***
2:00 p.m.	Member-director nominations and speeches
3:00 p.m.	Resolutions
6:30 p.m.	Banquet

Thursday, February 9, 2006

8:30 a.m.	Guest Speakers: John Oliver, Ag Futurist Kelley Fitzpatrick, Coordinator, Flax Canada 2015
10:30 a.m.	Election of member-directors
12:00 p.m.	Lunch - Guest Speaker: Fred Green, President and COO, CP Rail
1:00 p.m.	The World Trade Organization (WTO) Guest Speakers: Alanna Koch, Director AU and Vice-President CAFTA Cam Dahl, Government Relations & Policy Development Officer, AU
2:00 p.m.	Resolutions Adjournment